





Assisted Living Concepts, Inc.





Notice of Annual Meeting
Proxy Statement
Form 10-K

2007 ANNUAL REPORT

Financial Highlights
(In thousands, except per share data)

	2007	2006
Revenues	$ 229,347	$ 231,148
Income from operations	$ 32,582	$ 28,459
Income from continuing operations before non-recurring charges noted below	$ 17,214	$ 16,400
Non-recurring charges:		
Transaction costs (net of tax benefits)	35	3,942
Impairment of long-lived assets (net of tax benefits)	—	1,923
Loss from discontinued operations (net of tax benefits)	—	1,526
Net Income	$ 17,179	$ 9,009
Diluted earnings per share before non-recurring charges	$ 0.25	$ 0.23
Non-recurring charges per diluted share	—	(0.10)
Diluted earnings per share	$ 0.25	$ 0.13
Adjusted EBITDA*	$ 50,280	$ 53,021
Adjusted EBITDAR*	$ 64,590	$ 67,312
Weighted average diluted shares outstanding	68,863	70,205
Balance Sheet Data:		
Cash and cash equivalents	$ 14,066	$ 19,951
Total assets	$ 476,241	$ 447,340
Total debt	$ 129,719	$ 90,636
Shareholders' equity	$ 294,534	$ 316,838

Census Highlights
(All continuing residences**)

	2007	2006
Average Occupied Units by Payer Source:		
Private	5,297	5,058
Medicaid	1,357	1,991
Total	6,654	7,049
Percent of Occupancy by Payer Source:		
Private	79.6%	71.8%
Medicaid	20.4%	28.2%
Percent of Revenue by Payer Source:		
Private	85.0%	78.8%
Medicaid	15.0%	21.2%
Average Revenue by Occupied Unit Day by Payer Source:		
Private	$ 100.61	$ 96.01
Medicaid	$ 69.11	$ 65.77
Combined	$ 94.19	$ 87.47
Occupancy Percentage	79.1%	85.2%

* See reconciliation of non-GAAP measures in the attached Annual Report on Form 10-K

** Continuing residences in 2006 include all residences except (i) two freestanding residences and an additional 129 assisted living units contained in skilled nursing facilities that were retained by Extendicare Inc. and (ii) residences classified in the financial statements as discontinued operations.

CORPORATE PROFILE

Assisted Living Concepts, Inc. (NYSE: ALC) is a national provider of assisted living services in the United States. At December 31, 2007, we operated 208 assisted living communities in 17 states with capacity for more than 8,500 residents. Effective January 1, 2008, we acquired the operations of Cara Vita, consisting of eight leased assisted living residences and a total of 541 units. Our residences typically consist of 35 to 60 units and offer our residents a helpful, home-like setting.

Our assisted living residences are designed for seniors who seek housing with supportive care and services, including assistance with activities of daily living, housekeeping, and restaurant style dining. Residents may move into our communities for purposes of socialization, additional health and wellness oversight, or a desire for assistance with activities of daily living.

Our residences are purpose-built to meet the special needs of seniors and are typically located in targeted, middle-market suburban communities that are selected on the basis of a number of demographic and competitive factors, including the size of the target resident population. We own 153 of our residences and lease the remaining under long-term leases, giving us significant operational flexibility with respect to our properties, and a commitment to maintaining them at high standards.

ALC Residences

(As of January 1, 2008)

	Owned		Leased from Others		Total Residences Under Operation	
	Number	Resident Capacity	Number	Resident Capacity	Number	Resident Capacity
Texas	27	1,077	14	563	41	1,640
Indiana	21	852	2	78	23	930
Washington	13	588	8	308	21	896
Ohio	15	563	5	191	20	754
Oregon	11	382	8	276	19	658
Wisconsin	12	657	-	-	12	657
Pennsylvania	10	376	1	39	11	415
Iowa	6	374	1	35	7	409
Arizona	7	324	2	76	9	400
South Carolina	6	234	4	160	10	394
Idaho	5	196	4	148	9	344
Nebraska	5	168	4	156	9	324
New Jersey	5	195	3	117	8	312
Georgia	-	-	5	290	5	290
Louisiana	4	173	-	-	4	173
Alabama	-	-	1	164	1	164
Michigan	4	157	-	-	4	157
Minnesota	1	60	-	-	1	60
Kentucky	1	55	-	-	1	55
Florida	-	-	1	44	1	44
Total	153	6,431	63	2,645	216	9,076

2007 MESSAGE TO SHAREHOLDERS

2007 was a transitional year for Assisted Living Concepts, Inc. and we could not be more excited about our future growth prospects. As the operating landscape and regulatory environment continue to change with respect to Medicaid, we are further encouraged by our strategy to exit those programs. We believe there is no doubt our strategy will benefit our shareholders, staff and residents in the long-run. It is, however, not without inherent challenges, it's not a quick fix, and, with additional external economic pressure, we could see further delay in getting our private pay occupancy to national averages. The ALC team has been thoughtful and tireless in its approach to bring in more residents and has continued to post strong margins through this transition that offers a glimpse of the potential for future profitability. Through our expansion plans, acquisitions, and improvement in private pay mix, we believe we are well positioned for the upcoming year.

Strong Financial Results

The financial results for 2007 were largely impacted by our continuing efforts to strengthen our revenue base by shifting from Medicaid residents to higher paying private pay residents. To accomplish this, in 2007 we chose not to renew thirty three Medicaid contracts which, together with natural attrition, resulted in an average 2007 Medicaid population decrease of 634[1] units as compared to 2006. At the same time, we added an average of 239[1] private pay units in 2007. Despite the overall reduction in census, our revenues increased by 1.2% over pro forma 2006[1] revenues to $229.3 million. In 2007 we grew our higher margin private pay revenues as a percentage of total revenues, achieving 85.0% in 2007 compared to 78.8%[1] in 2006. We plan to continue our focus on growing our private payer mix while also increasing our overall occupancy. Despite the decrease in overall revenues, we delivered excellent adjusted EBITDA[2] and adjusted EBITDAR[2] margins in 2007, reaching 21.9% and 28.2%, respectively. For 2007, our net income was $17.2 million compared to net income of $9.0 million in 2006 and net income before non-recurring charges[3] in 2006 of $16.4 million.

In 2007, our average occupancy rate for all residences was 79.1% and the average consolidated daily rate for rent and services was $94.19 per unit.

Business Strategy

Our business strategy continues to focus on growing revenues and operating income. The principal elements are:

- Increasing the number of units in our portfolio by adding to existing residences and acquiring new ones:
  - *On July 20, 2007 we acquired a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa.*
  - *In February, 2007 we announced the initiation of an expansion project on existing owned residences that is expected to result in an additional 400 units coming on line by the end of 2008.*
  - *Effective January 1, 2008, we acquired the operations of Cara Vita, consisting of eight leased assisted living residences and a total of 541 units. Five of the residences are located in Georgia, and one each in South Carolina, Alabama and Florida.*
- Increasing our occupancy rate and the percentage of revenue derived from private pay sources:
  - *In 2007, we substantially improved our private pay mix, increasing from 78.8% of revenues in 2006 to 85.0% in 2007.*

---

[1] 2006 data excludes the operations of three discontinued assisted living residences (168 units) and two free standing Extendicare assisted living residences (141 units) and another 129 assisted living units contained within skilled nursing facilities that were not transferred to ALC in connection with our separation from Extendicare.
[2] See reconciliation of non-GAAP measures in the attached Annual Report on Form 10-K.
[3] Non-recurring charges in 2006 included separation related transaction fees of $3.9 million (net of income tax benefits of $0.5 million), a non-cash charge of $1.9 million (net of an income tax benefit of $1.2 million) and a loss from discontinued operations of $1.5 million (net of an income tax benefit of $0.9 million).

2007 MESSAGE TO SHAREHOLDERS

2007 was a transitional year for Assisted Living Concepts, Inc. and we could not be more excited about our future growth prospects. As the operating landscape and regulatory environment continue to change with respect to Medicaid, we are further encouraged by our strategy to exit those programs. We believe there is no doubt our strategy will benefit our shareholders, staff and residents in the long-run. It is, however, not without inherent challenges, it's not a quick fix, and, with additional external economic pressure, we could see further delay in getting our private pay occupancy to national averages. The ALC team has been thoughtful and tireless in its approach to bring in more residents and has continued to post strong margins through this transition that offers a glimpse of the potential for future profitability. Through our expansion plans, acquisitions, and improvement in private pay mix, we believe we are well positioned for the upcoming year.

Strong Financial Results

The financial results for 2007 were largely impacted by our continuing efforts to strengthen our revenue base by shifting from Medicaid residents to higher paying private pay residents. To accomplish this, in 2007 we chose not to renew thirty three Medicaid contracts which, together with natural attrition, resulted in an average 2007 Medicaid population decrease of 634[1] units as compared to 2006. At the same time, we added an average of 239[1] private pay units in 2007. Despite the overall reduction in census, our revenues increased by 1.2% over pro forma 2006[1] revenues to $229.3 million. In 2007 we grew our higher margin private pay revenues as a percentage of total revenues, achieving 85.0% in 2007 compared to 78.8%[1] in 2006. We plan to continue our focus on growing our private payer mix while also increasing our overall occupancy. Despite the decrease in overall revenues, we delivered excellent adjusted EBITDA[2] and adjusted EBITDAR[2] margins in 2007, reaching 21.9% and 28.2%, respectively. For 2007, our net income was $17.2 million compared to net income of $9.0 million in 2006 and net income before non-recurring charges[3] in 2006 of $16.4 million.

In 2007, our average occupancy rate for all residences was 79.1% and the average consolidated daily rate for rent and services was $94.19 per unit.

Business Strategy

Our business strategy continues to focus on growing revenues and operating income. The principal elements are:

- Increasing the number of units in our portfolio by adding to existing residences and acquiring new ones:
  - *On July 20, 2007 we acquired a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa.*
  - *In February, 2007 we announced the initiation of an expansion project on existing owned residences that is expected to result in an additional 400 units coming on line by the end of 2008.*
  - *Effective January 1, 2008, we acquired the operations of Cara Vita, consisting of eight leased assisted living residences and a total of 541 units. Five of the residences are located in Georgia, and one each in South Carolina, Alabama and Florida.*
- Increasing our occupancy rate and the percentage of revenue derived from private pay sources:
  - *In 2007, we substantially improved our private pay mix, increasing from 78.8% of revenues in 2006 to 85.0% in 2007.*

---

[1] 2006 data excludes the operations of three discontinued assisted living residences (168 units) and two free standing Extendicare assisted living residences (141 units) and another 129 assisted living units contained within skilled nursing facilities that were not transferred to ALC in connection with our separation from Extendicare.

[2] See reconciliation of non-GAAP measures in the attached Annual Report on Form 10-K.

[3] Non-recurring charges in 2006 included separation related transaction fees of $3.9 million (net of income tax benefits of $0.5 million), a non-cash charge of $1.9 million (net of an income tax benefit of $1.2 million) and a loss from discontinued operations of $1.5 million (net of an income tax benefit of $0.9 million).

CORPORATE PROFILE

Assisted Living Concepts, Inc. (NYSE: ALC) is a national provider of assisted living services in the United States. At December 31, 2007, we operated 208 assisted living communities in 17 states with capacity for more than 8,500 residents. Effective January 1, 2008, we acquired the operations of Cara Vita, consisting of eight leased assisted living residences and a total of 541 units. Our residences typically consist of 35 to 60 units and offer our residents a helpful, home-like setting.

Our assisted living residences are designed for seniors who seek housing with supportive care and services, including assistance with activities of daily living, housekeeping, and restaurant style dining. Residents may move into our communities for purposes of socialization, additional health and wellness oversight, or a desire for assistance with activities of daily living.

Our residences are purpose-built to meet the special needs of seniors and are typically located in targeted, middle-market suburban communities that are selected on the basis of a number of demographic and competitive factors, including the size of the target resident population. We own 153 of our residences and lease the remaining under long-term leases, giving us significant operational flexibility with respect to our properties, and a commitment to maintaining them at high standards.

ALC Residences

(As of January 1, 2008)

	Owned		Leased from Others		Total Residences Under Operation	
	Number	Resident Capacity	Number	Resident Capacity	Number	Resident Capacity
Texas	27	1,077	14	563	41	1,640
Indiana	21	852	2	78	23	930
Washington	13	588	8	308	21	896
Ohio	15	563	5	191	20	754
Oregon	11	382	8	276	19	658
Wisconsin	12	657	-	-	12	657
Pennsylvania	10	376	1	39	11	415
Iowa	6	374	1	35	7	409
Arizona	7	324	2	76	9	400
South Carolina	6	234	4	160	10	394
Idaho	5	196	4	148	9	344
Nebraska	5	168	4	156	9	324
New Jersey	5	195	3	117	8	312
Georgia	-	-	5	290	5	290
Louisiana	4	173	-	-	4	173
Alabama	-	-	1	164	1	164
Michigan	4	157	-	-	4	157
Minnesota	1	60	-	-	1	60
Kentucky	1	55	-	-	1	55
Florida	-	-	1	44	1	44
Total	153	6,431	63	2,645	216	9,076

- *Due to inherent challenges synonymous with Medicaid participation and because private pay rates generally exceed those offered through Medicaid programs by 25% to 35%, in 2007 we continued to actively reduce the number of units available to Medicaid programs. This will enable us to provide high quality programs and services for our residents, reinvest in our properties, and provide valuable employment opportunities for our staff.*

- Applying operating efficiencies achievable from owning a large number of assisted living residences:
    - *The senior living industry is large and fragmented and characterized by many small and regional operators. According to figures available from the American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry, the five largest operators of senior living residences measured by total resident capacity service only 14% of total capacity. We plan to leverage the efficiencies of scale we have achieved through the consolidated purchasing power of our residences to lower costs at residences we acquire.*

Corporate Governance

We will earn our investor's trust through integrity and maintain it through transparency. I assure you that our management team and Board of Directors are committed to meeting best practices in corporate governance and disclosure and promoting a culture of professional and corporate integrity throughout Assisted Living Concepts.

Our Board monitors industry developments and evolving best practices, and reviews and amends its policies to reflect rising standards. We currently meet all required guidelines of the New York Stock Exchange and expect to remain compliant in the future.

Acknowledgements

I am pleased with our progress in 2007 and optimistic for a successful 2008. We look forward to the challenges that lie ahead and are committed to carrying out our business strategy in 2008 and beyond.

Our energetic management team has demonstrated its talents by executing our strategy and delivering positive results. Our success depends on the efforts of all our employees who perform such a valuable job in taking care of our residents and I thank them for their dedication and commitment. Together we are positioning Assisted Living Concepts for enhanced future performance. Investments in recruitment, training and development are consequently a top priority. We have always fostered an entrepreneurial spirit to drive profitable growth and we will continue to do so. We are confident our focused approach will deliver strong value to our shareholders.

On behalf of our management team, I extend our gratitude to our residents and their families for entrusting their care to us. Through enhanced service offerings, a customer oriented service culture, and aesthetically pleasing quality environments, we look forward to maintaining their approval and attracting new residents into our communities to experience how life can be easier at Assisted Living Concepts.

As well, thank you to our Board of Directors and shareholders for your continued support and confidence.



Laurie A. Bebo
President and Chief Executive Officer

ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ASSISTED LIVING CONCEPTS, INC.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

Notice of Annual Meeting

ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051
(262) 257-8888

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders of Assisted Living Concepts, Inc. ("ALC") will be held at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin on Monday, May 5, 2008 at 4:00 p.m. central time for the following purposes:

1. To elect nine persons to the corporation's Board of Directors;

2. To consider and act upon a proposal to approve amendments to and the restatement of ALC's Amended and Restated Articles of Incorporation;

3. To consider and act upon a proposal to approve the 2006 Omnibus Incentive Compensation Plan for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended; and

4. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

Stockholders of record of ALC's Class A Common Stock and Class B Common Stock at the close of business on March 21, 2008 are entitled to notice of and to vote at the annual meeting and any adjournments or postponements of the annual meeting. A list of stockholders entitled to vote will be available at the annual meeting for inspection by any stockholder for any purpose germane to the annual meeting.

Whether or not you plan to attend the annual meeting, please take the time to vote your shares by promptly completing, signing, dating and mailing the proxy card in the postage-paid envelope provided (or, if applicable, by following the instructions supplied to you by your bank or brokerage firm for voting by telephone or via the Internet).

By Order of the Board of Directors,



Eric B. Fonstad
Senior Vice President, General Counsel and Secretary

Menomonee Falls, Wisconsin
April 7, 2008

ASSISTED LIVING CONCEPTS, INC.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051
(262) 257-8888

PROXY STATEMENT

INTRODUCTION

This proxy statement is furnished beginning on or about April 7, 2008 in connection with the solicitation of proxies by the Board of Directors of Assisted Living Concepts, Inc. ("ALC"), a Nevada corporation, for use at the annual meeting of stockholders to be held at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin on Monday, May 5, 2008 at 4:00 p.m. central time and at any adjournments or postponements of the annual meeting.

On November 10, 2006, ALC became an independent, publicly traded company with its Class A Common Stock listed on the New York Stock Exchange when the separation of ALC from its parent company, Extendicare Inc., pursuant to a distribution of ALC's Class A and Class B common stock to the holders of Extendicare Inc. subordinate and multiple voting shares, was effected pursuant to a Plan of Arrangement filed with and approved by the Ontario Supreme Court of Justice. Extendicare Inc. was then converted to Extendicare REIT, a Canadian Real Estate Investment Trust.

Proxies

Properly signed and dated proxies received by ALC's Secretary prior to or at the annual meeting will be voted as instructed on the proxies or, in the absence of such instruction, FOR the election to the Board of Directors of the persons nominated by the Board, FOR the proposal to approve amendments to and the restatement of the Amended and Restated Articles of Incorporation (the "Articles"), FOR the proposal to approve the 2006 Omnibus Incentive Compensation Plan, and in accordance with the best judgment of the persons named in the proxy on any other matters which may properly come before the annual meeting.

The Board of Directors has appointed an officer of Computershare Trust Company, Inc., transfer agent for ALC's Class A common stock, par value $0.01 per share ("Class A Common Stock"), and ALC's Class B common stock, par value $0.01 per share ("Class B Common Stock"), to act as an independent inspector at the annual meeting.

Record Date, Class A and Class B Shares Outstanding, and Voting

Stockholders of record of either Class A or Class B Common Stock at the close of business on the record date, March 21, 2008, are entitled to vote on all matters presented at the annual meeting. In addition, stockholders of record of Class B Common Stock vote separately as a class on certain of the proposed amendments to the Articles. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. As of the record date, there were 54,623,126 shares outstanding of Class A Common Stock and 8,722,848 shares outstanding of Class B Common Stock.

Holders of a majority in total voting power of Class A Common Stock and Class B Common Stock entitled to vote at the annual meeting, voting together without regard to class and represented in person or by proxy, constitute a quorum. Under ALC's bylaws, if a quorum is present, the election of directors is decided by a plurality of the votes cast. For this purpose, "plurality" means that the individuals receiving the largest number of votes are elected as directors, up to the maximum number of directors to be chosen at the election. Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors (assuming a quorum is present).

Under ALC's Articles and Nevada law, the affirmative vote of the holders of a majority of the total voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote at the annual meeting, voting together without regard to class, and the affirmative vote of the holders of a majority of the voting power of the shares of Class B Common Stock entitled to vote at the annual meeting, voting separately as a class, are required to approve the proposal to approve amendments to and the restatement of the Articles. Abstentions, broker non-votes and shares that are not represented at the annual meeting will have the effect of votes cast against the proposal.

Under ALC's bylaws, if a quorum is present, the approval of the 2006 Omnibus Incentive Compensation Plan is decided by the affirmative vote of the holders of at least a majority of the total number of votes cast. Since abstentions and broker non-votes are not considered votes cast, they will not have an effect on the voting for this proposal.

The independent inspector will count the votes. Abstentions are considered as shares represented and entitled to vote. Broker or nominee "non-votes" on a matter are not considered as shares represented and entitled to vote on that matter, but do count toward the quorum requirement.

If less than a majority of voting power of either the Class A Common Stock and the Class B Common Stock voting together without regard to class is represented at the annual meeting, the chairman of the meeting or holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the annual meeting from time to time without further notice.

If your shares are registered in your name, you may vote them by completing and signing the accompanying proxy card and returning it in the enclosed envelope before the annual meeting.

If your shares are registered in the name of a bank or brokerage firm ("street name"), you may be eligible to vote your shares electronically via the Internet or by telephone. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services) online program. This program provides eligible stockholders the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge's program, your voting form will provide instructions.

Telephone and Internet voting procedures, if available, are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions, and to confirm that their instructions have been properly recorded. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.

Written ballots will be available from ALC's Secretary before the annual meeting commences. A stockholder whose shares are held in the name of a bank, broker or other holder of record must obtain a proxy, executed in such stockholder's favor, from the record holder in order for such stockholder to vote such shares in person at the annual meeting. Stockholders who send in their proxy cards and also attend the annual meeting do not need to vote again unless they wish to revoke their proxies.

Any stockholder (other than stockholders holding shares in "street name") giving a proxy may revoke it at any time before it is exercised by delivering notice of such revocation to ALC's Secretary in open meeting or in writing by filing with ALC's Secretary either a notice of revocation or a duly executed proxy bearing a later date. Presence at the annual meeting by a stockholder who has returned a proxy does not itself revoke the proxy. If you have given voting instructions to a broker, nominee, fiduciary or other custodian that holds your shares in "street name," you may revoke those instructions by following the directions given by the broker, nominee, fiduciary or other custodian.

PROPOSAL 1: ELECTION OF DIRECTORS

The following table shows certain information, including principal occupation and recent business experience, for each of the individuals nominated by the Board of Directors for election at the annual meeting. All of the nominees are presently ALC directors whose current terms expire in 2008 and who have been nominated to serve as directors until the 2009 annual meeting and until their respective successors are elected and qualified.

If any of the nominees becomes unable or unwilling to serve, then the proxies, pursuant to the authority granted to them by the Board of Directors, will have discretionary authority to select and vote for substitute nominees. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve.

Name		Director Since
Laurie A. Bebo	President and Chief Executive Officer of ALC since 2006. From 1999 to 2006, Ms. Bebo held a variety of management positions with Extendicare Health Services, Inc., including: Vice President Sales & Marketing; Vice President Assisted Living Operations; Area Vice President Wisconsin/Minnesota; and Area Vice President Ohio. From 1995 to 1999, Ms. Bebo was employed by Living Centers of America (Amerra & Mariner Post Acute Network) as Vice President Operations, Vice President Sales & Marketing, and Regional Sales Manager. Ms. Bebo serves as an Executive Board Member of Assisted Living Federation of America and on the Managers' Board of Newton Falls Fine Paper Company, LLC. She is 37.	2007
Alan Bell	From September 2004 to present, corporate partner of the Canadian law firm Bennett Jones LLP specializing in mergers and acquisitions, private and public financing, and corporate governance. Prior to September 2004, he was a corporate partner in the Canadian law firm Blake, Cassels & Graydon LLP. He is 59.	2006
Jesse C. Brotz	Mr. Brotz has a Bachelor of Science in Economics and Psychology from Brown University and has also completed course work at the Massachusetts Institute of Technology and the University of Otago in Dunedin, New Zealand. From 1996 to 1998, Mr. Brotz was a Senior Research Analyst for The Economics Research Group, Inc. (now Lexecon, Inc.), a Cambridge, Massachusetts consulting firm that uses economic theory and analysis in litigation support, public policy and business strategy. Since leaving Lexecon, Mr. Brotz has been building custom furniture and is currently employed as a Journeyman Cabinetmaker at The Joint Woodworking Studio in Vancouver, British Columbia. Mr. Brotz has been a director of Scotia Investments Limited since 2004 and is currently a member of the Audit and Corporate Governance/Human Resources committees of the board of directors of Scotia Investments Limited. He is 34.	2007

Name		Director Since
Derek H.L. Buntain	President of The Dundee Bank, a private bank offering banking services to international clients, and President and Chief Executive Officer of Goodman & Company (Bermuda) Limited (investment counsel). Prior to November 10, 2006, Mr. Buntain was a director of Extendicare Inc. Mr. Buntain also serves as a director of the following companies: Calibre Energy, Inc., CencoTech Inc., Dundee Precious Metals Inc., Eurogas Corporation, High Liner Foods Incorporated, and Sentex Systems Ltd. Mr. Buntain serves on the audit committees of Euorgas Corporation and CencoTech Inc. He is 67.	2006
David J. Hennigar	Chairman of the Board of Directors. Prior to November 10, 2006, he was Chairman of Extendicare Inc. Mr. Hennigar also is Chairman of Annapolis Group Inc. (a private holding company in real estate development and environmental collections and remediation), High Liner Foods Incorporated (a public value-added food processing company), and Aquarius Coatings Inc. (a public company in paint manufacturing), as well as Chairman and CEO of Landmark Global Financial Corporation (a public investment and management company), and Chairman and founder of Acadian Securities Inc. (a private investment dealer). In addition, Mr. Hennigar serves as a director of the following public companies: Crombie Real Estate Investment Trust, MedX Health Corp., Sentex Systems Ltd., SolutionInc Technologies Limited, and VR Interactive Corporation. He is a director of a number of private companies, including Minas Basin Holdings Limited, and Scotia Investments Limited. Mr. Hennigar chairs the audit committees of Crombie Real Estate Investment Trust and Sentex Systems Ltd. and is on the audit committee of MedX Health Corp. and SolutionInc Technologies Limited. He is 68.	2006
Malen S. Ng	Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario since 2003. Prior to November 10, 2006, she was a director of Extendicare Inc. From 1975 to 2002, Ms. Ng was employed by Ontario Hydro and its successor, Hydro One Inc. (the largest electricity delivery company in Ontario), where she occupied several executive positions. Ms. Ng is a director of Empire Company Limited (a Canadian company whose key businesses include food retailing and related real estate) and Jacques Whitford Group Ltd. Ms. Ng serves on the audit committee of Empire Company Limited. She is 56.	2006
Melvin A. Rhinelander	Vice Chair of the Board of Directors. Prior to November 10, 2006, he was the President and Chief Executive Officer of Extendicare Inc. as well as the Chairman and Chief Executive Officer of Extendicare Health Services, Inc., a wholly-owned subsidiary of Extendicare Inc. Following November 10, 2006, Mr. Rhinelander ceased being an employee of Extendicare Inc. and Extendicare Health Services, Inc., but remains on the board of directors of Extendicare REIT as Vice Chairman. He also serves as a director of Empire Company Limited (a Canadian company whose key businesses include food retailing and related real estate). Mr. Rhinelander joined the Extendicare group of companies in 1977 and served in a number of senior positions. He was appointed Chief Executive Officer of Extendicare Inc. in August 2000 following his appointment as President in August 1999. He is 58.	2006

Name		Director Since
Charles H. Roadman II, MD	Retired President and Chief Executive Officer of the American Health Care Association (1999 to 2004) and the former Surgeon General of the U.S. Air Force (1996 to 1999). Prior to November 10, 2006, he was a director of Extendicare Inc. Dr. Roadman serves as a director and advisor on a number of private corporate boards and associations. He is 64.	2006
Michael J. Spector	Retired Chair and Managing Partner, Quarles & Brady LLP, a Milwaukee Wisconsin based law firm with 425 attorneys in six cities. Mr. Spector joined Quarles & Brady in 1966 and served as a member of its Executive Committee from 1976 to 2002, as Chair of the Executive Committee from 1987 to 2002, and as Managing Partner from 1999 to 2002. His practice focused primarily on business counseling and general school law representation, including related litigation and collective bargaining. Mr. Spector is a member of the University of Wisconsin System Board of Regents and Deputy Executive Director of the United States Law Firm Group, Inc. He is 68.	2007

ALC's bylaws require that any nominations by stockholders of persons for election to the Board of Directors at the annual meeting must have been received by the Secretary by March 14, 2008. As no notice of such other nominations was received, no other nominations for election to the Board of Directors may be made by stockholders at the annual meeting.

Independence, Meetings, Committees, Governance Documents, Communications and Director Compensation

Independence

ALC's Board of Directors has affirmatively determined that all of ALC's directors and director nominees other than Ms. Bebo and Mr. Rhinelander are "independent" as defined in the corporate governance standards of the New York Stock Exchange. Ms. Bebo and Mr. Rhinelander are not considered to be independent because Ms. Bebo is currently ALC's President and Chief Executive Officer and Mr. Rhinelander has been an ALC officer within the last three years.

The Board considered the relationship of Mr. Bell and the law firm of Bennett Jones LLP to ALC and determined that relationship did not interfere with the exercise of his independent judgment and independence from the management of ALC. ALC has not used the services of Bennett Jones LLP since 2006. The Board considered the relationship of Mr. Spector and the law firm of Quarles & Brady LLP, which provides legal services to ALC, and determined that Mr. Spector's relationship as a retired partner of that firm does not interfere with the exercise of his independent judgment and independence from the management of ALC.

The Board also considered the relationship of Mr. Hennigar and Mr. Brotz to ALC through their association with Scotia Investments Limited, which owns the majority of the Class B Common Stock and controls approximately 54% of the voting power of stockholders, as well as the familial relationship between Mr. Hennigar and Mr. Brotz and determined that neither the association with Scotia Investments Limited or the familial relationship interferes with the exercise by either Mr. Hennigar or Mr. Brotz of his independent judgment and independence from the management of ALC.

Meetings

ALC's Board of Directors held five in-person meetings and one telephonic meeting in 2007. Each director attended at least 75% of the meetings of the Board of Directors and committees on which he or she serves. It is ALC's policy that directors use their best efforts to attend (either in person or by telephone) all Board of Directors, committee, and annual and special stockholders' meetings.

ALC directors have an opportunity to meet in executive session without management at the end of each regularly scheduled Board of Directors meeting. The Chairman presides at executive sessions. ALC's Board of Directors annually conducts an assessment of its performance and effectiveness.

Committees

The Board of Directors has three standing committees: an Audit Committee, a Compensation/ Nomination/Governance Committee and an Executive Committee. The committee charters are available on ALC's website, www.alcco.com.

Audit Committee and Audit Committee Financial Expert. The Audit Committee met five times in 2007. Current members are Ms. Ng (Chair), Mr. Bell, Mr. Brotz, Mr. Buntain and Dr. Roadman. The Board of Directors has determined that each of the members of the Audit Committee is "independent," as defined in the corporate governance listing standards of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934 relating to audit committees. In considering Mr. Brotz's "independence" under Rule 10A-3, the Board of Directors noted that Mr. Brotz neither receives compensation for services (other than normal director's fees) from nor is he a 10% owner of either ALC or Scotia Investments Limited. The Board also has determined that all members of the Audit Committee are financially literate and that Ms. Ng qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission.

The Audit Committee exercises the powers of the Board of Directors in connection with ALC's accounting and financial reporting practices, and provides a channel of communication between the Board of Directors and ALC's internal audit function and independent registered public accountants. The Audit Committee annually reviews its charter and performs an evaluation of its performance and effectiveness.

Compensation/Nomination/Governance Committee. The Compensation/Nomination/Governance Committee met four times in 2007. Current members are Mr. Buntain (Chair), Mr. Bell and Mr. Spector. The Committee recommends nominees for ALC's Board of Directors and reviews qualifications, compensation and benefits for the Board of Directors and other matters relating to the Board. The Committee also establishes compensation for the officers of ALC, administers ALC's benefit plans for officers and employees, reviews and recommends officer selection, responds to SEC requirements on Compensation Committee reports, and performs other functions relating to officer succession and compensation. The Committee annually reviews its charter and performs an evaluation of its performance and effectiveness.

The Compensation/Nomination/Governance Committee has full authority to consider and determine executive compensation and to evaluate and to make recommendations to the full Board with respect to the appropriate level of director compensation. The Committee may form subcommittees for any purpose and may delegate to such subcommittees such power and authority as the Committee deems appropriate, provided that each subcommittee has at least two members and that no subcommittee is granted any power or authority that by law is required to be exercised by the Committee as a whole. As of the date of this proxy statement, the Committee had not formed subcommittees. The chair of the Committee confers with the Board chair and vice chair with regard to executive compensation matters. In addition, the Chief Executive Officer makes recommendations to the chair of the Committee from time to time regarding executive compensation.

The Board of Directors has delegated the identification, recruitment and screening of director candidates for stockholder election to the Compensation/Nomination/Governance Committee. In identifying and evaluating nominees for director, the Committee seeks to ensure that the Board of Directors possesses, in the aggregate, the strategic, managerial, and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board of Directors is composed of directors who have broad and diverse backgrounds and possess knowledge in areas that are of importance to ALC. The Committee evaluates each candidate on a case-by-case basis, regardless of who recommended the nominee, based on the director expectations and qualifications set forth in ALC's Corporate Governance Guidelines which are available on ALC's web site at: www.alcco.com.

In looking at the qualifications of each candidate to determine if his or her election would further the goals described above, the Committee takes into account all factors it considers appropriate, which may include leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge and diversity of viewpoints. At a minimum, each director nominee must have displayed the highest personal and professional ethics, integrity, values and sound business judgment. In addition, the Committee believes that all directors should possess all of the following specific qualities and skills:

(i) Integrity and Accountability – Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on and remain accountable for their boardroom decisions.

(ii) Informed Judgment – Directors should have the ability to provide wise, thoughtful counsel on a broad range of issues. Directors should possess high intelligence and apply it to decision-making. Their backgrounds and experiences should add value to the skill set of the Board of Directors as a whole.

(iii) Financial Literacy – Board members should be financially literate. They should know how to read a balance sheet, income statement and cash flow statement and understand the use of financial ratios and other indices for evaluating ALC's performance.

(iv) Cooperative Approach – Directors should value Board and team performance over individual performance. Directors should approach each other assertively, responsibly and supportively and raise difficult questions in a manner that encourages open discussion.

(v) Record of Achievement – Directors should have a record of attainment that reflects high standards for themselves and others.

(vi) Loyalty – Directors should feel strongly about the performance of ALC, both in absolute terms and relative to its peers. They should have no conflicts of interest with ALC or its goals.

(vii) Ability to Consult and Advise – Directors should possess the creative talents and advisory capacity needed to counsel management.

The Committee assesses the performance of each director whose term is expiring to determine whether he or she should be nominated for re-election. The Committee may retain resources including director search firms to assist in the identification, recruitment and screening of director candidates. The Committee will consider persons recommended by stockholders to become nominees for election as directors. Stockholders should send their written recommendations for director nominees to the Committee in care of the Secretary of ALC, together with appropriate biographical information concerning each proposed nominee.

ALC's bylaws set forth certain requirements for stockholders wishing to nominate director candidates directly for consideration by the stockholders. With respect to an election of directors to be held at an annual meeting, a stockholder must, among other things, give notice of the intent to make such a nomination to the Secretary of ALC in advance of the meeting in compliance with the terms and within the time period specified in ALC's bylaws. Pursuant to these requirements, a stockholder must give a written notice of intent to the Secretary of ALC not less than 50 days or more than 75 days prior to the first annual anniversary of the immediately preceding annual meeting. Accordingly, to bring a nomination before the 2009 Annual Meeting, the nomination must be received by the Secretary between February 19, 2009 and March 16, 2009.

Executive Committee. The Executive Committee met once in 2007. Current members are Mr. Hennigar (Chair), Mr. Rhinelander and Mr. Buntain. The Executive Committee may exercise the full authority of the Board of Directors in the management of the business affairs of ALC to the extent permitted by law or not otherwise limited by the Board of Directors.

Governance Documents

ALC's Code of Business Conduct; Code of Ethics for CEO and Senior Financial Officers; Corporate Governance Guidelines; and Audit Committee, Compensation/Nomination/Governance Committee, and Executive Committee charters are available on ALC's web site at: www.alcco.com. These documents are also available in print upon written request to the Secretary, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051.

Communications

Stockholders and other interested parties may communicate with the Board of Directors (or a specific director) by writing to: Board of Directors, c/o Secretary, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051. The Secretary will ensure that these communications (assuming they are properly marked to the Board of Directors or to a specific director) are delivered to the Board of Directors or the specified director, as the case may be.

Director Compensation

The following table sets forth information regarding compensation paid by ALC to our non-employee directors during 2007. The "Stock Awards," "Option Awards," "Non-Equity Incentive Plan Compensation," and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" columns of the table have been deleted from the table because there were no stock awards, option awards, non-equity incentive plan compensation, pension values, or deferred compensation earnings for directors during 2007.

Director Compensation for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Alan Bell	33,500	*	33,500
Jesse C. Brotz	19,000	*	19,000
Derek H.L. Buntain	47,000	*	47,000
Sir Graham Day[(1)]	11,000	*	11,000
David Dunlap[(1)]	14,000	*	14,000
David J. Hennigar	97,500	*	97,500
Malen S. Ng	43,500	*	43,500
Melvin A. Rhinelander	62,500	*	62,500
Charles H. Roadman II, MD	31,000	*	31,000
Michael J. Spector	18,000	*	18,000

* Perquisites were less than the disclosure threshold of $10,000 in the aggregate.

Notes

(1) Sir Graham Day and David Dunlap served as directors through May 3, 2007, the date of the 2007 annual meeting of stockholders.

Directors who are not employees of ALC are paid an annual retainer of $15,000 per year, a fee of $1,500 for each Board and committee meeting they attend, and $500 for each telephonic Board or committee meeting they attend. In addition, the annual retainer for the Board chairman is $50,000 and the annual retainer for the vice chairman is $25,000. The annual retainer for the chair of the Audit Committee is an additional $15,000 and the annual retainer for the other committee chairs is an additional $10,000. Directors are reimbursed for expenses incurred in connection with attending Board and committee meetings.

PROPOSAL 2: APPROVAL OF AMENDMENTS TO AND RESTATEMENT OF AMENDED AND RESTATED ARTICLES OF INCORPORATION

Our Board has unanimously approved, and recommends that our stockholders approve, amendments to and a restatement of ALC's Amended and Restated Articles of Incorporation (the "Articles"). The amendments make two kinds of changes to the Articles:

- Update language to reflect historical facts; and
- Clarify and loosen restrictions on transfers of Class B Common Stock.

A summary of the proposed amendments to the Articles is included below. We also have made changes to correct an error by filing a Certificate of Correction, as described below. The full text of the Articles marked to indicate the proposed amendments and the changes to correct an error is included as Exhibit A to this proxy statement.

Our Board of Directors Recommends a Vote In Favor of This Proposal

The amendments proposed to be made to the Articles are outlined below. This summary is qualified in its entirety by reference to the complete text of the Articles marked to indicate the proposed amendments. Stockholders are urged to read the complete text of the marked Articles, which is set forth as Exhibit A to this proxy statement.

Amendments to Update Articles

The proposed amendments to Sections 5.01(b), 5.02(e)(vii) and 5.02(g)(iii)(E) update the Articles to reflect the fact that the Articles, as filed with the Nevada Secretary of State on October 31, 2006, became effective on that date and the fact that ALC's separation from Extendicare Inc. occurred on November 10, 2006.

The proposed amendments to Section 5.01(b) also change the word "Company" to "Corporation" to conform the use of that term to the rest of the Articles.

Amendments to Clarify and Loosen Class B Common Stock Transfer Restrictions

The proposed amendments to Sections 5.02(g)(i), (ii) and (iii) clarify and, in some instances, loosen restrictions on transfers of Class B Common Stock. Under the Articles, any Transfer (as defined in Section 5.02(g)(iii)(A) of the Articles) of Class B Common Stock that does not qualify as a Transfer to an "Eligible Transferee" (as defined in Section 5.02(g)(iii)(B) of the Articles) results in the automatic conversion of the Class B Common Stock into shares of Class A Common Stock at the rate of 1.075 shares of Class A Common Stock for each share of Class B Common Stock.

The proposed amendment to the Section 5.02(b)(iii)(A) definition of "Transfer" is intended to clarify that a change in beneficial ownership of Class B Common Stock will not be deemed to have occurred, and therefore no "Transfer" will have occurred, if after or as a result of the transaction, the shares of Class B Common Stock remain beneficially owned by an Eligible Transferee.

The proposed amendments to the Section 5.02(g)(iii)(B) definition of "Eligible Transferee" would change the term "wholly owned" to "majority owned" in clause (v) of that definition. This change would enable beneficial owners of Class B Common Stock, such as Scotia Investments Limited, who indirectly own shares of Class B Common Stock through subsidiary entities (some of which are majority owned but not all of which are wholly owned) to transfer Class B Common Stock among their majority owned subsidiary entities without triggering an automatic conversion of the Class B Common Stock to Class A Common Stock. The proposed amendments to clauses (ii), (iii) and (iv) of Section 5.02(g)(iii)(B) would similarly expand the definition of "Eligible Transferee" to include corporations which are majority owned by "Family Members" (as defined in Section 5.02(g)(iii)(C)), trusts of which Family Members are a majority in interest of the beneficiaries, and partnerships of which Family Members are a majority of the partners. To be considered Eligible Transferees, the current Articles require corporations to be wholly owned by Family Members, trusts to have only Family Members as beneficiaries, and partnerships to have only Family Members as partners.

An individual who is a "Family Member", as defined in Section 5.02(g)(iii)(C) of the Articles, and an entity in which Family Members have the requisite interests, as provided in Section 5.02(g)(iii)(B), qualify as "Eligible Transferees" under Section 5.02(g)(iii)(B). Consequently, a Transfer of Class B Common Stock to such an individual or entity would be a "Permitted Transfer" and, therefore, would not trigger an automatic conversion of the Class B Common Stock to Class A Common Stock. The proposed amendment to Section 5.02(g)(iii)(C) of the Articles would clarify the meaning of the word "spouses" in the definition of "Family Member" to expressly include former and surviving spouses of Family Members.

The Board of Directors considers the proposed amendments to the Articles to be entirely consistent with the original intent of the restrictions on transfers of Class B Common Stock. The expansion of the definition of "Eligible Transferee" to include majority owned entities preserves the concept of not restricting transfers of Class B Common Stock to entities controlled by Family Members while avoiding the automatic conversion of Class B Common Stock that would result from a transfer of Class B Common Stock to an entity that is controlled by Family Members but that is not wholly owned by Family Members. The addition of former and surviving spouses to the definition of Family Member clarifies the meaning of "spouses" and provides holders of Class B Common Stock more certainty regarding the effect of a death or divorce. The Board of Directors also feels that the proposed amendments to the Section 5.02(g)(iii) are in the best interest of stockholders because they clarify Class B Common Stock transfer restrictions and provide more certainty to stockholders.

Vote Required

Under ALC's Articles and Nevada law, the affirmative vote of the holders of a majority of the total voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote at the annual meeting, voting together without regard to class, and the affirmative vote of the holders of a majority of the voting power of the shares of Class B Common Stock entitled to vote at the annual meeting, voting separately as a class, are required to approve the proposal to amend and restate the Articles. Abstentions, broker non-votes and shares that are not represented at the meeting will have the effect of votes cast against the proposal.

Changes to Correct Error

The changes to Section 5.02(e)(ii) correct an error in the Articles by correcting the statement of the formula for converting Class B Common Stock to Class A Common Stock in that subsection. As allowed by the Nevada Corporation Law, ALC has made this correction without stockholder approval by filing a Certificate of Correction with the Nevada Secretary of State.

PROPOSAL 3: APPROVAL OF 2006 OMNIBUS INCENTIVE COMPENSATION PLAN

You are being asked to approve the 2006 Omnibus Incentive Compensation Plan (the "Plan") so that ALC can continue to grant awards under the Plan that are fully tax deductible to ALC as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended. Under Section 162(m), certain remuneration in excess of $1 million paid to the chief executive officer and up to three other executive officers whose compensation must be included in this proxy statement because they are the most highly compensated executive officers is not deductible. However, compensation that qualifies as "performance-based" compensation should be fully deductible by ALC if the plan under which such compensation is awarded is approved by stockholders and certain other requirements are met.

The federal income tax regulations provide a transitional rule for a new public company like ALC that became a public company by being separated from another public company. The transitional rule provides that "performance-based" compensation is exempt from the $1 million limitation if such compensation was awarded or paid prior to the first regularly scheduled meeting of stockholders that occurs more than 12 months after the date the company becomes a separate public company.

Our Board of Directors and our sole stockholder adopted the Plan on October 31, 2006, when we were a privately held company. Now that we are a publicly traded company, the Plan must be approved by stockholders once again in order for us to receive the benefit of a potential tax deduction pursuant to Section 162(m).

No changes have been made to the terms of the Plan and no additional shares are being requested. We are only requesting stockholder approval for purposes of a potential tax deduction under Section 162(m).

In accordance with U.S. Treasury regulations issued under Section 162(m), compensation attributable to a award granted under the Plan will qualify as performance-based compensation if the award is granted by a committee of our board of directors consisting solely of "outside directors" (as defined under Section 162(m)), the award vests, is granted or is exercisable only upon the achievement (as certified in writing by the committee) of objective performance goals established in writing by the committee while the outcome is substantially uncertain, the maximum amount of compensation payable upon achievement of the performance goals is fixed, and the material terms of the incentive compensation plan under which the award is granted are approved by stockholders. A stock option or stock appreciation right may be considered "performance-based" compensation if it meets the requirements described in the prior sentence or by meeting the following requirements: the Plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the stock option or stock appreciation right is granted by the committee consisting solely of "outside directors," the material terms of the Plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

A summary of the material terms of the Plan is included below. In addition, the full text of the Plan is included as Exhibit B to this proxy statement.

Failure to approve the Plan for purposes of Section 162(m) would mean that awards that could qualify as "performance-based" compensation under Section 162(m) may be granted under the Plan to those employees subject to Section 162(m) with adverse tax consequences to ALC. As a result, if the stockholders fail to approve the material terms of the Plan for purposes of Section 162(m), our Board of Directors will determine whether any further awards that would qualify as performance-based compensation under Section 162(m) may be granted to those employees subject to Section 162(m). We believe that any such determination would limit our ability to provide incentive to valued executives.

Our Board of Directors Recommends a Vote In Favor of This Proposal

The essential features of the Plan are outlined below. This summary is qualified in its entirety by reference to the complete text of the incentive compensation plan. Stockholders are urged to read the actual text of the Plan in its entirety, which is set forth as Exhibit B to this proxy statement.

2006 Omnibus Incentive Compensation Plan

The Plan was established in connection with our separation from Extendicare for the benefit of our and our affiliates' directors, officers, employees or consultants (including any prospective director, officer, employee or consultant). The following description of the Plan is qualified by reference to the full text of the Plan which is attached as Exhibit B to this proxy statement.

Eligibility

Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of ALC or any of its affiliates is eligible to be a participant in the Plan. During 2007, the Compensation/Nomination/Governance Committee awarded cash incentive compensation and equity-based compensation award opportunities under the Plan to fourteen ALC officers and employees. No cash incentive compensation was paid and no equity-based compensation opportunities became exercisable under these awards because the related performance targets were not achieved. During 2008, the Committee awarded cash incentive compensation and equity-based compensation award opportunities under the Plan to sixteen ALC officers and employees. As of the end of 2007, ALC had nine directors, eleven officers, and approximately 4,400 employees.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options ("ISOs") under Sections 421 and 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("RSUs"), performance units, cash incentive awards and other equity-based or equity-related awards.

Plan Administration

The Plan is administered by the Compensation/Nominating/Governance committee of the Board of Directors or such other committee as the Board may designate to administer the plan (referred to below as the "committee"). Subject to the terms of the Plan and applicable law, the committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to:

- designate Plan participants;
- determine the type or types of awards to be granted to a participant;
- determine the number of shares of our common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards;
- determine the terms and conditions of any awards, including vesting schedules (and whether to accelerate such schedules), performance criteria and whether awards may be deferred or settled or exercised in cash, shares of our Class A Common Stock, other securities or other property, or canceled, forfeited or suspended;
- amend an outstanding award or grant a replacement award for an award previously granted under the Plan if, in its sole discretion, the committee determines that (i) the tax consequences of such award to us or the participant differ from those consequences that were initially anticipated or (ii) clarifications or interpretations of, or changes to, tax law or regulations permit awards to be granted that have more favorable tax consequences than initially anticipated;
- interpret, administer, reconcile any inconsistency in, correct any default in and supply any omission in, the Plan and any instrument or agreement relating to, or award made under, the Plan;

- establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan;
- accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards; and
- make any other determination and take any other action that the committee deems necessary or desirable for the administration of the Plan.

Committee Decisions

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any award shall be within the sole and plenary discretion of the committee, may be made at any time and shall be final, conclusive and binding upon all persons, including ALC, any ALC affiliates, any participant, any holder or beneficiary of any award, and any stockholder.

Indemnification

No member of the Board of Directors, the committee or any of our employees (each such person, a "Covered Person") will be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any award under the Plan. Each Covered Person will be indemnified and held harmless by us against and from (i) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any award agreement and (ii) any and all amounts paid by such Covered Person, with our approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that we will have the right, at our expense, to assume and defend any such action, suit or proceeding, and, once we give notice of our intent to assume the defense, we will have sole control over such defense with counsel of our choice. The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by our Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under our Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that we may have to indemnify such persons or hold them harmless.

Awards to Independent Directors

Notwithstanding anything to the contrary contained in the Plan, the Board of Directors may, in its sole and plenary discretion, at any time and from time to time, grant awards to independent directors or administer the Plan with respect to such awards. In any such case, the Board will have all the authority and responsibility granted to the committee pursuant to the Plan.

Shares Available For Awards

Subject to adjustment as provided below, the aggregate number of shares of our Class A Common Stock that may be delivered pursuant to awards granted under the Plan is 4,000,000. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan. If shares issued upon exercise, vesting or settlement of an award, or shares owned by a participant (which are not subject to any pledge or other security interest and which have been owned by the participant for at least six months), are surrendered or tendered to us in payment of the exercise price of an award or any taxes required to be withheld in respect of an award, in each case, in accordance with the terms and conditions of the Plan and any applicable award agreement, such surrendered or tendered shares shall again become available to be delivered pursuant to awards under the Plan; provided, however, that in no event shall such shares increase the number of shares that may be delivered pursuant to ISOs granted under the Plan. Subject to adjustment for changes in capitalization and similar events:

- the maximum number of shares of our Class A Common Stock with respect to which awards may be granted to any Participant in any fiscal year of ALC shall be 200,000, and
- the maximum aggregate amount of cash and other property (valued at its fair market value) other than shares that may be paid or delivered pursuant to awards to any Participant in any fiscal year of ALC shall be $2,000,000.

In the event of any corporate event affecting the shares of our common stock, the committee in its discretion may make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.

Stock Options

The committee may grant both ISOs and NSOs under the Plan. Except as otherwise determined by the committee in an award agreement, the exercise price for options shall be not less than 100% of the fair market value of the stock on the date of the grant. On April 2, 2008, the closing price of the Class A Common Stock on the New York Stock Exchange was $5.97 per share. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant. All options granted under the Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.

Subject to any applicable award agreement, options shall vest and become exercisable on each of the first four anniversaries of the date of grant. The term of each option will be determined by the committee; provided that no option will be exercisable (i) after the tenth anniversary of the date the option is granted or (ii) 90 days after the date the participant who is holding the option ceases to be a director, officer, employee or consultant of us or one of our affiliates. The exercise price will be payable with cash (or its equivalent) or by other methods as permitted by the committee. All options are intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

Stock Appreciation Rights

The committee may grant SARs under the Plan either alone or in tandem with, or in addition to, any other award permitted to be granted under the Plan. SARs granted in tandem with, or in addition to, an award may be granted either at the same time as the award or at a later time. Subject to the applicable award agreement, the exercise price of each share of our Class A Common Stock covered by a SAR is the price specified in the applicable award agreement as the price-per-share used to calculate the amount payable to the participant. Upon exercise of a SAR, the holder will receive cash, shares of our Class A Common Stock, or other property or a combination thereof, as determined by the committee, equal in value to the excess, if any, of the fair market value of the Class A Common Stock subject to the SAR at the exercise date over the exercise price. All SARs are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Subject to the provisions of the Plan and the applicable award agreement, the committee will determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR.

Restricted Shares and Restricted Stock Units

The committee may grant restricted shares of our Class A Common Stock and restricted stock units to participants. Upon the grant of a restricted share, certificates will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the committee or us. Upon lapse of the restrictions applicable to such restricted shares, we or the custodian, as applicable, will deliver such certificates to the participant or his or her legal representative. An RSU will represent an unfunded and unsecured promise to deliver shares of our Class A Common Stock, cash, other securities, other awards permitted under the Plan or other property in accordance with the terms of the applicable award agreement.

Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement; provided, however, that the committee may determine that restricted shares and RSUs may be transferred by the participant.

Performance Units

Subject to the provisions of the Plan, the committee may grant performance units to participants. Performance units are awards with an initial value established by the committee (or that is determined by reference to a valuation formula specified by the committee or the fair market value of shares of our Class A Common Stock). In its discretion, the committee will set performance goals that, depending on the extent to which they are met during a specified performance period, will determine the number and/or value of performance units that will be paid out to the participant. The committee, in its sole and plenary discretion, may pay earned performance units in the form of cash, shares of our Class A Common Stock or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the committee with respect to the form and timing of payout of performance units will be set forth in the applicable award agreement.

Cash Incentive Awards

Subject to the provisions of the Plan, the committee may grant cash incentive awards payable upon the attainment of performance goals.

Other Stock-Based Awards

Subject to the provisions of the Plan, the committee may grant to participants other equity-based or equity-related awards (including, but not limited to, fully-vested shares of our Class A Common Stock). The committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

Dividend Equivalents

In the sole and plenary discretion of the committee, an award (other than an option or SAR or cash incentive award) may provide the participant with dividends or dividend equivalents, payable in cash, shares of our Class A Common Stock, other securities, other awards or other property, on such terms and conditions as determined by the committee in its sole and plenary discretion.

Performance Compensation Awards

The committee may designate any award granted under the Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as "qualified performance-based compensation" under Section 162(m) of the Code. The committee will, in its sole discretion, designate within the first 90 days of a performance period which participants will be eligible to receive performance compensation awards in respect of such performance period, as well as the performance criteria and other terms related to the award (to the extent required under Section 162(m) of the Code).

The performance measure or measures shall be limited to the following:

- net income before or after taxes;
- earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization, or "EBITDA");
- operating income;
- earnings per share;
- return on shareholders' equity;
- return on investment;
- return on assets;
- level or amount of acquisitions;
- share price;
- profitability/profit margins (including EBITDA margins);
- market share;
- revenues or sales (based on units or dollars);
- costs;
- cash flow;
- working capital; and
- project completion time and budget goals.

Such performance criteria may be applied on an absolute basis and/or be relative to one or more of our peer companies or indices or any combination thereof.

The committee may adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition, of any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting our company; provided that such adjustment or modification does not cause the performance based award to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code. In order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants must be employed by us on the last day of such performance period (unless otherwise determined in the discretion of the committee), the performance goals for such period must be satisfied and certified by the committee and the performance formula must determine that all or some portion of such performance compensation award has been earned for such period. The committee may, in its sole and plenary discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals have been attained. In no event shall any discretionary authority granted to the committee under the Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals have not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period or increase a performance compensation award above the maximum amount payable under the underlying award.

Amendment and Termination of the Plan

Subject to any applicable law or regulation, to any requirement that must be satisfied if the Plan is intended to be a shareholder approved plan for purposes of Section 162(m) of the Code, and to the rules of the NYSE or any successor exchange or quotation system on which shares of our Class A Common Stock may be listed or quoted, the Plan may be amended, modified or terminated by our Board of Directors without the approval of our stockholders, except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our Class A Common Stock available for awards under the Plan or increase the maximum number of shares of our Class A Common Stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan. No modification, amendment or termination of the Plan may, without the consent of the participant to whom any award was granted, materially and adversely affect the rights of such participant (or his or her transferee) under such award, unless otherwise provided by the committee in the applicable award agreement.

The committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided by the committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant.

Adjustment of Awards upon the Occurrence of Certain Unusual or Nonrecurring Events

The committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events (including, without limitation, changes in capitalization or the occurrence of a change of control) affecting ALC, any affiliate, or the financial statements of ALC or any affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law;

- whenever the committee, in its sole and plenary discretion, determines that such adjustments are appropriate or desirable, including, without limitation, providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards, or providing for a period of time for exercise prior to the occurrence of such event;
- if deemed appropriate or desirable by the committee, in its sole and plenary discretion, by providing for a cash payment to the holder of an award in consideration for the cancellation of such award, including, in the case of an outstanding option or SAR, a cash payment to the holder of such option or SAR in consideration for the cancellation of such option or SAR in an amount equal to the excess, if any, of the fair market value (as of a date specified by the committee) of the shares of our Class A common stock subject to such option or SAR over the aggregate exercise price of such option or SAR; and
- if deemed appropriate or desirable by the committee, in its sole and plenary discretion, by canceling and terminating any option or SAR having a per share exercise price equal to, or in excess of, the fair market value of a share subject to such option or SAR without any payment or consideration therefore.

Change of Control

The Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of ALC, unless provision is made in connection with the change of control for assumption, or substitution of, awards previously granted:

- any options and SARs outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;
- all performance units and cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and
- all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

- the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;
- the approval by our stockholders of a plan of our complete liquidation or dissolution; or
- an acquisition by any individual, entity or group of beneficial ownership of 20% or more of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors.

Term of the Plan

The Plan became effective October 31, 2006, the date of its adoption by the Board of Directors. No award may be granted under the Plan after October 31, 2016, the tenth anniversary of the date the Plan was first approved by our then sole stockholder.

Tax Consequences

The following is a brief summary of the principal federal income tax consequences of awards made under the Plan based upon the applicable provisions of the Code in effect on the date hereof.

Incentive Stock Options. A participant will not recognize taxable income at the time an ISO is granted. Further, a participant will not recognize taxable income upon exercise of an ISO if the participant complies with two separate holding periods: shares acquired upon exercise of an ISO must be held for at least two years after the date of grant and for at least one year after the date of exercise. The difference between the exercise price and the fair market value of the stock at the date of exercise is, however, a tax preference item. When the shares of stock received pursuant to the exercise of an ISO are sold or otherwise disposed of in a taxable transaction, the participant will recognize a capital gain or loss, measured by the difference between the exercise price and the amount realized.

Ordinarily, an employer granting an ISO will not be allowed any business expense deduction with respect to stock issued upon exercise of the ISO. However, if all of the requirements for an ISO are met except for the holding period rules set forth above, the participant will be required, at the time of the disposition of the stock, to treat the lesser of the gain realized or the difference between the exercise price and the fair market value of the stock at the date of exercise as taxable ordinary income and the excess, if any, as capital gain. We will be entitled to a corresponding business expense deduction equal to the amount of ordinary income recognized by the participant.

Non-Statutory Stock Options. A participant will not recognize taxable income at the time an NSO is granted. Upon exercise of an NSO, a participant will recognize taxable ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares at the date of exercise. We will be entitled to a corresponding business expense deduction for tax purposes. On a subsequent sale or exchange of shares acquired pursuant to the exercise of an NSO, the participant will recognize a taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis will, in general, be the amount paid for the shares plus the amount treated as ordinary income at the time the shares were acquired pursuant to the exercise of the option.

Stock Appreciation Rights. A participant granted an SAR will not recognize taxable income at the time the SAR is granted. The participant will recognize taxable ordinary income at the time the SAR is exercised in an amount equal to the fair market value of the shares or cash distributed to the participant. We will be entitled to a corresponding business expense deduction equal to the amount of ordinary income recognized by the participant.

Restricted Shares. A participant receiving restricted shares will generally recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to forfeiture. While the restrictions are in effect, the participant will recognize compensation income equal to the amount of any dividends received and we will be allowed a deduction for that amount. A participant may elect, under Section 83(b) of the Code, within 30 days of the grant, to recognize taxable ordinary income on the date of grant equal to the fair market value of the shares (determined without regard to the restrictions) on such date. We will be entitled to a corresponding business expense deduction equal to the amount of ordinary income recognized by the participant in the year that such income is taxable to the participant (subject to the satisfaction of an exclusion from the Section 162(m) limit, if applicable).

Restricted Stock Units; Performance Units. A participant will not recognize taxable income upon the grant of restricted stock units or performance units. The participant will recognize taxable income at such time as cash or shares are distributed with respect to the restricted stock units or performance units in an amount equal to the fair market value of the shares or cash distributed. We will be entitled to a corresponding business expense deduction equal to the amount of ordinary income recognized by the participant (subject to the satisfaction of an exclusion from the Section 162(m) limit, if applicable).

Cash Incentive Awards. A participant who is paid a cash incentive award will recognize taxable ordinary income equal to the amount of cash paid to the participant. We will be entitled to a corresponding business expense deduction for tax purposes (subject to the satisfaction of an exclusion from the Section 162(m) limit, if applicable).

Other Stock-Based Awards; Dividend Equivalents. In the case of other stock-based awards and dividend equivalents, a participant will recognize taxable ordinary income in an amount equal to the fair market value of the shares or cash distributed. We will be entitled to a corresponding business expense deduction equal to the amount of ordinary income recognized by the participant (subject to the satisfaction of an exclusion from the Section 162(m) limit, if applicable).

Vote Required

Under ALC's bylaws, if a quorum is present, the approval of the Plan is decided by the affirmative vote of the holders of at least a majority of the total number of votes cast. Since abstentions and broker non-votes are not considered votes cast, they will not have an effect on the voting for this proposal.

STOCK OWNERSHIP OF MANAGEMENT AND OTHERS

The following table lists beneficial ownership of Class A Common Stock and Class B Common Stock by: any person known to ALC to own beneficially more than 5% of either class of our common stock; each nominee for director; each of our directors; our principal executive officer, principal financial officer, and each of our other executive officers (collectively, the "named executive officers"); and all of our executive officers and directors as a group. Except as otherwise indicated below, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the Securities and Exchange Commission consider a person to be the "beneficial owner" of any securities over which the person has or shares voting power or investment power, or any securities as to which the person has the right to acquire, within 60 days, such sole or shared power. The number of shares set forth for directors, director nominees, and named executive officers are reported as of March 21, 2008. Amounts for 5% stockholders are as of the date such stockholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided.

	Number of Shares Owned		Assuming Full Conversion[1]	Percentage of Issued Shares		Percent of Total Votes	
Name of Beneficial Owner	Class A	Class B	Class A	Class A	Class B	No Conversion	If Fully Converted[1]
5% Beneficial Holders:							
Morgan Stanley and Morgan Stanley Investment Management Inc. [2]	11,193,603	-	11,193,603	20.5%	-	7.9%	17.5%
Scotia Investments Limited [3]	8,667	7,600,000	8,178,667	*	87.1%	53.6%	12.8%
Americus Capital Advisors, LLC and Paul J. Reiferson [4]	3,994,391	-	3,994,391	7.3%	-	2.8%	6.2%
Bandera Partners LLC [5]	2,932,150	-	2,932,150	5.4%	-	2.1%	4.6%
Directors, Director Nominees and Named Executive Officers							
Laurie A. Bebo	93,265	-	93,265	*	*	*	*
Alan Bell	5,000	-	5,000	*	*	*	*
Jesse C. Brotz [3]	7,000	5,000	12,375	*	*	*	*
Derek H.L. Buntain	115,900	200	116,115	*	*	*	*
David J. Hennigar [3]	80,000[6]	15,400[6]	96,555	*	*	*	*
Malen S. Ng	3,488	-	3,488	*	*	*	*
Melvin A. Rhinelander	211,700[7]	2,000[7]	213,850	*	*	*	*
Charles H. Roadman II, MD	2,665	-	2,665	*	*	*	*
Michael J. Spector	3,000		3,000				
John Buono	20,000[8]	-	20,000	*	*	*	*
Eric B. Fonstad	2,000	-	2,000	*	*	*	*
Walter A. Levonowich	2,000	-	2,000	*	*	*	*
All Directors and Executive Officers as a Group							
(12 persons)	546,018	22,600	570,313	1.0%	*	*	*

* Less than 1.0%. No shares have been pledged as security by directors, nominees or executive officers except as noted below.

Notes

(1) Each Class B share may be converted into 1.075 Class A shares at the option of the holder. These columns assume that all of the outstanding Class B shares were converted into Class A shares such that a single class of common stock remained outstanding.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission by Morgan Stanley and Morgan Stanley Investment Management, Inc. The Schedule 13G states that Morgan Stanley has sole voting power with respect to 6,260,093 Class A shares and sole dispositive power with respect to 9,633,486 Class A shares and that Morgan Stanley Investment Management, Inc. has sole voting power with respect to 4,933,510 Class A shares

and sole dispositive power with respect to 7,684,825 Class A shares. The Schedule 13G also states that Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley.

(3) Scotia Investments Limited holds directly 8,667 Class A shares and 261,000 Class B shares. The remaining Class B shares are held indirectly through related companies. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by approximately 50 members of the family of the late R.A. Jodrey. David J. Hennigar, chairman of ALC's Board of Directors, and Jesse C. Brotz, an ALC director, are each a member of the Jodrey family and each is one of twelve directors of Scotia Investments Limited, none of whom individually has the power to vote or dispose of the shares held directly or indirectly by Scotia Investments Limited. Matters relating to the voting and disposition of shares held by Scotia Investments Limited are determined exclusively by its board of directors. Mr. Hennigar and Mr. Brotz each disclaim beneficial ownership of the shares held directly or indirectly by Scotia Investments Limited.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission by Americus Capital Advisors LLC and Paul J. Reiferson. The Schedule 13G states that Americus Capital Advisors, LLC and Paul J. Reiferson have shared voting and shared dispositive power over 3,994,391 Class A shares.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission by Bandera Partners LLC. The Schedule 13G states that Bandera Partners LLC has sole voting and dispositive power over 2,932,150 Class A shares, Gregory Bylinsky and Jefferson Gramm have shared voting and dispositive power over 2,932,150 Class A shares, and William Gramm has sole voting and dipositive power over 40,000 Class A shares.

(6) The Class A shares are held in brokerage margin accounts and the Class B shares are owned indirectly through the Bank of Nova Scotia and pledged as collateral for a bank line of credit.

(7) Includes 5,000 Class A shares held jointly with his spouse and 5,000 shares held as custodian for Mr. Rhinelander's minor child and 2,000 Class B shares held as custodian for Mr. Rhinelander's minor child.

(8) Includes 15,000 shares held jointly with Mr. Buono's spouse.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Programs

The compensation programs for executive officers consists principally of annual base salaries, an annual performance-based bonus program, equity-based compensation awards, a defined contribution retirement program, a time-vesting deferred compensation plan, and employment agreements.

The Compensation/Nomination/Governance Committee of the Board of Directors is responsible for establishing, implementing and monitoring adherence to ALC's compensation philosophy. The Committee oversees ALC's compensation plans and practices, including its executive officer compensation plans and practices and its incentive compensation and equity-based plans.

The Committee feels that, because ALC is a relatively new public company, base salary levels should be restrained with above average opportunities for incentive compensation as ALC's strategic goals are met. Accordingly, the Committee has focused on developing short- and long-term incentive compensation programs that reward the accomplishment of ALC's strategic objectives.

Compensation Philosophy and Objectives

The Committee believes that ALC's compensation programs should reward the achievement of specific annual, long-term and strategic goals and that they should be designed to align executives' interests with the interests of stockholders by rewarding performance above established goals, with the ultimate objective of increasing stockholder value. The Committee evaluates both performance and compensation to ensure that ALC has the ability to attract and retain superior employees and that compensation levels remain competitive. It is the policy of the Committee to include provisions in performance-based compensation awards that provide for the recovery or repayment of awards if the relevant performance measure is restated or otherwise adjusted in a manner that would reduce the size of the award.

Role of Management in Compensation Decisions The Committee makes decisions regarding compensation for ALC's executive officers. In making decisions regarding discretionary bonuses for 2007 for executive officers other than the Chief Executive Officer, the Committee received recommendations from the Chief Executive Officer. The level of discretionary bonus for the Chief Executive Officer for 2007 was determined solely by the Committee and without involvement of the Chief Executive Officer. The Committee considers recommendations from the Chief Executive Officer on annual base salaries, annual performance-based compensation, and equity-based compensation awards to executive officers (other than the Chief Executive Officer). The Committee can exercise its discretion in modifying any recommended compensation or awards to executive officers.

Equity Ownership Guidelines The Board has not established equity ownership guidelines for ALC's management.

Equity-Based Compensation Grant Policy It is the policy of the Board that no director or member of ALC's management shall backdate any equity award or manipulate the timing of any equity award or of the public release of material information with the intent of benefiting a grantee under an equity-based award. The Compensation/Nomination/Governance Committee has adopted written equity-based compensation grant policies and procedures.

The Committee expects to consider equity-based compensation grants to ALC employees annually under the terms of the 2006 Omnibus Incentive Compensation Plan. In addition to consideration of annual grants, the Committee recognizes that situations may arise during the course of the year that warrant equity-based compensation grants (off-cycle grants), including situations where ALC is seeking to hire new senior level employees or recognize employees for certain achievements.

Annual grants are considered by the Committee during the first quarter of each year. The grant date is the date of the meeting unless such date is before or within two business days following the date of ALC's public release of financial results for the previous fiscal year in which case the grant date is the third business day following such release of financial results.

Off-cycle grants are granted as of the fifth business day of June, September or December, whichever next follows the date the grant is approved, provided that the grant date of any off-cycle grants made on or after the fifth business day in December but before the Board's first quarter meeting shall be determined as if approved on the date of such meeting. The vesting schedule of an off-cycle grant award can relate to the date of the commitment to make the grant (*e.g.*, the date of hire or promotion) instead of the grant date.

2007 Compensation

Base Salary. ALC provides executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for executive officers are determined for each executive based on his or her position and responsibility. Base salary ranges are designed so that salary opportunities for a given position will be between 80% and 125% of the midpoint of the base salary established for each salary range.

During its review of base salaries for executives, the Committee primarily considers the executive's compensation, both individually and relative to other officers, and individual performance of the executive.

Salary levels are typically considered annually as part of ALC's performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to salaries of executives are based on the Committee's assessment of the individual's performance.

Cash Incentive Compensation. ALC's Cash Incentive Compensation Program is an annual cash award program for ALC senior corporate and divisional management members based on annual operating results. For 2007, awards for senior corporate management members were conditioned on ALC as a whole achieving budgeted net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, transaction costs associated with the separation of ALC from Extendicare Inc., non-cash, non-recurring gains and losses, including disposal of assets and impairment of long-lived assets, loss on refinancing and retirement of debt, and rent expenses incurred for leased assisted living properties ("adjusted EBITDAR") targets while awards for divisional management members were based on achievement of a combination of corporate and divisional adjusted EBITDAR targets. Adjusted EBITDAR is reported in ALC's publicly disclosed financial information and was selected as a performance measure for this program because it indicates earnings at residences. Targets range from 30% to 75% of base salary for the named executive officers. An additional incentive (stretch targets) of up to 10% of base salary may be awarded for exceeding budgeted adjusted EBITDAR targets.

The Cash Incentive Compensation Program gives ALC the ability to design cash incentives to promote high performance and achieve corporate goals, encourage growth of stockholder value, and allow managers to share in ALC's growth and profitability. For 2007, fourteen employees (including the officers included in the Summary Compensation Table) were eligible to receive awards under this performance-based incentive compensation program.

During the first quarter of each year, the Committee determines whether target levels for the previous year were achieved and sets target levels for corporate and divisional financial objectives and base salary percentages for executive officers for the current year. For 2007, the performance targets for executive officers under the Cash Incentive Compensation Program were $77.3 million of adjusted EBITDAR and an adjusted EBITDAR margin percentage (defined as total revenues divided by adjusted EBITDAR) of 30.4% on a same residence basis. The Committee has determined that these performance targets were not achieved. The Committee has discretion to reduce but not to increase any awards under the Cash Incentive Compensation Program whenever the Committee determines that particular circumstances so warrant. The Committee also has discretion to grant additional bonuses that do not qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code.

Long-term Incentive Compensation The Committee believes that long-term incentive compensation programs are important elements of an overall compensation package because they encourage participants to focus on long-term ALC performance. Equity-based long-term incentive compensation programs also can increase the stake of executives in ALC and further align the interests of executives with the interests of stockholders.

During the first quarter of 2007, the Committee discussed implementing a long-term, equity-based incentive compensation program. The compensation consulting firm of Towers Perrin was retained by ALC to assist the Committee and management in developing the long-term incentive compensation program. The Committee feels that it is in the best interest of investors that the compensation program for senior management for ALC include an equity-based component.

In considering possible long-term incentive compensation programs, the Committee felt that, because ALC is a relatively new public company that is still developing its long-term strategic goals and was about to undertake a strategic initiative that could impact earnings and occupancy on a short-term basis, it was prudent to implement an equity-based incentive compensation program with performance goals tied to 2007 rather than performance goals that go beyond 2007. On March 30, 2007, the Committee granted tandem options and stock appreciation rights to senior ALC managers, including the officers named in the summary compensation table, that were to become exercisable beginning in 2008 if specific performance goals related to overall occupancy and reductions in the proportion of units rented to residents who rely on Medicaid payments were attained in 2007. The number of tandem options and stock appreciation rights granted to each of the officers named in the summary compensation table was determined by the Committee based on each individual's role in achieving the performance targets and the relative retention value of the grants as recommended by the Chair of the Committee based upon discussion with the Chief Executive Officer and the Vice Chair of the Board of Directors. The performance targets for the 2007 equity-based compensation awards were to reduce the percentage of Medicaid occupied units to below a threshold of 20%, a target of 18%, and a maximum of 16.4% based on the December 2007 actual Medicaid occupied units on a same residence basis while maintaining year-end occupancy of at least 6,950 residents on a same residence basis. The Medicaid reduction goal for 2007 was achieved but the overall occupancy goal was not. Accordingly, all tandem options and stock appreciation rights awarded in 2007 expired without becoming exercisable.

On March 29, 2008, the Committee granted tandem options and stock appreciation rights to senior ALC managers, including the officers named in the summary compensation table, that will become exercisable beginning in 2009 if specific performance goals related to private pay occupancy are attained in 2008. The number of tandem options and stock appreciation rights granted to each of the officers named in the summary compensation table was determined by the Committee based on each individual's role in achieving the performance targets and the relative retention value of the grants as recommended by the Chair of the Committee. The Committee will continue to discuss the design of long-term incentive compensation programs and expects that future awards will include multi-year programs tied to ALC's long-term strategic objectives as those objectives are further refined.

Discretionary Bonus Compensation. The Committee determined that unanticipated events in 2007 rather than any lack of effort by management were responsible for the failure to achieve the performance targets in 2007 under the Cash Incentive Compensation Program and the long-term incentive compensation program. In particular, changes initiated by the State of Texas in the Medicaid program in that state resulted in a more rapid decline in the number of Medicaid occupied units than had been expected. In addition, implementation of the strategy to no longer allow current residents to rollover into Medicaid programs resulted in the unanticipated move out of some private pay residents who decided to relocate to other assisted living residences that still accept Medicaid. As a result, the Medicaid reduction target was exceeded by a wide margin while the overall occupancy and adjusted EBITDAR and adjusted EBITDAR margin targets were not met.

The Committee determined that the implementation of the Board of Directors approved strategy of reducing the number of residents who rely on Medicaid for funding constrained senior management's ability to achieve the performance-based incentive compensation targets for 2007 and that management's efforts to implement the strategy should be rewarded. The Committee also determined that it was in the best interest of ALC to seek the agreement of the executive officers to modifications to the terms of their employment agreements. In general, the modifications: (i) expand the "good cause" provision for employee termination to include "fraud, dishonesty and misconduct affecting job performance," "willful violation of any material company policy," and breach of, negligence with respect to, or the failure or refusal by the employee to perform and discharge his or her duties, responsibilities or obligations under the agreement or as defined by ALC as reasonably determined by the Board in its discretion, where such breach, neglect, failure or refusal is not corrected within 30 days following written notice to the employee as reasonably determined by the Board in its discretion; (ii) change the basis under which an employee would have "good reason" to terminate the agreement to be either if the corporate office moves more than 50 miles or if the employee's base salary is reduced by 5% or more, in either instance, if the employee notifies ALC in writing within 30 days of the change that he or she objects to the change and ALC does not rescind the change within 30 days of receiving the employee's notice; and (iii) change the termination benefits that would be paid so that they would be paid to the employee on a salary continuance basis for 12 months (24 months in the case of the Chief Executive Officer) instead of a lump sum payout and so that one year's base salary (two years' base salary in the case of the Chief Executive Officer) and 150% (300% in the case of the Chief Executive Officer) of maximum cash bonus would be paid along with other benefits the employee would have received in the year (car allowance, deferred compensation, executive retirement plan, etc.)(two years in the case of the Chief Executive Officer). Additionally, COBRA payments for insurance would be reimbursed to the employee for one year (two years in the case of the Chief Executive Officer) unless he or she is able to enroll in a separate group health plan under new employment.

Accordingly, the Committee authorized the payment of discretionary cash bonuses for participants in the 2007 Cash Incentive Compensation Program that ranged from 27% to 100% of the cash compensation that would have been earned had the performance targets been achieved, on the condition that each of the executives agree to the modifications to his or her employment agreement. The amount of discretionary bonus awarded to each of the officers named in the summary compensation table other than the Chief Executive Officer was determined by the Committee based on recommendations by the Chief Executive Officer. The amount awarded the Chief Executive Officer was determined solely by the Committee based on the Committee's evaluation of the Chief Executive Officer's performance in 2007 and the value to ALC of the changes to her employment agreement. The Committee determined that these discretionary bonuses were in the best interest of ALC in order to attract and retain key employees and to obtain the benefits of the changes in the employment agreements.

Retirement and Deferred Compensation Benefits. ALC maintains an Executive Retirement Program and a Deferred Compensation Plan for the named executive officers and certain other key employees. ALC also provides a 401(k) plan to which ALC contributes 25% on a matching basis of employee contributions up to the first 6% of the employees' pretax contributions. For highly compensated employees (as defined in the 401(k) plan), the match is limited to 4% of up to $225,000 of annual earnings. ALC matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. ALC provides the 401(k) plan, the Executive Retirement Program and the Deferred Salary and Deferred Compensation Plans because it believes that these programs help attract and retain key employees.

Under the Executive Retirement Plan, ALC makes a book entry to an account each month equal to 10% of the participant's base monthly salary. Participants are not allowed to make contributions to the Executive Retirement Plan. Accounts are credited with deemed earnings as if it were invested in investment funds designated by the participant from a list of funds determined by the plan administrator. Participants' interests in the accounts vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. A participant's interest in an account also vests upon the death or disability of the participant. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death are not started until at least six months after separation.

ALC also offers a Deferred Compensation Plan which allows designated key employees to elect annually to defer up to 10% of their base salaries. Compensation deferred is retained by ALC and credited to participants' deferral accounts. ALC credits participants' accounts with matching contributions equal to 50% of participants' elective deferrals. Participants are fully vested in their deferral accounts as to amounts they elect to defer. Participants' interests in amounts ALC credits to their accounts as matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. The deferral and matching accounts are credited with interest at the prime rate. During employment amounts are payable from an executive's account only in the case of financial hardship due to unforeseen emergency. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death are not started until at least six months after separation.

Perquisites and Other Personal Benefits. ALC provides the named executive officers with perquisites and other personal benefits that ALC and the Compensation/Nomination/Governance Committee believe are reasonable and consistent with the overall compensation program to allow ALC to attract and retain key employees. The Committee periodically reviews the levels of perquisites and other personal benefits of the named executive officers and currently feels that perquisites and other personal benefits for ALC executives should be limited. Accordingly, ALC executives are not given perquisites or other personal benefits that are not made available to ALC employees generally except for the rental of an automobile in the case of the Chief Executive Officer and a monthly automobile allowance in the case of other executives and long-term care and supplemental long-term disability insurance for certain of the executives. Premiums attributable to the insurance programs are grossed-up so that executives realize no net taxable income as a result of the provision of these policies.

Employment Agreements. In connection with ALC becoming an independent, publicly traded company in 2006, ALC entered into employment agreements with certain key employees, including the named executive officers. The employment agreements were designed to promote stability and continuity of senior management. Termination benefits under these agreements would have been triggered if ALC terminated an agreement without cause or if the employee terminated his or her employment after the employee's work location was shifted more than a specified distance or the employee's duties and responsibilities were materially diminished over the employee's objections. These trigger events were chosen to help retain these key employees and to assure key employees that they could apply their full attention to ALC's business without concern that their roles within ALC would be materially altered without their consent.

As discussed above under "*2007 Compensation – Discretionary Bonus Compensation*," the employment agreements put in place in 2006 were modified in 2008. Information regarding terms and applicable payments under the agreements in effect at the end of 2007 for the named executive officers is provided under the heading "Employment Contracts and Termination of Employment and Change-in Control Agreements."

Section 162(m) Limitations. Section 162(m) of the Internal Revenue Code limits the tax deductibility of certain executive officers' compensation that exceeds $1 million per year unless certain requirements are met. The Compensation/Nomination/Governance Committee intends to qualify a sufficient amount of compensation to its executive officers so that Section 162(m) of the Code will not adversely impact ALC.

Summary Compensation Table for Fiscal 2007

The following table sets forth certain information regarding compensation paid by ALC to the named executive officers, and one additional officer who is a key employee but not an executive officer, for services rendered in all capacities to ALC at any time during 2006 and 2007. The Board of Directors determined that the executive officers at the end of 2007 were Ms. Bebo, Mr. Buono, Mr. Fonstad and Mr. Levonowich.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[1]	Total ($)
Laurie A. Bebo *President and Chief Executive Officer*	2007 2006	400,000 357,019	130,000 270,000	- -	3,172 2,683	85,481 91,013	618,653 720,715
John Buono *Senior Vice President, Chief Financial Officer and Treasurer*	2007 2006[2]	240,000 50,000	60,000 16,200	- -	131 -	53,027 5,000	353,158 71,200
Eric B. Fonstad *Senior Vice President, General Counsel and Secretary*	2007 2006[2]	150,000 26,154	15,000 7,875	- -	789 -	36,633 2,500	202,422 36,529
Walter A. Levonowich *Vice President and Controller*	2007 2006	153,375 148,408	30,000 40,298	- -	9,027 7,617	38,676 37,537	231,078 233,860
Terrance Usher[3] *Divisional Vice President, Midwest & Central*	2007 2006	185,000 185,000	25,000 74,925	- -	12,574 12,899	47,622 47,567	270,196 320,391

Notes

(1) The "All Other Compensation" column includes the following dollar amounts of perquisites and other benefits for 2007:

Name	Car Rental/ Allowance	ALC Contributions to Executive Retirement Plan	ALC Contributions to Deferred Compensation Plan	ALC Contributions to 401(k) Plan	Long-Term Care & Supplemental Long-Term Disability Insurance	Tax Gross Up on Insurance	Total
Laurie A. Bebo	18,252	40,694	20,000	2,250	1,552	2,733	85,481
John Buono	7,800	24,000	14,500	2,050	1,732	2,945	53,027
Eric B. Fonstad	7,800	15,000	7,500	1,500	1,882	2,951	36,633
Walter A. Levonowich	7,800	15,337	7,669	1,937	2,311	3,622	38,676
Terrance Usher	9,600	18,500	9,250	2,250	2,970	5,052	47,622

(2) Mr. Buono and Mr. Fonstad joined ALC in mid- and late October 2006, respectively.

(3) Mr. Usher is one of four Divisional Vice Presidents and one of our key employees.

As discussed under "*2007 Compensation – Discretionary Bonus Compensation*" in the Compensation Discussion and Analysis, amounts reported in the "Bonus" column are discretionary bonuses awarded by the

Compensation/Nomination/Governance Committee that the Committee determined were justified in light of the unanticipated events affecting ALC's operating results in 2007 and as consideration for the agreement of the executives to modifications to their employment agreements. No amounts were earned in 2007 under ALC's Cash Incentive Compensation Program because budgeted adjusted EBITDAR and adjusted EBITDAR margin targets were not achieved.

Amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflect above market earnings on deferred compensation and defined contribution retirement benefit accounts.

As noted above, the Board has determined that ALC has four executive officers. Information regarding Mr. Usher's compensation is included in the table and the following sections of compensation in order to provide stockholders with additional information about ALC's compensation practices for significant employees.

2007 Grants of Plan-Based Awards

The following table provides information regarding awards during 2007 under ALC's Cash Incentive Compensation Program and Long-Term Incentive Program to the individuals named in the summary compensation table.

Name	Grant Date	Type of Award: Annual Cash Incentive or Long-Term Incentive	Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Possible Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
			Threshold & Target $	Maximum $	Threshold #	Target #	Maximum #		
Laurie A. Bebo	March 30, 2007	ACI	300,000	340,000					
		LTI			57,272	63,636	70,000	11.80	$420,700
John Buono	March 30, 2007	ACI	120,000	144,000					
		LTI			32,728	36,364	40,000	11.80	$240,400
Eric B. Fonstad	March 30, 2007	ACI	52,500	67,500					
		LTI			24,546	27,273	30,000	11.80	$180,300
Walter A. Levonowich	March 30, 2007	ACI	46,013	61,388					
		LTI			24,546	27,273	30,000	11.80	$180,300
Terrance Usher	March 30, 2007	ACI	92,500	111,000					
		LTI			24,546	27,273	30,000	11.80	$180,300

As discussed in the Compensation Discussion and Analysis, none of the estimated possible future payouts listed in this table were or will be paid. No amounts were earned in 2007 under the 2007 Cash Incentive Compensation Program because budgeted adjusted EBITDAR and adjusted EBITDAR margin targets were not achieved. None of the tandem stock option/stock appreciation rights awards made in 2007 under the 2007 Long-Term Incentive Program became exercisable because the overall occupancy target was not achieved in 2007.

The Black-Scholes option value model was used to estimate the grant date fair value of the tandem stock option/stock appreciation rights granted on March 30, 2007. The following assumptions were used in this calculation: (i) a risk free rate of 5.45% equal to the five year U.S. Treasury yield in effect on the grant date; (ii) an expected life of five years based on the expected exercise behavior of option holders: (iii) expected volatility of 53.1% based on an average of a peer group's historical volatility for a period equal to the tandem stock option/stock appreciation rights' expected life, ending on the date of grant; (iv) no dividend yield; and (v) forfeitures rate estimated at 0 percent. This calculation results in a fair value of the tandem stock option/stock appreciation rights at the date of grant of $6.01 per share.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested in 2007

The following table provides information about equity awards that were outstanding at fiscal year-end. As discussed in the Compensation Discussion and Analysis, the Compensation/Nomination/Governance Committee has determined that the performance targets for these awards were not achieved and, consequently, the awards expired without becoming exercisable. There were no option exercises or stock vesting for any of the named executive officers during 2007.

Outstanding Equity Awards at Fiscal Year-end

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Laurie A. Bebo	0	0	70,000	11.80	(1)
John Buono	0	0	40,000	11.80	(1)
Eric B. Fonstad	0	0	30,000	11.80	(1)
Walter A. Levonowich	0	0	30,000	11.80	(1)
Terrance Usher	0	0	30,000	11.80	(1)

Notes

(1) All options reported in this table were granted on March 30, 2007 and would have expired on March 30, 2012 if they had become exercisable. All options expired on February 26, 2008 in accordance with their terms when the Compensation/Nomination/Governance Committee determined that the applicable performance targets with respect to the awards were not achieved.

Nonqualified Defined Contribution Plans

The following table provides information regarding ALC's defined-contribution retirement plans. ALC does not maintain defined-benefit plans.

2007 Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
Laurie A. Bebo	Executive Retirement	-	40,694	9,051	-	208,935
	Deferred Compensation	40,000	20,000	13,047	-	201,115
John Buono	Executive Retirement	-	24,000	(4,382)	-	24,619
	Deferred Compensation	24,000	14,500	1,635	-	45,166
Eric B. Fonstad	Executive Retirement	-	15,000	492	-	17,992
	Deferred Compensation	15,000	7,500	875	-	23,375
Walter A. Levonowich	Executive Retirement	-	15,337	2,210	-	33,589
	Deferred Compensation	15,338	7,669	33,015	-	439,844
Terrance Usher	Executive Retirement	-	18,500	18,161	-	217,918
	Deferred Compensation	18,500	9,250	32,669	-	309,459

Notes

(1) Amounts in the Registrant Contributions in Last FY column are included in the All Other Compensation column of the Summary Compensation Table for 2007.

(2) Of the amounts listed in the Aggregate Earnings in Last FY column, the following amounts are considered to be above market earnings and are reflected in the Summary Compensation Table in the Change in Pension Value and Nonqualified Deferred Compensation Earnings and Total columns: Ms. Bebo, $3,172; Mr. Buono, $131; Mr. Fonstad, $789; Mr. Levonowich, $9,027; and Mr. Usher, $12,574.

(3) The following amounts in the Aggregate Balance at Last FYE column were previously reported in the Summary Compensation Table for previous years: Ms. Bebo, $35,000 Executive Retirement and $31,073 Deferred Compensation; Mr. Buono, $5,000 Executive Retirement; Mr. Fonstad, $2,500 Executive Retirement; Mr. Levonowich, $14,841 Executive Retirement and $7,383 Deferred Compensation; and Mr. Usher, $18,500 Executive Retirement and $9,250 Deferred Compensation.

ALC's defined contribution retirement plan for executives, the Executive Retirement Plan, provides for a book entry to an account each month equal to 10% of the participant's base monthly salary. Executives are not allowed to make contributions to the plan. Accounts are credited with deemed earnings as if it were invested in investment funds designated by the participant from a list of funds determined by the plan administrator.

Participants may prospectively elect to reallocate their accounts among investment funds at times established by the plan administrator, which shall be no less frequently than quarterly. Participants' interests in the accounts vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. A participant's interest in an account also vests upon the death or disability of the participant. The individuals listed in the summary compensation table are vested in their plan accounts as follows: Ms. Bebo 100%; Mr. Buono 0%; Mr. Fonstad 0%; Mr. Levonowich 100%; and Mr. Usher 100%. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's vested interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death do not begin until at least six month after separation.

ALC also sponsors a Deferred Compensation Plan that allows participating executives to elect to defer up to 10% of their base salaries. Compensation deferred is retained by ALC and credited to the participant's deferral account. The Deferred Compensation Plan credits participants' accounts with matching contributions equal to 50% of participants' elective deferrals. Participants' are fully vested in their deferral accounts as to amounts they elect to defer. Participants' interests in amounts ALC credits to their accounts as matching contributions vest according to the number of years of employment with ALC as follows: 20% after two years; 40% after three years; 70% after four years; and 100% after five years. Withdrawals or distributions are not allowed while the executive remains an ALC employee. Following a participant's separation from ALC for any reason, the participant's interest in the account is paid to the participant (or the participant's beneficiary in the event of the participant's death) either in a lump sum or in five, ten or twenty annual installments, as elected by the participant. Payments for reasons other than death do not begin until at least six month after separation. The deferral and matching accounts are bookkeeping accounts only and are credited with interest at the prime rate.

Employment Contracts and Termination of Employment and Change-in-Control Agreements

Prior to 2007, ALC entered into employment agreements with each of the individuals listed in the summary compensation table and certain other employees. The following discussion relates to the employment agreements that were in effect as of the end of 2007. Please see the discussion above in the Compensation Discussion and Analysis under "*2007 Compensation - Discretionary Bonus Compensation*," regarding modifications that were made in 2008 to the terms of the employment agreements with our executive officers.

The material terms of each employment agreement in effect at the end of 2007 were substantially the same. Each employment agreement provided that the executive would be paid a base salary at the then current rate, subject to annual review, and that the employee would be eligible to participate in equity compensation and other performance-based plans at a level consistent with the employee's position. In addition, the employee was eligible to participate in benefit plans and deferred compensation and savings plans and was entitled to a monthly automobile allowance.

If the employee's employment under the employment agreements in effect at the end of 2007 had been terminated by us for reasons other than cause (as defined in the employment agreements), death or disability, the employee would have been entitled to receive a lump sum payment equal to: (i) any base salary owed to the date of termination; (ii) one year of base salary plus $15,000 (one year of base salary plus $30,000 in the case of Mr. Buono and Mr. Fonstad and two years of base salary plus $30,000 in the case of Ms. Bebo); (iii) a payment in lieu of bonus for the year in which the termination occurred on a pro-rata basis for the portion of the year in which the employee was employed on an assumption that 100% of the bonus target was achieved; (iv) an amount equal to 30% in the case of Mr. Levonowich, 35% in the case of Mr. Fonstad, 50% in the case of Mr. Buono and Mr. Usher, and 75% in the case of Ms. Bebo of base salary in lieu of bonus for the year following the year in which the termination occurred; (v) the cash equivalent of 12 months (24 months for Ms. Bebo) of automobile allowance; and (vi) any amount that would have been credited by ALC to any deferred compensation plan for the employee over the 12 month period after termination (24 months for Ms. Bebo). In addition, the employee would also have been entitled to all vested deferred compensation, continued coverage under any benefit plans (except medical benefit plans) for 12 months (24 months for Ms. Bebo) after termination and medical plan continuation coverage required under applicable law, subject to payment in full of all insurance premiums by the employee.

Under the employment agreements in effect at the end of 2007, an employee's employment would have been considered terminated by the employee for "Good Reason" if the employee terminated his or her employment after the employee objected to a change in work location of more than a specified distance or to a material diminution in assigned duties or responsibilities that was not corrected by ALC. Cause under the employment agreements consisted of commission of a felony, fraud or willful misconduct with respect to employment obligations, refusal or continuing failure to attempt, other than for proper cause or reasons of illness, to follow directions of management or the Board of Directors, or other conduct detrimental to ALC.

Under the employment agreements in effect at the end of 2007, if the employee had terminated his or her employment voluntarily or if the employee's employment terminated due to death, the employee or his or her estate would have been paid the employee's base salary and any earned bonus up to the date of termination. In addition, the employment agreements provided that, in the event that the termination benefits payable to the employee were made in connection with a change-in-control of ALC and they equaled or exceeded three times the employee's "base amount" within the meaning of Section 280G (b)(3) of the Internal Revenue Code, such severance benefits would have been reduced to an amount the present value of which was equal to 2.99 times the "base amount."

Under the employment agreements in effect at the end of 2007, the employee would have been subject to restrictive covenants relating to confidential information, non-solicitation and non-competition for a period of two years following termination of employment.

The approximate dollar amounts that would have been payable to the individuals listed in the summary compensation table under the provisions of the employment agreements in effect at the end of 2007 if the respective executive's employment had been terminated as of December 31, 2007, by ALC for reasons other than cause, death or disability are: Ms. Bebo $1,506,504; Mr. Buono $541,800; Mr. Fonstad $307,800; Mr. Levonowich $283,913; and Mr. Usher $394,600. These amounts do not include vested amounts under deferred compensation programs which would be paid in accordance with the terms of the deferred compensation programs but do include premiums and related tax gross ups for continued coverage under long-term care insurance and the supplemental long term disability insurance programs as provided in the employment agreements as follows: (i) long-term care and supplemental long-term disability insurance premiums: Ms. Bebo $1,552; Mr. Buono $1,732; Mr. Fonstad $1,882; Mr. Levonowich $2,311; and Mr. Usher $2,970; and (ii) tax gross-ups related to both the long-term care insurance and the supplemental long-term disability insurance premiums: Ms. Bebo $2,733; Mr. Buono $2,945; Mr. Fonstad $2,951; Mr. Levonowich $3,622; and Mr. Usher $5,052.

Under the terms of the 2007 and 2008 grants of tandem stock option/stock appreciation rights, the tandem stock option/stock appreciation rights would become immediately vested and fully exercisable if a Change of Control of ALC, as defined in the award agreements, occurred prior to the expiration of the grants.

COMPENSATION COMMITTEE REPORT

In accordance with its written Charter adopted by the Board of Directors, the Compensation/Nomination/ Governance Committee has oversight responsibility for compensation matters. The Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement and, based on that review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The foregoing report has been approved by all members of the Committee.

Derek H.L. Buntain, Chair
Alan Bell
Michael J. Spector

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities authorized for issuance under equity compensation plans as of December 31, 2007. As discussed in the Compensation Discussion and Analysis, the performance targets related to the grant of tandem stock options and stock appreciation rights reported in this table were not achieved and the grants expired without becoming exercisable.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	**Weighted-average exercise price of outstanding options, warrants and rights** (b)	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c)
Equity compensation plans approved by security holders	320,000	$11.80	3,680,000
Equity compensation plans not approved by security holders	-	-	-
Total	320,000	$11.80	3,680,000

The 2006 Omnibus Incentive Compensation Plan was approved by ALC's sole stockholder prior to ALC's separation from Extendicare Inc. The plan provides for the grant of equity incentive compensation awards and non-equity incentive compensation awards to ALC directors, officers, employees or consultants (including prospective directors, officers, employees or consultants). The plan provides for the grant of options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, cash incentive awards and other equity-based or equity-related awards. The plan is administered by the Compensation/Nominating/ Governance Committee.

The aggregate number of shares of our Class A common stock that may be delivered pursuant to awards granted under the plan is 4,000,000, subject to anti-dilution adjustments as provided in the plan. If an award granted under the plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by the award will again be available to be awarded. In general, if shares are surrendered or tendered in payment of the exercise price of an award or any taxes required to be withheld in respect of an award, the surrendered or tendered shares become available to be awarded under the plan. Unless otherwise specified in the applicable award agreement, options vest and become exercisable in 25% increments on each of the first four anniversaries of the date of grant.

In the event of a change of control of ALC, unless provision is made in connection with the change of control for assumption, or substitution of, awards previously granted and unless otherwise provided in an award agreement: (i) any options and stock appreciation rights outstanding as of the date the change of control become fully exercisable and vested immediately prior to such change of control; (ii) all performance units and cash incentive awards are paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and (iii) all other outstanding awards are automatically deemed exercisable or vested and all restrictions and forfeiture provisions lapse.

CERTAIN BUSINESS RELATIONSHIPS; RELATED PERSON TRANSACTIONS

The Board of Directors recognizes that related person transactions (generally, transactions between an officer or director or members of their immediate families and entities ALC does business with or which own a significant amount of ALC's voting stock) may raise questions among stockholders as to whether those transactions are consistent with the best interests of ALC and its stockholders. It is ALC's policy to enter into or ratify a related person transaction only when the Board, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of ALC and its stockholders.

The Audit Committee has adopted written policies and procedures for the review, approval, or ratification of related person transactions. The Committee reviews the material facts of related person transactions and either approves or disapproves of the entry into the transactions. If advance Committee approval is not feasible, then the transaction may be ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the officer, director or family member interest in the transaction. No director may participate in any discussion or approval of a transaction for which he or she is a related person, except that the director is required to provide all material information concerning the transaction to the Audit Committee. If a transaction is ongoing, the Audit Committee may establish guidelines for ALC's management to follow in its ongoing dealings with the related person. The Audit Committee has reviewed and pre-approved certain types of related person transactions, including ordinary course compensation of officers and directors, transactions with other companies where the interest of the related person and the size of the transaction are limited, certain charitable transactions, transactions where all stockholders receive proportional rights, and certain banking-related services.

Other than transactions with Extendicare REIT, a Canadian Real Estate Investment Trust (formerly Extendicare Inc.) ("Extendicare") discussed below, there were no related person transactions in 2007 that are required to be disclosed under Item 404(a) of Regulation S-K. The written policy discussed above was adopted in connection with ALC becoming a public company and was not in place at the time of the transactions with Extendicare Inc. described below.

Prior to ALC's separation from Extendicare, ALC was wholly-owned by Extendicare. Following the separation, none of ALC's voting stock was owned by Extendicare. The following is a summary description of the agreements between Extendicare and us relating to the separation and our ongoing relationship with Extendicare after the separation. These include: a separation agreement; a tax allocation agreement; a number of transitional services agreements; and a number of operating leases and purchase agreements relating to the transfer by an Extendicare subsidiary, Extendicare Health Services, Inc. ("EHSI"), of assisted living facilities to us. These agreements govern the allocation of assets and liabilities related to our business as well as the ongoing relationship between Extendicare and us after the separation. We and Extendicare have agreed to binding arbitration for any claims arising under these agreements. Also described below are certain asset transfers that occurred in connection with the separation.

Separation Agreement. The separation agreement sets forth our agreements with Extendicare related to the transfer of assets and the assumption of liabilities necessary to separate our company from Extendicare. It also sets forth indemnification obligations of ALC and Extendicare to each other following the separation.

Tax Allocation Agreement. The tax allocation agreement governs both our and Extendicare's rights and obligations after the separation with respect to taxes for both pre- and post-separation periods. Generally, we are required to indemnify Extendicare for any taxes attributable to our operations (excluding the assisted living facilities transferred to us as part of the separation) for all pre-separation periods and Extendicare generally is required to indemnify us for any taxes attributable to its operations (including the assisted living facilities transferred to us as part of the separation) for all pre-separation periods. In addition, Extendicare is liable, and will indemnify us, for any taxes incurred in connection with the separation.

Under U.S. Federal income tax law, ALC and Extendicare are jointly and severally liable for any taxes imposed on Extendicare for the periods during which ALC was a member of its consolidated group, including any taxes imposed with respect to the disposition of ALC common stock. Extendicare may not have sufficient assets, however, to satisfy any such liability and ALC may not successfully recover from Extendicare any amounts for which ALC is held liable. ALC's liability for any taxes imposed on Extendicare could materially reduce the price of our common stock.

Transitional Services Agreements. Following the separation, ALC receives and relies on certain transitional services provided by Extendicare and its subsidiaries, including services related to information technology, payroll and benefits processing, and reimbursement functions. The information technology services include: hosting services for software, messaging, data storage, anti-virus, and identity and access management programs; monitoring and management services for our information technology systems; support services via telephone; and telecommunication services allowing us to maintain and grow our network. In August 2007, ALC discontinued using the information technology services provided by Extendicare. Payroll and benefits processing services include: payroll maintenance and processing services, including related tax and banking matters; general management services for payroll processing, employee benefits and customer service functions; services relating to additions, changes and deletions from employee insurance plans; and services relating to benefit claims and 401(k) and ERISA compliance. These agreements have initial terms of three and five years, respectively, and are terminable by either party upon 90 days notice.

Transfer of EHSI Assisted Living Operations and Properties to ALC. Immediately prior to ALC's separation from Extendicare, EHSI owned 31 assisted living residences of which they operated 29, with the remaining two of the assisted living residences owned by EHSI being operated by ALC. In connection with our separation from Extendicare, all of these residences were transferred from EHSI to ALC. The aggregate purchase price for the residences was approximately $68.7 million (exclusive of amounts previously paid in respect of the operations and personal property related to EHSI's assisted living residences).

Transfer of Cash, Share Investments and Notes Prior to ALC Separation. Prior to the separation, Extendicare and EHSI made the following capital contributions to ALC: $10.0 million in cash contributed into ALC to establish Pearson Insurance Company, LTD., a wholly owned Bermuda based captive insurance company, to self-insure general and professional liability risks; $4.1 million in cash contributed by EHSI to ALC to fund transaction costs related to the separation; $5.0 million in cash contributed by EHSI to ALC to fund ALC's purchase of an office building in August 2006; a capital contribution of approximately $22.0 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI; the contribution to ALC of share investments with an aggregate value of $4.4 million; and an $18.0 million cash contribution to equity.

AUDIT COMMITTEE REPORT

In accordance with its written Charter adopted by the Board of Directors, the Audit Committee has oversight responsibility for the quality and integrity of the financial reporting, disclosure controls and procedures, and internal control and procedure practices of ALC. While the Audit Committee has oversight responsibility, the primary responsibility for ALC's financial reporting, disclosure controls and procedures, and internal controls and procedures rests with management, and with ALC's independent auditors responsible for auditing ALC's financial statements.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from Grant Thornton LLP a formal written statement describing all relationships between the auditors and ALC that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, discussed with the independent auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the independent auditors' independence. The Audit Committee also discussed with management, the internal auditors, and the independent auditors the quality and adequacy of ALC's internal controls and the internal audit group. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risk.

The Audit Committee discussed and reviewed with Grant Thornton LLP all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 and Rule 2-07 of Regulation S-X and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed the audited financial statements of ALC contained in its annual report on Form 10-K for the fiscal year ended December 31, 2007 with management and the independent auditors. Based on this review and discussion with management, the internal auditors and the independent auditors, the Audit Committee recommended to the Board of Directors that ALC's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission.

The foregoing report has been approved by all members of the Audit Committee.

The Audit Committee

Malen S. Ng, Chair
Alan Bell
Jesse C. Brotz
Derek H. L. Buntain
Charles H. Roadman II, MD

INDEPENDENT AUDITORS

The Audit Committee retained Grant Thornton LLP ("Grant Thornton") as independent registered public accountants to audit ALC's consolidated financial statements for the fiscal year ended December 31, 2007. A representative of Grant Thornton is expected to be present at the annual meeting and will be given the opportunity to make a statement and to respond to questions that may be asked by stockholders.

The following table summarizes fees for professional services rendered to ALC by Grant Thornton for the fiscal years ended December 31, 2007 and 2006, respectively.

Fees	2007	2006
Audit Fees	$205,829	$150,800
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$205,829	$150,800

Audit Fees. For the fiscal years ended December 31, 2007 and 2006, the "Audit Fees" reported above were billed by Grant Thornton for professional services rendered for the audit of ALC's annual financial statements, reviews of ALC's quarterly financial statements, and for services normally provided by the independent auditors in connection with statutory and regulatory filings and engagements.

Audit-Related Fees. No "Audit-Related Fees" were billed by Grant Thornton for the fiscal years ended December 31, 2007 and 2006.

Tax Fees. No "Tax Fees" were billed by Grant Thornton for the fiscal years ended December 31, 2007 and 2006.

All Other Fees. For the fiscal years ended December 31, 2007 and 2006, there were no other fees billed by Grant Thornton for professional services rendered for assistance not related to Audit Fees, Audit-Related Fees or Tax Fees.

The audit reports of KPMG on the financial statements of ALC as of and for the years ended December 31, 2005 and 2004 (collectively, the "Prior Fiscal Periods"), did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the (i) Prior Fiscal Periods and (ii) the subsequent interim period through October 16, 2006 (the "Interim Period"), there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of KPMG would have caused KPMG to make reference to the subject matter of the disagreement in connection with any of its reports.

ALC did not consult with Grant Thornton during the Prior Fiscal Periods or the subsequent Interim Period regarding (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that might be rendered by Grant Thornton on its consolidated financial statements.

Pre-Approval Policy and Independence

The Audit Committee has a policy requiring the pre-approval of all audit and permissible non-audit services provided by ALC's independent auditors. Under the policy, the Audit Committee is to specifically pre-approve any recurring audit and audit-related services to be provided during the following fiscal year. The Audit Committee also may generally pre-approve, up to a specified maximum amount, any nonrecurring audit and audit-related services for the following fiscal year. All pre-approved matters must be detailed as to the particular service or category of services to be provided, whether recurring or non-recurring, and reported to the Audit Committee at its next scheduled meeting. Permissible non-audit services are to be pre-approved on a case-by-case basis. The Audit Committee may delegate its pre-approval authority to any of its members, provided that such member reports all pre-approval decisions to the Audit Committee at its next scheduled meeting. ALC's independent auditors and members of management are required to report periodically to the Audit Committee the extent of all services provided in accordance with the pre-approval policy, including the amount of fees attributable to such services.

In accordance with Section 10A of the Securities Exchange Act of 1934, as amended by Section 202 of the Sarbanes-Oxley Act of 2002, ALC is required to disclose the approval by the Audit Committee of the Board of non-audit services performed by ALC's independent auditors. Non-audit services are services other than those provided in connection with an audit review of the financial statements. During the period covered by this filing, all audit-related fees, tax fees and all other fees, and the services rendered in connection with those fees, as reported in the table shown above, were approved by either ALC's Audit Committee or, prior to the separation and the formation of ALC's Audit Committee, Extendicare's Audit Committee.

The Audit Committee considered the fact that Grant Thornton did not provide non-audit services to ALC in 2007, which the Committee determined was compatible with maintaining auditor independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and the persons who beneficially own more than ten percent of our Class A Common Stock to file reports of ownership and changes in ownership of ALC equity securities with the Securities and Exchange Commission. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended December 31, 2007.

OTHER MATTERS

Additional Matters

The Board of Directors is not aware of any other matters that will be presented for action at the 2008 annual meeting. Should any additional matters properly come before the meeting, the persons named in the enclosed proxy will vote on those matters in accordance with their best judgment.

Submission of Stockholder Proposals

A stockholder who intends to present a stockholder's proposal at the 2009 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") must deliver the proposal to ALC no later than December 18, 2008 if such proposal is to be included in ALC's proxy materials for the 2009 annual meeting.

A stockholder who intends to present business, other than a stockholder's proposal pursuant to Rule 14a-8, at the 2009 annual meeting must comply with the requirements set forth in ALC's bylaws. Among other things, a stockholder must give written notice to the Secretary of ALC not less than 50 days and not more than 75 days prior to the anniversary date of the immediately preceding annual meeting. Since the 2008 annual meeting is scheduled to be held May 5, 2008, ALC must receive written notice of a stockholder's intent to present business, other than pursuant to Rule 14a-8, at the 2009 annual meeting no sooner than February 19, 2009 and no later than March 16, 2009. If the notice is received after March 16, 2009, then ALC is not required to present such proposal at the 2009 annual meeting because the notice will be considered untimely. If the Board of Directors chooses to present such a stockholder's proposal submitted after March 16, 2009 at the 2009 annual meeting, then the persons named in proxies solicited by the Board of Directors for such meeting may exercise discretionary voting power with respect to such proposal.

Cost of Proxy Solicitation

ALC will pay the cost of preparing, printing and mailing proxy materials as well as the cost of soliciting proxies on behalf of the Board. In addition to using mail services, ALC officers and other employees, without additional remuneration, may solicit proxies in person and by telephone, e-mail or facsimile transmission. ALC may retain a professional proxy solicitation firm, and pay such firm its customary fee, to solicit proxies from direct holders and from banks, brokers and other nominees having shares registered in their names that are beneficially owned by others.

Annual Report on Form 10-K

A copy (without exhibits) of ALC's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 is being provided with this proxy statement. Pursuant to the rules of the Securities and Exchange Commission, services that deliver ALC's communications to stockholders who hold their shares through a bank, broker or other holder of record may deliver to multiple stockholders sharing the same address a single copy of ALC's 2007 Annual Report on Form 10-K and this proxy statement. ALC will provide an additional copy of such Annual Report to any stockholder, without charge, upon written request of such stockholder. Such requests should be addressed to the attention of "Shareholder Relations" at Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051.

By Order of the Board of Directors,



Eric B. Fonstad
Senior Vice President, General Counsel and Secretary

Milwaukee, Wisconsin
April 7, 2008



EXHIBIT A

NOTE: The proposed amendments to the Amended and Restated Articles of Incorporation (and the correction in Section 5.02(e)(ii)) are indicated by striking out words to be removed (~~strike-out~~) and double underling words to be added (double underline).

AMENDED AND RESTATED ARTICLES OF INCORPORTION OF ASSISTED LIVING CONCEPTS, INC.

The corporation was incorporated under the name "Assisted Living Concepts, Inc." by the filing of its original Articles of Incorporation with the Secretary of State of Nevada on July 19, 1994. These Amended and Restated Articles of Incorporation were duly adopted in accordance with the provisions of Title 7, Chapter 78 of the Nevada Revised Statutes (collectively, the "Nevada Corporation Law" or "NCL"), Sections 390 and 403. The undersigned does hereby certify that the Amended and Restated Articles of Incorporation of the corporation are as follows:

ARTICLE I
NAME

The name of the corporation is Assisted Living Concepts, Inc. (hereinafter, the "Corporation").

ARTICLE II
REGISTERED OFFICE

The address of the Corporation's registered office in the State of Nevada is The Prentice-Hall Corporation System, Inc., 502 East John Street #E, Carson City, Nevada, 89706. The name of the registered agent at such address is The Prentice-Hall Corporation System, Inc. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the NCL.

ARTICLE IV
EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE V
CAPITAL STOCK

SECTION 5.01. Authorized Shares. (a) The total number of shares of all classes of stock that the

Corporation shall have authority to issue is 500,000,000 shares consisting of:

(i) 400,000,000 shares of Class A Common Stock, par value of $0.01 per share (the "Class A Stock");

(ii) 75,000,000 shares of Class B Common Stock, par value of $0.01 per share (the "Class B Stock" and, together with the Class A Stock, the "Common Stock"); and

(iii) 25,000,000 shares of Preferred Stock, par value of $0.01 per share (the "Preferred Stock").

(b) Subject to Section 5.04(c) of this Article V and in addition to any authority granted to the board of directors of the Corporation (the "Board") under the NCL (either acting alone or together with approval of the ~~Company~~Corporation's Stockholders), the number of authorized shares of any of the Class A Stock, the Class B Stock or the Preferred Stock may be increased or decreased (but not below the number of shares then outstanding), by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 390(2) of the NCL (or any successor provision thereto), and no vote of the holders of any of the Class A Stock, Class B Stock or the Preferred Stock voting separately as a class shall be required therefore. Upon ~~these~~the Amended and Restated Articles of Incorporation filed on October 31, 2006 becoming effective on that date pursuant to Section 403(5) of the NCL (the "Effective Time"), each share of the Corporation's common stock, par value $0.01 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, ~~shall be~~was automatically reclassified as and converted into shares of Class A Stock and Class B Stock. The number of shares of Class A Stock resulting from such reclassification and conversion ~~shall be~~was equal to the number of shares of Extendicare Inc. Subordinate Voting Shares outstanding as of the Effective Time and the number of shares of Class B Stock resulting from such reclassification and conversion ~~shall be~~was equal to the number of shares of Extendicare Inc. Multiple Voting Shares outstanding as of the Effective Time. Any stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock ~~shall be~~has been canceled and, upon presentation to the Corporation, ~~be~~was replaced with new stock certificates (the denominations of which ~~shall be~~have been determined in the Corporation's sole discretion) representing the applicable number of shares of Class A Stock and Class B Stock.

SECTION 5.02. Common Stock. (a) Except as otherwise provided in these Amended and Restated Articles of Incorporation, the Class A Stock and the Class B Stock shall have the same rights and privileges and shall rank equally and share ratably as to all matters.

(b) Dividends and Distributions. (i) Subject to Section 5.02(b)(ii), and subject to the provisions of law and the terms of any outstanding Preferred Stock, dividends or other distributions with respect to the Class A Stock and the Class B Stock shall be made in an equal amount per share, at such times and in such amounts as may be determined by the Board and declared out of any funds lawfully available therefore, and shares of Preferred Stock of any series shall not be entitled to share therein except as otherwise expressly provided in the resolution or resolutions of the Board providing for the issue of such series. Dividends and other distributions with respect to the Class A Stock and the Class B Stock shall be payable only when, as and if declared by the Board.

(ii) Subject to the provisions of law and the terms of any outstanding Preferred Stock, if at any time a dividend or other distribution with respect to the Class A Stock or Class B Stock is to be paid in shares of Class A Stock or Class B Stock or any other securities of the Corporation or any other corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust or legal entity (a "Person", which term includes the Corporation) (hereinafter sometimes called a "share distribution"), such share distribution shall be declared and paid only as follows:

(A) in the case of a share distribution consisting of shares of Class A Stock or Class B Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Stock), the share distribution shall consist of shares of Class A Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Stock) with respect to shares of Class A Stock and, on an equal per share basis, shares of Class B Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class B Stock) with respect to shares of Class B Stock;

(B) subject to Section 5.02(f) of this Article V, in the case of a share distribution consisting of shares of any class or series of securities of the Corporation other than Class A Stock or Class B Stock (and other than Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Stock or Class B Stock) or of a Subsidiary of the Corporation, on the basis of a distribution of one class or series of securities with respect to shares of Class A Stock and another class or series of securities with respect to shares of Class B Stock, and the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible, or for which they are exchangeable, or which the distributed securities evidence the right to purchase) shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions, and all such differences shall be identical to the corresponding differences in voting rights, conversion and share distribution provisions between the Class A Stock and the Class B Stock, so as to preserve the relative voting rights of each Class as in effect immediately prior to such share distribution, and such distribution shall be made on an equal per share basis; and

(C) subject to Section 5.02(f) of this Article V, in the case of a share distribution consisting of shares of any class or series of securities of any Person other than the Corporation or a Subsidiary of the Corporation, on the basis of a distribution of identical securities, on an equal per share basis, with respect to shares of Class A Stock and Class B Stock.

As used herein, the term "Subsidiary" means, when used with respect to any Person, (i) a corporation in which such Person and/or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the total voting power in the election of directors ("Voting Power") of all outstanding shares of all classes and series of capital stock of such corporation entitled generally to vote in such election ("Voting Stock") and (ii) any other Person (other than a corporation) in which such Person and/or one or more Subsidiaries of such Person, directly or indirectly, has (x) a majority ownership interest or (y) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person.

As used herein, the term "Convertible Securities" shall mean any securities of the Corporation (other than any class of Common Stock) that are convertible into, exchangeable for or evidence the right to purchase any class of Common Stock, whether upon conversion, exercise or exchange, pursuant to anti-dilution provisions of such securities or otherwise.

(c) Subdivision or Combination. If the Corporation shall in any manner subdivide or combine the outstanding shares of Class A Stock or Class B Stock, the outstanding shares of the other class of Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Stock or Class B Stock, as the case may be, that have been subdivided or combined so as to preserve the relative aggregate Voting Power of the outstanding shares of each class and the relative proportion of the equity of the Corporation represented by the outstanding shares of each class and the conversion rights of the outstanding shares of each class, immediately prior to the transaction giving rise to an adjustment pursuant to this paragraph.

(d) Liquidation, Dissolution, Winding Up. Upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, subject to any preferential or other amounts to be distributed to the holders of the Preferred Stock and any other class or series of stock then outstanding, the holders of Class A Stock and Class B Stock shall be entitled to receive all the assets of the Corporation available for distribution to its stockholders ratably as a single class in proportion to the number of shares held by them.

(e) Conversion. (i) Each share of Class B Stock may at any time be converted by the record holder thereof into 1.075 fully paid and nonassessable shares of Class A Stock. The conversion right set forth immediately above shall be exercised by the surrender of the certificate representing such share or shares of Class B Stock to be converted to the Corporation at any time during normal business hours at the principal executive offices of the Corporation, or if an agent for the registration of transfer of shares of Class B Stock is then duly appointed and acting (said agent being hereinafter called the "Transfer Agent"), then at the office of the Transfer Agent, accompanied by a written notice of the election by the record holder thereof to convert and (if so required by the Corporation or the Transfer Agent) by instruments of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and together with any necessary transfer tax stamps or funds therefore, if required. As promptly as practicable after the surrender for conversion of a certificate or certificates representing shares of Class B Stock in the manner provided above, the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder thereof, a certificate or certificates representing the number of full shares of Class A Stock issuable upon such conversion, issued in such name or names as such holder may direct. Fractional shares of Class A Stock will not be issued upon such a conversion and the Corporation shall instead pay or cause to be paid to the record holder thereof cash in an amount equal to the fair value of such fractional shares, as determined by the Corporation in its sole discretion. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificates representing shares of Class B Stock, and all rights of the holder of such shares as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Stock at such time; provided, however, if any such surrender is made on any date when the stock transfer books of the Corporation shall be closed, the person or persons in whose name or names the certificate or certificates representing shares of Class A Stock are to be issued as the record holder or holders thereof shall be treated for all purposes as having become the record holder or holders of such shares immediately prior to the close of business on the next succeeding day on which such stock transfer books are open.

(ii) Effective immediately upon any transfer of a share of Class B Stock, other than a Permitted Transfer (as defined in Section 5.02(g)(iii) below), such transferred share of Class B Stock shall automatically be converted into 1.075 shares of Class A Stock, without any further action on the part of the Corporation, the transferor, the transferee or any other person or entity, and, upon such transfer, the certificate formerly representing the shares of Class B Stock transferred shall, to the extent of such transfer, represent instead the number of shares of Class A Stock equal to the product of the number of shares of Class ~~A~~B Stock it previously represented and 1.075, less any fractional share resulting therefrom, which shall be deemed cancelled.

(iii) No retroactive adjustments in respect of dividends or other distributions shall be made upon the conversion of any share of Class B Stock; provided, however, that if a share shall be converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Stock, but prior to such payment, the registered holder of such share at the close of business on such record date shall be entitled to receive the dividend or other distribution payable (based on the number of shares of Class B Stock owned) on such share upon the date set for payment of such dividend or other distribution notwithstanding the conversion thereof or the Corporation's default in payment of the dividend or other distribution due on such date (provided, however, that if the applicable distribution is a share distribution then the type of security distributed in respect of such share shall be the type that would have been distributed had the conversion been made prior to such record date).

(iv) The Corporation will at all times reserve and keep available, solely for the purpose of issuance upon conversion of the outstanding shares of Class B Stock, such number of shares of Class A Stock as shall be issuable upon the conversion of all such outstanding shares; provided, however, that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the conversion of the outstanding shares of Class B Stock by delivery of purchased shares of Class A Stock which are held in the treasury of the Corporation. All shares of Class A Stock which shall be issued upon conversion of the shares of Class B Stock will, upon issue, be fully paid and nonassessable and not subject to any preemptive rights.

(v) The issuance of certificates for shares of Class A Stock upon conversion of shares of Class B Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Stock converted, the person or persons requesting the issuance thereof shall pay the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid.

(vi) If the Corporation registers the transfer of shares of Class B Stock in a transaction that is not a Permitted Transfer and issued a new certificate representing such shares to any person or entity, such person or entity (or any successive transferee of such certificate) shall surrender such new certificate for cancellation, accompanied by the written notice of conversion required by Section 5.02(e)(i) above, in which case (A) such person, entity or transferee shall be deemed to have elected to treat the endorsement on (or instrument of transfer accompanying) the certificate so delivered by such former record holder as authorizing such person, entity or transferee on behalf of such former record holder to convert such shares and to give such notice, (B) the shares of Class B Stock registered in the name of such former record holder shall be deemed to have been surrendered for conversion for the purpose of the transfer to such person, entity or transferee of the shares of Class A Stock issuable upon conversion and (C) the appropriate entries shall be made on the books of the Corporation to reflect such actions.

(vii) No one other than those holders in whose names shares of Class B Stock become registered on the original stock ledger of the Corporation by reason of their record ownership of Extendicare Inc. Multiple Voting Shares as of the Effective Time (such holders, the "Original Class B Holders"), or transferees or successive transferees who receive shares of Class B Stock in connection with a Permitted Transfer, shall, by virtue of the acquisition of a certificate for shares of Class B Stock, have the status of an owner or holder of shares of Class B Stock or be recognized as such by the Corporation or be otherwise entitled to enjoy for his or her own benefit the special rights and powers of a holder of shares of Class B Stock.

(f) Equivalent Consideration. In the event of any merger, consolidation, share exchange, reclassification of the outstanding shares of Class A Stock or Class B Stock or other reorganization to which the Corporation is a party, in which the shares of Class A Stock or Class B Stock will be exchanged for or converted into, or will receive a distribution of, cash or other property or securities of the Corporation or any other Person, each share of Common Stock shall be entitled to receive Equivalent Consideration (as defined herein) on a per share basis. As used herein, the term "Equivalent Consideration" shall mean consideration in the same form, in the same amount and, if applicable, with the same voting rights on a per share basis; provided, (i) that holders of Class B Stock will be entitled to receive consideration on a per share basis in excess of that received by holders of Class A Stock in an amount equal to the consideration received by holders of Class A Stock times 1.075 and (ii) that, in the event that securities of the Corporation (or any surviving entity or any direct or indirect parent of the surviving entity) are to be issued or paid with respect to shares of Class A Stock or Class B Stock in a Control Transaction, then such securities shall only be issued or paid on the basis of one class or series of securities with respect to shares of Class A Stock and another class or series of securities with respect to shares of Class B Stock, and such securities (and, if applicable, the securities into which such securities are convertible, or for which they are exchangeable, or which they evidence the right to purchase) shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions, and all such differences shall be identical to the corresponding differences in voting rights, conversion and share distribution provisions in this Article V, between the Class A Stock and the Class B Stock, so as to preserve the relative voting rights of each Class as in effect immediately prior to such transaction. As used herein, the term "Control Transaction" shall mean any merger, consolidation, share exchange, reclassification or other reorganization to which the Corporation is a party in which the holders of Common Stock of the Corporation immediately prior to consummation of such transaction continue to hold at least a majority of the equity or Voting Power in the Corporation (or any surviving entity or any direct or indirect parent of the surviving entity) immediately after consummation of such transaction.

(g) Transfer Restrictions. Shares of Common Stock may be ~~Transferred~~transferred only in accordance with the provisions of this Section 5.02(g).

(i) Shares of Class A Stock ~~may be Transferred~~and, subject to Sections 5.02(g)(ii) and (iii) below, shares of Class B Stock may be transferred by the record holder thereof to any other person or entity without any restriction imposed by these Amended and Restated Articles of Incorporation.

(ii) Shares of Class B Stock may not be Transferred except in a Permitted Transfer. A holder of shares of Class B Stock or a Person that indirectly Beneficially Owns shares of Class B Stock that desires to Transfer any of such interest therein, in a transaction that is not a Permitted Transfer, must first convert such shares of Class B Stock into shares of Class A Stock pursuant to Section 5.02(e) above. In the event of a Transfer of Class B Stock in a transaction that is not a Permitted Transfer, each such ~~shares~~Transferred share of Class B Stock shall automatically be converted into 1.075 shares of Class A Stock, as provided by Section 5.02(e)(ii) above.

(iii) Shares of Class B Stock may be Transferred without any restriction imposed by these Amended and Restated Articles of Incorporation (i) from Extendicare Health Services, Inc. to Extendicare Inc., (ii) from Extendicare Inc. to its shareholders pursuant to a Plan of Arrangement affecting Extendicare Inc. and its shareholders under the Canada Business Corporations Act, as approved by the Ontario Superior Court of Justice on October 24, 2006, and (iii) to an Eligible Transferee (each, a "Permitted Transfer").

For purposes of Sections 5.02(g)(ii) and (iii):

(A) "Transfer" means a direct assignment, sale, transfer or divestiture (whether voluntary, conditional, contingent or otherwise) of Beneficial Ownership of shares of Class B Stock or the indirect assignment, sale, transfer or divestiture (whether voluntary, conditional, contingent or otherwise) of Beneficial Ownership of shares of Class B Stock in any manner including by way of a merger, consolidation, corporate reorganization, share exchange, recapitalization or issuance of shares or the transfer of securities of an entity that has a direct or indirect interest in the shares of Class B Stock which as a consequence thereof there has been a change of Beneficial Ownership in such shares. A change in Beneficial Ownership of shares of Class B Stock shall not be deemed to have occurred, and therefore no Transfer will have occurred, where after, or as a result of, any transaction, the shares of Class B Stock involved are or remain Beneficially Owned directly or indirectly by an Eligible Transferee. Transfer shall not mean the granting of any security interest in the shares of Class B Stock or the securities of an entity that directly or indirectly Beneficially Owns the shares of Class B Stock provided however any realization of such security interest shall be a Transfer unless such security interest is held by an Eligible Transferee. "Transferred" has the corresponding meaning.

(B) "Eligible Transferee" means: (i) in the case of an individual, an individual who is a Family Member; (ii) in the case of a corporation, a corporation ~~all~~a majority of the voting common shares of which are Beneficially Owned directly or indirectly by or for the benefit of Family Members; (iii) in the case of a trust, a trust in which ~~all~~a majority in interest of the beneficiaries are Family Members; (iv) in the case of a partnership, a partnership of which ~~all~~a majority of the partners are Family Members; (v) a person or entity which is a voting common equity security holder of an entity that Beneficially ~~Owns~~Owned shares of Class B Stock on the Effective Date ~~in respect of the Transfer of~~where the person or entity acquires the shares of Class B Stock from such entity, or an entity which is ~~wholly~~majority owned by the Beneficial Owner of shares of Class B Stock ~~in respect of a Transfer from such owner to such entity provided in each case that there is no change of Beneficial Ownership of the shares of Class B Stock~~where the entity acquires the Class B Stock from such Beneficial Owner.

(C) "Family Member" means the descendants and their spouses, including former and surviving spouses, of one of the following clauses: (i) R.A. Jodrey or (ii) C.F.W. Burns or (iii) an individual who on the Effective Date is either a registered holder of shares of Class B Stock or a Beneficial Owner of shares of Class B Stock and in each case the executors, administrators, trustees or legal representatives of such individual's estate. For greater certainty, a Family Member described in clauses (i), (ii) or (iii) of this clause (~~c~~C) may only Transfer to another Family Member described in the same clause.

(D) "Beneficial Ownership" has the meaning under Rule 13d-3 of the Securities Exchange Act of 1934 and "Beneficially Owned" or "Beneficially Owns" has a corresponding meaning.

(E) "Effective Date" means November 10, 2006, which was the first date on which the shares of Class A Stock ~~are~~were listed on the New York Stock Exchange.

(iv) Shares of Common Stock shall be transferred on the books of the Corporation and a new certificate therefor issued, upon presentation at the office of the Secretary of the Corporation or the Transfer Agent (or at such additional place or places as may from time to time be designated by the Secretary or any Assistant Secretary of the Corporation) of the certificate for such shares, in proper form for transfer, and accompanied by all requisite stock transfer tax stamps and, with respect to a transfer of shares of Class B Stock, an affidavit setting forth sufficient facts to establish to the Corporation's reasonable satisfaction that such transfer is a Permitted Transfer. Any such affidavit shall be executed by the record holder thereof (or, with respect to a Permitted Transfer described in Section 5.02(g)(iii), by such successor in interest), and verified as of a date not earlier than five days prior to the date of delivery thereof (where such record holder is a corporation, partnership, limited liability company or trust, such verification shall be by an officer of the corporation, a general partner of the partnership, a manager or officer of the limited liability company or a trustee of the trust, as the case may be).

(v) Every certificate representing shares of Class B Stock shall bear a legend on the reverse thereof reading as follows:

"The shares of Class B Common Stock represented by this certificate may not be transferred to any person or entity in connection with a transaction that is not a "Permitted Transfer," as such term is defined in Section 5.02(g) of ARTICLE V of the Amended and Restated Articles of Incorporation of this Corporation. No person or entity who receives such shares in connection with a transfer (other than such a "Permitted Transfer") is entitled to own or to be registered as the record holder of such shares of Class B Common Stock, but the record holder of this certificate may at such time and in the manner set forth in Section 5.02(e)(i) of ARTICLE V of the Amended and Restated Articles of Incorporation convert such shares of Class B Common Stock into 1.075 shares of Class A Common Stock for purposes of effecting the sale or other disposition of such shares of Class A Common Stock to any person or entity. Each holder of this certificate, by accepting the same, accepts and agrees to all of the foregoing."

(vi) In the event that the Board of the Corporation (or any committee of the Board, or any officer of the Corporation, designated for the purpose by the Board) shall determine, upon the basis of facts not disclosed in any affidavit or other document accompanying the certificate for shares of Class B Stock when presented for transfer, that such shares of Class B Stock have been registered in violation of the provisions of this Section 5.02(g), or shall determine that a person or entity is enjoying for his, her or its own benefit the special rights and powers of shares of Class B Stock in violation of such provisions, then the Corporation shall take such action at law or in equity as is appropriate under the circumstances.

(h) In connection with any conversion of shares of Class B Stock into shares of Class A Stock pursuant to Section 5.02(e) (whether optional or automatic), any transfer of shares of Common Stock pursuant to Section 5.02(g), or the making of any determination required by such Section 5.02(e) or Section 5.02(g):

(i) the Corporation shall be under no obligation to make any investigation of facts unless an officer, employee or agent of the Corporation responsible for issuing shares of Class A Stock upon such conversion, for registering such transfer or for making such determination has substantial reason to believe, or unless the Board (or a committee of the Board designated for the purpose) determines that there is substantial reason to believe, that any affidavit or other document executed in connection therewith is incomplete or incorrect in any material respect or that an investigation into the facts relating thereto is otherwise warranted, in either of which events the Corporation shall make or cause to be made such investigation as it may deem necessary or desirable in the circumstances and have a reasonable time to complete such investigation; and

(ii) to the fullest extent permitted by law, neither the Corporation, nor any director, officer, employee or agent of the Corporation shall be liable in any manner for any action taken or omitted to be taken.

(i) The Class A Stock and the Class B Stock are subject to all the powers, rights, privileges, preferences and priorities of any series of Preferred Stock as shall be stated and expressed in any resolution or resolutions adopted by the Board, pursuant to authority expressly granted to and vested in it by the provisions of this Article V.

SECTION 5.03. Preferred Stock. Subject to Section 5.04(c) of this Article V, the Board is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SECTION 5.04. Stockholder Voting. (a) Except as otherwise provided in these Amended and Restated Articles of Incorporation or required by law, with respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of any outstanding shares of Class A Stock and the holders of any outstanding shares of Class B Stock shall vote together without regard to class, and every holder of the outstanding shares of Class A Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of Class A Stock standing in such holder's name and every holder of the outstanding shares of Class B Stock shall be entitled to cast thereon ten (10) votes in person or by proxy for each share of Class B Stock standing in such holder's name.

(b) In addition to any other vote required hereunder or by applicable law, the affirmative vote of the holders of a majority of the Voting Power of all outstanding shares of Class A Stock, voting separately as a class, shall be required for any amendment, alteration, change or repeal of Sections 5.02(a), (b), (c), (d), (e), (f) or (i) of Article V, other than any amendment to Section 5.02(f) that is approved by the requisite vote of the holders of Class B Stock and provides for holders of Class B Stock to be offered or paid securities in a Control Transaction that either have lesser voting rights than the shares of Class B Stock or that do not differ in any respect from the securities to be offered or paid with respect to shares of Class A Stock and does not otherwise affect the consideration to be offered or paid with respect to shares of Class A Stock.

(c) For so long as shares of Class B Stock are outstanding, and notwithstanding anything herein to the contrary, in addition to any other vote required hereunder or by applicable law, the affirmative vote of the holders of a majority of the Voting Power of all outstanding shares of Class B Stock, voting separately as a class, shall be required (i) for the authorization or issuance by the Corporation of shares of Class B Stock (other than pursuant to any dividend or other distribution payable in shares of Class B Stock pursuant to Section 5.02(b)(ii)(A) of this Article V) or the authorization or issuance by the Corporation of any securities convertible into or exchangeable for shares of Class B Stock, or options, warrants or other rights to acquire shares of Class B Stock or any securities convertible into or exchangeable for shares of Class B Stock, (ii) for the authorization or issuance by the Corporation of shares of any series or class of capital stock (other than Class A Stock or Class B Stock) having more than one vote per share or having any right to elect directors voting as a separate class or any class voting or consent rights, in each case other than as required by applicable law or the rules or regulations of any stock exchange upon which such series or class of capital stock is to be listed for trading ("Special Vote Stock"), or securities convertible into or exchangeable for shares of Special Vote Stock, or options, warrants or other rights to acquire shares of Special Vote Stock or any securities convertible into or exchangeable for shares of Special Vote Stock and (iii) for any amendment, alteration, change or repeal of any provision of these Amended and Restated Articles of Incorporation setting forth any of the rights, powers or preferences of the Class A Stock or Class B Stock (including Section 5.02 of this Article V).

ARTICLE VI
BOARD OF DIRECTORS

SECTION 6.01. Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board, the exact number of directors comprising the entire Board to be not less than 3 nor more than 17 (subject to any rights of the holders of Preferred Stock to elect additional directors under specified circumstances) as determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board. As used in these Amended and Restated Articles of Incorporation, the term "entire Board" means the total number of directors that the Corporation would have if there were no vacancies or unfilled newly created directorships. Directors shall be elected at each annual meeting of stockholders, and each director elected shall hold office until such director's successor has been elected and qualified, subject, however, to earlier death, resignation or removal from office. In the interim between elections of directors by stockholders entitled to vote, all vacancies (including vacancies caused by an increase in the number of directors or resulting from the removal of directors by the stockholders entitled to vote) shall be filled by the remaining directors, though less than a quorum.

SECTION 6.02. Advance Notice of Nominations. Advance notice of nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws.

SECTION 6.03. Limitation on Personal Liability. (a) The personal liability of the directors and officers of the Corporation is hereby eliminated to the fullest extent permitted by the NCL.

(b) The Corporation shall, to the fullest extent permitted by the NCL, indemnify and hold harmless its directors, officers, employees and agents under said law from and against any and all of the expenses, liabilities or other matters referred to in or covered by said law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, insurance, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE VII
BYLAWS

In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws of the Corporation at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to adopt, amend or repeal any Bylaws. Notwithstanding any other provision of these Articles of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by these Articles of Incorporation or by a certificate of designations, the affirmative vote of the holders of a majority of the total voting power of the Voting Stock, voting together as a single class, shall be required for the stockholders of the Corporation (but, for clarity, such approval shall not be required with respect to alternatives, amendments or repeals by the Board) to alter, amend or repeal any provision of the Bylaws, or to adopt any new Bylaw; provided, however, that at least 80% of the total voting power of the Voting Stock, voting together as a single class, shall be required for the stockholders of the Corporation to alter, amend or repeal, or adopt any Bylaw inconsistent with, the following provisions of the Bylaws: Sections 2, 3, 4, 5, 6, and 7 of Article II; Sections 1, 2 and 5 of Article III; Article VIII and Section 1(b) of Article IX, or, in each case, any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Bylaw).

ARTICLE VIII
STOCKHOLDER MATTERS

SECTION 8.01. Meetings of Stockholders. Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the NCL) outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

SECTION 8.02. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called only at the request in writing of a majority of the Board.

SECTION 8.03. Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

SECTION 8.04. Advance Notice Requirements. Advance notice of any stockholder proposal for action to be taken at an annual or special meeting of stockholders shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE IX
CERTAIN NEVADA LAW PROVISIONS

SECTION 9.01. Business Combination Provisions. The Corporation hereby expressly elects not to be governed by Section 411 to Section 444 of the NCL (NRS 78.411 to 78.444), inclusive, or any successor provisions thereto.

SECTION 9.02. Control Share Provisions. The provisions of Section 378 to 3793 of the NCL (NRS 78.378 to 78.3793), or any successor provisions thereto, shall not apply to the Corporation or to any acquisition of a controlling interest by any current or future holder of Common Stock or Preferred Stock of the Corporation.

ARTICLE X
AMENDMENTS

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation), the affirmative vote of the holders of 80% or more of the Voting Power of the outstanding Voting Stock shall be required to amend, alter, change or repeal Section 6.02 of Article VI, Article VII, Article VIII or this Article X.

ARTICLE XI
CERTAIN PRE-SEPARATION AGREEMENTS

No contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between the Corporation or any of its Subsidiaries, on the one hand, and Extendicare Inc. (or any successor thereto) or any of its Subsidiaries, on the other hand, before the Corporation ceased to be a Subsidiary of Extendicare Inc. or the subsequent performance thereof by the Corporation or any of its Subsidiaries shall be void or voidable or be considered unfair to the Corporation or any of its Subsidiaries for the reason that Extendicare Inc. (or any successor thereto) is a party thereto, or because any officer, director or employee of Extendicare Inc. (or any successor thereto) is a party thereto, or because any officer, director or employee of

Extendicare Inc. (or any successor thereto) was present at or participated in any meeting of the Board, or committee thereof, of the Corporation, or the board of directors, or committee thereof, of a Subsidiary of the Corporation, that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose. No such contract, agreement, arrangement or transaction (or the amendment, modification or termination thereof) or the subsequent performance thereof by the Corporation or any of its Subsidiaries shall be considered to be contrary to any fiduciary duty owed to the Corporation or any Subsidiary of the Corporation or to any of their respective stockholders by Extendicare Inc. (or any successor thereto) or any of its Subsidiaries or by any of their officers, directors or employees (including any officer, director or employee of the Corporation who may have been an officer, director or employee of Extendicare Inc. or its Subsidiaries) and each such officer, director or employee shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and its Subsidiaries, and shall be deemed not to have breached his or her duties of loyalty to the Corporation or its Subsidiaries and their respective stockholders, and not to have derived an improper personal benefit therefrom. No officer, director or employee of the Corporation or its Subsidiaries shall have or be under any fiduciary duty to the Corporation or its Subsidiaries or its stockholders to refrain from acting on behalf of any such Corporation or Subsidiary in respect of any such contract, agreement, arrangement or transaction (or the amendment, modification, or termination thereof) or to refrain from performing any such contract, agreement, arrangement or transaction (or the amendment, modification or termination thereof) in accordance with its terms.

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EXHIBIT B

ASSISTED LIVING CONCEPTS, INC.
2006 OMNIBUS INCENTIVE COMPENSATION PLAN

Effective October 31, 2006

SECTION 1. Purpose. The purpose of this Assisted Living Concepts, Inc. 2006 Omnibus Incentive Compensation Plan is to promote the interests of Assisted Living Concepts, Inc., a Nevada corporation (the "Company"), and its stockholders by (a) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) of the Company and its Affiliates (as defined below) and (b) enabling such individuals to participate in the long-term growth and financial success of the Company.

SECTION 2. Definitions. As used herein, the following terms shall have the meanings set forth below:

"Affiliate" means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (b) any entity in which the Company has a significant equity interest, in either case following the Initial Distribution and as otherwise determined by the Committee.

"Award" means any award that is permitted under Section 6 and granted under the Plan.

"Award Agreement" means any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, require execution or acknowledgment by a Participant.

"Board" means the Board of Directors of the Company.

"Cash Incentive Award" shall have the meaning specified in Section 6(f).

"Change of Control" shall (a) have the meaning set forth in an Award Agreement or (b) if there is no definition set forth in an Award Agreement, mean the occurrence of any of the following events, not including any events occurring prior to or in connection with the Initial Distribution (including the occurrence of such Initial Distribution):

(i) the consummation of (A) a merger, consolidation, statutory share exchange or similar form of corporate transaction involving (x) the Company or (y) any of its subsidiaries, but in the case of this clause (y) only if Company Voting Securities (as defined below) are issued or issuable in connection with such transaction (each of the transactions referred to in this clause (A), a "Reorganization") or (B) a sale or other disposition of all or substantially all the assets of the Company to a person that is not an Affiliate of the Company (a "Sale"), in each case, if such Reorganization or Sale requires the approval of the Company's stockholders under the law of the Company's jurisdiction of organization (whether such approval is required for such Reorganization or Sale or for the issuance of securities in such Reorganization or Sale), unless, immediately following such Reorganization or Sale, (1) all or substantially all the persons who were the "beneficial owners" (as such term is defined in Rule 13d-3 under the Exchange Act) of the securities eligible to vote for the election of the Board ("Company Voting Securities") outstanding immediately prior to the consummation of such Reorganization or Sale beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the corporation or other entity resulting from such Reorganization or Sale (including a corporation or other entity that as a result of such transaction directly or indirectly owns the Company or all or substantially all the Company's assets) (the "Continuing Company") in substantially the same proportions as their ownership, immediately prior to the consummation of such Reorganization or Sale, of the outstanding Company Voting Securities (excluding any outstanding voting securities of the

Continuing Company that such beneficial owners hold immediately following the consummation of such Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any corporation or other entity (other than the Company) involved in or forming part of such Reorganization or Sale), (2) no Person (excluding (x) any employee benefit plan (or related trust or fiduciary) sponsored or maintained by the Company or its Affiliates, (y) Scotia and (z) the Company and its Affiliates) beneficially owns, directly or indirectly, 20% or more of the combined voting power of the outstanding voting securities of the Continuing Company immediately following the consummation of such Reorganization or Sale and (3) immediately following the consummation of such Reorganization or Sale, at least a majority of the members of the board of directors (or equivalent body) of the Continuing Company are Incumbent Directors;

(ii) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company, unless such liquidation or dissolution is part of a transaction or series of transactions described in paragraph (i) above that does not otherwise constitute a Change of Control; or

(iii) any Person or "group" (as used in Section 14(d)(2) of the Exchange Act) (excluding (x) any employee benefit plan (or related trust or fiduciary) sponsored or maintained by the Company or its Affiliates, (y) Scotia and (z) the Company and its Affiliates) becomes the beneficial owner, directly or indirectly, of Company Voting Securities representing 20% or more of the combined voting power of the then outstanding Company Voting Securities; provided, however, that, for purposes of this subparagraph (iv), no acquisition of Company Voting Securities (x) directly from the Company or (y) by any employee benefit plan (or related trust or fiduciary) sponsored or maintained by the Company or its Affiliates shall constitute a Change of Control.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

"Committee" means the Compensation/ Nominating/ Governance committee of the Board, or such other committee of the Board as may be designated by the Board from time to time to administer the Plan.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"Effective Date" has the meaning assigned thereto in the Arrangement Agreement, dated as of September 12, 2006, among Extendicare Real Estate Investment Trust, the Company and the other parties thereto.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute thereto.

"Exercise Price" means (a) in the case of Options, the price specified in the applicable Award Agreement as the price-per-Share at which Shares may be purchased pursuant to such Option or (b) in the case of SARs, the price specified in the applicable Award Agreement as the reference price-per-Share used to calculate the amount payable to the Participant.

"Fair Market Value" means (a) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee and (b) with respect to the Shares, as of any date, (i) the mean between the high and low sales prices of the Shares (A) as reported by the NYSE for such date or (B) if the Shares are listed on any other national stock exchange, as reported on the stock exchange composite tape for securities traded on such stock exchange for such date or, with respect to each of clauses (A) and (B), if there were no sales on such date, on the closest preceding date on which there were sales of Shares or (ii) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Committee.

"Incentive Stock Option" means an option to purchase Shares from the Company that (a) is granted under Section 6 and (b) is intended to qualify for special Federal income tax treatment pursuant to Sections 421 and 422 of the Code, as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is so designated in the applicable Award Agreement.

"Independent Director" means a member of the Board who is neither (a) an employee of the Company nor (b) an employee of any Affiliate, and who, at the time of acting, is a "Non-Employee Director" under Rule 16b-3.

"Initial Distribution" means the issuance of shares of Class A common stock and Class B common stock of the Company to the holders of Extendicare Inc. Subordinate Voting Shares and Multiple Voting Shares, respectively, on the Effective Date pursuant to the Plan of Arrangement to be filed by Extendicare Inc. with Canadian authorities in connection with, among other things, the Company's separation from Extendicare Inc.

"IRS" means the Internal Revenue Service or any successor thereto and includes the staff thereof.

"Nonqualified Stock Option" means an option to purchase Shares from the Company that (a) is granted under Section 6 and (b) is not an Incentive Stock Option.

"NYSE" means the New York Stock Exchange or any successor thereto.

"Option" means an Incentive Stock Option or a Nonqualified Stock Option or both, as the context requires.

"Participant" means any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the Company or its Affiliates who is eligible for an Award under Section 5 and who is selected by the Committee to receive an Award under the Plan or who receives a Substitute Award pursuant to Section 4(c).

"Performance Compensation Award" means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 6(i).

"Performance Criteria" means the criterion or criteria that the Committee shall select for purposes of establishing a Performance Goal for a Performance Period with respect to any Performance Compensation Award, Performance Unit or Cash Incentive Award under the Plan.

"Performance Formula" means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award, Performance Unit or Cash Incentive Award of a particular Participant, whether all, a portion or none of the Award has been earned for the Performance Period.

"Performance Goal" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

"Performance Period" means the one or more periods of time as the Committee may select over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Compensation Award, Performance Unit or Cash Incentive Award.

"Performance Unit" means an Award under Section 6(e) that has a value set by the Committee (or that is determined by reference to a valuation formula specified by the Committee or the Fair Market Value of Shares), which value may be paid to the Participant by delivery of such property as the Committee shall determine, including without limitation, cash or Shares, or any combination thereof, upon achievement of such Performance Goals during the relevant Performance Period as the Committee shall establish at the time of such Award or thereafter.

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or a government agency or political subdivision thereof or any other entity.

"Plan" means this Assisted Living Concepts, Inc. 2006 Omnibus Incentive Compensation Plan, as in effect from time to time.

"Restricted Share" means a Share delivered under the Plan that is subject to certain transfer restrictions, forfeiture provisions and/or other terms and conditions specified herein and in the applicable Award Agreement.

"RSU" means a restricted stock unit Award that is designated as such in the applicable Award Agreement and that represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property in accordance with the terms of the applicable Award Agreement.

"Rule 16b-3" means Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act or any successor rule or regulation thereto as in effect from time to time.

"SAR" means a stock appreciation right Award that represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property equal in value to the excess, if any, of the Fair Market Value per Share over the Exercise Price per Share of the SAR, subject to the terms of the applicable Award Agreement.

"Scotia" means, collectively, Scotia Investments Limited, Minas Basin Creditco Limited, Parrsboro Lumber Company, Minas Basin Investments and BH Investments Limited, and any Person who would be deemed the same "person" as any such entity for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable or who is directly or indirectly controlled by members of the family of the late R.A. Jodrey.

"SEC" means the Securities and Exchange Commission or any successor thereto and shall include the staff thereof.

"Shares" means shares of Class A common stock of the Company, $0.01 par value, or such other securities of the Company (a) into which such shares shall be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of shares or other similar transaction or (b) as may be determined by the Committee pursuant to Section 4(b).

"Subsidiary" means any entity in which the Company, directly or indirectly, possesses 50% or more of the total combined voting power of all classes of its stock.

"Substitute Awards" shall have the meaning specified in Section 4(c).

SECTION 3. Administration.

(a) Composition of Committee. The Plan shall be administered by the Committee, which shall be composed of one or more directors, as determined by the Board; provided that after the date of the consummation of the Initial Distribution, to the extent necessary to comply with the rules of the NYSE and Rule 16b-3 and to satisfy any applicable requirements of Section 162(m) of the Code and any other applicable laws or rules, the Committee shall be composed of two or more directors, all of whom shall be Independent Directors and all of whom shall (i) qualify as "outside directors" under Section 162(m) of the Code and (ii) meet the independence requirements of the NYSE.

(b) Authority of Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate Participants, (ii) determine the type or types of Awards to be granted to a Participant, (iii) determine the number of Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, Awards, (iv) determine the terms and conditions of any Awards, (v) determine the vesting schedules of Awards and, if certain performance criteria must be attained in order for an Award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (vi) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended, (vii) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee, (viii) interpret, administer, reconcile any inconsistency in, correct any default in and supply any omission in, the Plan and any instrument or agreement relating to, or Award made under, the Plan, (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, (x) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, (xi) amend an outstanding Award or grant a replacement Award for an Award previously granted under the Plan if, in its sole discretion, the Committee determines that (A) the tax consequences of such Award to the Company or the Participant differ from those consequences that were expected to occur on the date the Award was granted or (B) clarifications or interpretations of, or changes to, tax law or regulations permit Awards to be granted that have more favorable tax consequences than initially anticipated and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Committee Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole and plenary discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award and any stockholder.

(d) Indemnification. No member of the Board, the Committee or any employee of the Company (each such person, a "Covered Person") shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Covered Person shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (ii) any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's Amended and Restated Articles of

Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's Amended and Restated Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

(e) Delegation of Authority to Senior Officers. The Committee may delegate, on such terms and conditions as it determines in its sole and plenary discretion, to one or more senior officers of the Company the authority to make grants of Awards to officers (other than executive officers), employees and consultants of the Company and its Affiliates (including any prospective officer, employee or consultant) and all necessary and appropriate decisions and determinations with respect thereto.

(f) Awards to Independent Directors. Notwithstanding anything to the contrary contained herein, the Board may, in its sole and plenary discretion, at any time and from time to time, grant Awards to Independent Directors or administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority and responsibility granted to the Committee herein.

SECTION 4. Shares Available for Awards; Other Limits.

(a) Shares Available. Subject to adjustment as provided in Section 4(b), the aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan shall be 4,000,000, of which the maximum number of Shares that may be delivered pursuant to Incentive Stock Options granted under the Plan shall be 4,000,000, provided that each such number of Shares shall automatically be adjusted to take into account any stock distribution or stock split that occurs in connection with the Initial Distribution. If, after the effective date of the Plan, any Award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or canceled Award shall again become available to be delivered pursuant to Awards under the Plan. If Shares issued upon exercise, vesting or settlement of an Award, or Shares owned by a Participant (which are not subject to any pledge or other security interest), are surrendered or tendered to the Company in payment of the Exercise Price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award Agreement, such surrendered or tendered Shares shall again become available to be delivered pursuant to Awards under the Plan; provided, however, that in no event shall such Shares increase the number of Shares that may be delivered pursuant to Incentive Stock Options granted under the Plan. Subject to adjustment as provided in Section 4(b), (i) the maximum number of Shares with respect to which Awards may be granted to any Participant in any fiscal year of the Company shall be 200,000, provided that such number of Shares shall automatically be adjusted to take into account any stock distribution or stock split that occurs in connection with the Initial Distribution, and (ii) the maximum aggregate amount of cash and other property (valued at its Fair Market Value) other than Shares that may be paid or delivered pursuant to Awards to any Participant in any fiscal year of the Company shall be $2,000,000.

(b) Adjustments for Changes in Capitalization and Similar Events. In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee in its discretion to be appropriate or desirable, then the Committee may (i) in such manner as it may deem equitable or desirable, adjust any or all of (A) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, including (1) the aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan, as provided in Section 4(a) and (2) the maximum number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted to any Participant in any fiscal year of the Company and (B) the terms of any outstanding Award, including (1) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (2) the Exercise Price with respect to any Award, (ii) if deemed appropriate or desirable by the Committee, make provision for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award, including, in the case of an outstanding Option or SAR, a cash payment to the holder of such Option or SAR in consideration for the cancellation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate Exercise Price of such Option or SAR and (iii) if deemed appropriate or desirable by the Committee, cancel and terminate any Option or SAR having a per Share Exercise Price equal to, or in excess of, the Fair Market Value of a Share subject to such Option or SAR without any payment or consideration therefor.

(c) Substitute Awards. Awards may, in the discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its Affiliates or a company acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines ("Substitute Awards"). The number of Shares underlying any Substitute Awards shall be counted against the aggregate number of Shares available for Awards under the Plan; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding awards previously granted by an entity that is acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines shall not be counted against the aggregate number of Shares available for Awards under the Plan; provided further, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding stock options intended to qualify for special tax treatment under Sections 421 and 422 of the Code that were previously granted by an entity that is acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines shall be counted against the aggregate number of Shares available for Incentive Stock Options under the Plan.

(d) Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

SECTION 5. Eligibility. Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the Company or any of its Affiliates shall be eligible to be designated a Participant.

SECTION 6. Awards.

(a) Types of Awards. Awards may be made under the Plan in the form of (i) Options, (ii) SARs, (iii) Restricted Shares, (iv) RSUs, (v) Performance Units, (vi) Cash Incentive Awards and (viii) other equity-based or equity-related Awards that the Committee determines are consistent with the purpose of the Plan and the interests of the Company. Awards may be granted in tandem with other Awards. No Incentive Stock Option (other than an Incentive Stock Option that may be assumed or issued by the Company in connection with a transaction to which Section 424(a) of the Code applies) may be granted to a person who is ineligible to receive an Incentive Stock Option under the Code.

(b) Options.

(i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine the Participants to whom Options shall be granted, the number of Shares to be covered by each Option, whether the Option will be an Incentive Stock Option or a Nonqualified Stock Option and the conditions and limitations applicable to the vesting and exercise of the Option. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code and any regulations related thereto, as may be amended from time to time. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. If an Option is intended to be an Incentive Stock Option, and if for any reason such Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to Nonqualified Stock Options.

(ii) Exercise Price. Except as otherwise established by the Committee at the time an Option is granted and set forth in the applicable Award Agreement, the Exercise Price of each Share covered by an Option shall be not less than 100% of the Fair Market Value of such Share (determined as of the date the Option is granted); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Affiliate, the per Share Exercise Price shall be no less than 110% of the Fair Market Value per Share on the date of the grant. Options are intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code.

(iii) Vesting and Exercise. Each Option shall be vested and exercisable at such times, in such manner and subject to such terms and conditions as the Committee may, in its sole and plenary discretion, specify in the applicable Award Agreement or thereafter. Except as otherwise specified by the Committee in the applicable Award Agreement, an Option may only be exercised to the extent that it has already vested at the time of exercise. Except as otherwise specified by the Committee in the Award Agreement, Options shall become vested and exercisable with respect to one-fourth of the Shares subject to such Options on each of the first four anniversaries of the date of grant. An Option shall be deemed to be exercised when written or electronic notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment pursuant to Section 6(b)(iv) for the Shares with respect to which the Award is exercised has been received by the Company. Exercise of an Option in any manner shall result in a decrease in the number of Shares that thereafter may be available for sale under the Option and, except as expressly set forth in Section 4(c), in the number of Shares that may be available for purposes of the Plan, by the number of Shares as to which the Option is exercised. The Committee may impose such conditions with respect to the exercise of Options, including, without limitation, any relating to the application of Federal or state securities laws, as it may deem necessary or advisable.

(iv) Payment.

(A) No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the aggregate Exercise Price therefor is received by the Company, and the Participant has paid to the Company an amount equal to any Federal, state, local and foreign income and employment taxes required to be withheld. Such payments may be made in cash (or its equivalent) or, in the Committee's sole and plenary discretion, (1) by exchanging Shares owned by the Participant (which are not the subject of any pledge or other security interest) or (2) if there shall be a public market for the Shares at such time, subject to such rules as may be established by the Committee, through delivery of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the aggregate Exercise Price, or by a combination of the foregoing; provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company as of the date of such tender is at least equal to such aggregate Exercise Price and the amount of any Federal, state, local or foreign income or employment taxes required to be withheld.

(B) Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Exercise Price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

(v) Expiration. Except as otherwise set forth in the applicable Award Agreement, each Option shall expire immediately, without any payment, upon the earlier of (A) the tenth anniversary of the date the Option is granted and (B) 90 days after the date the Participant who is holding the Option ceases to be a director, officer, employee or consultant of the Company or one of its Affiliates. In no event may an Option be exercisable after the tenth anniversary of the date the Option is granted.

(c) SARs.

(i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine the Participants to whom SARs shall be granted, the number of Shares to be covered by each SAR, the Exercise Price thereof and the conditions and limitations applicable to the exercise thereof. SARs may be granted in tandem with another Award, in addition to another Award or freestanding and unrelated to another Award. SARs granted in tandem with, or in addition to, an Award may be granted either at the same time as the Award or at a later time.

(ii) Exercise Price. Except as otherwise established by the Committee at the time a SAR is granted and set forth in the applicable Award Agreement, the Exercise Price of each Share covered by a SAR shall be not less than 100% of the Fair Market Value of such Share (determined as of the date the SAR is granted). SARs are intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code.

(iii) Exercise. A SAR shall entitle the Participant to receive an amount equal to the excess, if any, of the Fair Market Value of a Share on the date of exercise of the SAR over the Exercise Price thereof. The Committee shall determine, in its sole and plenary discretion, whether a SAR shall be settled in cash, Shares, other securities, other Awards, other property or a combination of any of the foregoing.

(iv) Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR. Any such determination by the Committee may be changed by the Committee from time to time and may govern the exercise of SARs granted or exercised thereafter. The Committee may impose such conditions or restrictions on the exercise of any SAR as it shall deem appropriate or desirable.

(d) Restricted Shares and RSUs.

(i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine the Participants to whom Restricted Shares and RSUs shall be granted, the number of Restricted Shares and RSUs to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, the Restricted Shares and RSUs may vest or may be forfeited to the Company and the other terms and conditions of such Awards.

(ii) Transfer Restrictions. Restricted Shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or as may be provided in the applicable Award Agreement; provided, however, that the Committee may in its discretion determine that

Restricted Shares and RSUs may be transferred by the Participant. Certificates issued in respect of Restricted Shares shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in blank, with the Company or such other custodian as may be designated by the Committee or the Company, and shall be held by the Company or other custodian, as applicable, until such time as the restrictions applicable to such Restricted Shares lapse. Upon the lapse of the restrictions applicable to such Restricted Shares, the Company or other custodian, as applicable, shall deliver such certificates to the Participant or the Participant's legal representative.

(iii) Payment/Lapse of Restrictions. Each RSU shall be granted with respect to one Share or shall have a value equal to the Fair Market Value of one Share. RSUs shall be paid in cash, Shares, other securities, other Awards or other property, as determined in the sole and plenary discretion of the Committee, upon the lapse of restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement. If a Restricted Share or an RSU is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, all requirements set forth in Section 6(i) must be satisfied in order for the restrictions applicable thereto to lapse.

(e) Performance Units.

(i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine the Participants to whom Performance Units shall be granted and the terms and conditions thereof.

(ii) Value of Performance Units. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met during a Performance Period, will determine the number and value of Performance Units that will be paid out to the Participant.

(iii) Earning of Performance Units. Subject to the provisions of the Plan, after the applicable Performance Period has ended, the holder of Performance Units shall be entitled to receive a payout of the number and value of Performance Units earned by the Participant over the Performance Period, to be determined by the Committee, in its sole and plenary discretion, as a function of the extent to which the corresponding Performance Goals have been achieved.

(iv) Form and Timing of Payment of Performance Units. Subject to the provisions of the Plan, the Committee, in its sole and plenary discretion, may pay earned Performance Units in the form of cash or in Shares (or in a combination thereof) that has an aggregate Fair Market Value equal to the value of the earned Performance Units at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions in the applicable Award Agreement deemed appropriate by the Committee. The determination of the Committee with respect to the form and timing of payout of such Awards shall be set forth in the applicable Award Agreement. If a Performance Unit is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, all requirements set forth in Section 6(i) must be satisfied in order for a Participant to be entitled to payment.

(f) Cash Incentive Awards. Subject to the provisions of the Plan, the Committee, in its sole and plenary discretion, shall have the authority to grant Cash Incentive Awards. The Committee shall establish Cash Incentive Award levels to determine the amount of a Cash Incentive Award payable upon the attainment of Performance Goals. If a Cash Incentive Award is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, all requirements set forth in Section 6(i) must be satisfied in order for a Participant to be entitled to payment.

(g) Other Stock-Based Awards. Subject to the provisions of the Plan, the Committee shall have the sole and plenary authority to grant to Participants other equity-based or equity-related Awards (including, but not limited to, fully-vested Shares) in such amounts and subject to such terms and conditions as the Committee shall determine. If such an Award is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, all requirements set forth in Section 6(i) must be satisfied in order for a Participant to be entitled to payment.

(h) Dividend Equivalents. In the sole and plenary discretion of the Committee, an Award, other than an Option, SAR or Cash Incentive Award, may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole and plenary discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional Shares, Restricted Shares or other Awards.

(i) Performance Compensation Awards.

(i) General. The Committee shall have the authority, at the time of grant of any Award, to designate such Award (other than Options and SARs) as a Performance Compensation Award in order to qualify such Award as "qualified performance-based compensation" under Section 162(m) of the Code. Options and SARs granted under the Plan shall not be included among Awards that are designated as Performance Compensation Awards under this Section 6(i).

(ii) Eligibility. The Committee shall, in its sole discretion, designate within the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 6(i). Moreover, designation of a Participant eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

(iii) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period, the types of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goals, the kinds and levels of the Performance Goals that are to apply to the Company or any of its Subsidiaries, Affiliates, divisions or operational units, or any combination of the foregoing, and the Performance Formula. Within the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(iv) Performance Criteria. Notwithstanding the foregoing, the Performance Criteria that will be used to establish the Performance Goals shall be based on the attainment of specific levels of performance of the Company or any of its Subsidiaries, Affiliates, divisions or operational units, or any combination of the foregoing, and shall be limited to the following: (A) net income before or after taxes, (B) earnings before or after taxes (including EBITDA), (C) operating income, (D) earnings per share, (E) return on stockholders' equity, (F) return on investment or capital, (G) return on assets, (H) level or amount of acquisitions, (I) share price, (J) profitability and profit margins (including EBITDA margins), (K) market share, (L) revenues or sales (based on units or dollars), (M) costs, (N) cash flow, (O) working capital and (P) project completion time and budget goals. Such performance criteria may be applied on an absolute basis and/or be relative to one or more peer companies of the Company or indices or any combination thereof. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 days of the applicable Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective manner the method of calculating the Performance Criteria it selects to use for such Performance Period.

(v) Modification of Performance Goals. The Committee is authorized at any time during the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), or any time thereafter (but only to the extent the exercise of such authority after such 90-day period (or such shorter period, if applicable) would not cause the Performance Compensation Awards granted to any Participant for the Performance Period to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code), in its sole and plenary discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period to the extent permitted under Section 162(m) of the Code (A) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development affecting the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Goal) or (B) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Goal), or the financial statements of the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Goal), or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions.

(vi) Payment of Performance Compensation Awards.

(A) Condition to Receipt of Payment. A Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. Notwithstanding the foregoing, in the discretion of the Committee, Performance Compensation Awards may be paid to Participants who have retired or whose employment has terminated prior to the last day of a Performance Period for which a Performance Compensation Award is made or to the designee or estate of a Participant who has died prior to the last day of a Performance Period.

(B) Limitation. A Participant shall be eligible to receive payments in respect of a Performance Compensation Award only to the extent that (1) the Performance Goals for such period are achieved and certified by the Committee in accordance with Section 6(i)(vi)(C) and (2) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant's Performance Compensation Award has been earned for the Performance Period.

(C) Certification. Following the completion of a Performance Period, the Committee shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, to calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Compensation Award for the Performance Period and, in so doing, may apply negative discretion as authorized by Section 6(i)(vi)(D).

(D) Negative Discretion. In determining the actual size of an individual Performance Compensation Award for a Performance Period, the Committee may, in its sole and plenary discretion, reduce or eliminate the amount of the Award earned in the Performance Period, even if applicable Performance Goals have been attained.

(E) Timing of Award Payments. The Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively possible following completion of the certifications required by Section 6(i)(vi)(C), unless the Committee shall determine that any Performance Compensation Award shall be deferred.

(F) Discretion. In no event shall any discretionary authority granted to the Committee by the Plan be used to (1) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained, (2) increase a Performance Compensation Award for any Participant at any time after the first 90 days of the Performance Period (or, if shorter, the maximum period allowed under Section 162(m)) or (3) increase a Performance Compensation Award above the maximum amount payable under Section 4(a) of the Plan.

SECTION 7. Amendment and Termination.

(a) Amendments to the Plan. Subject to any applicable law or government regulation, to any requirement that must be satisfied if the Plan is intended to be a stockholder approved plan for purposes of Section 162(m) of the Code and to the rules of the NYSE or any successor exchange or quotation system on which the Shares may be listed or quoted, the Plan may be amended, modified or terminated by the Board without the approval of the stockholders of the Company except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of Shares for which Awards may be granted under the Plan or increase the maximum number of Shares that may be delivered pursuant to Incentive Stock Options granted under the Plan; provided, however, that any adjustment under Section 4(b) shall not constitute an increase for purposes of this Section 7(a) or (ii) change the class of employees or other individuals eligible to participate in the Plan. No modification, amendment or termination of the Plan may, without the consent of the Participant to whom any Award shall theretofor have been granted, materially and adversely affect the rights of such Participant (or his or her transferee) under such Award, unless otherwise provided by the Committee in the applicable Award Agreement.

(b) Amendments to Awards. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Award theretofor granted, prospectively or retroactively; provided, however, that, except as set forth in the Plan, unless otherwise provided by the Committee in the applicable Award Agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any Participant or any holder or beneficiary of any Award theretofor granted shall not to that extent be effective without the consent of the impaired Participant, holder or beneficiary.

(c) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(b) or the occurrence of a Change of Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law (i) whenever the Committee, in its sole and plenary discretion, determines that such adjustments are appropriate or desirable, including, without limitation, providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event, (ii) if deemed appropriate or desirable by the Committee, in its sole and plenary discretion, by providing for a cash payment to the holder of an Award in consideration for the cancellation of such Award, including, in the case of an outstanding Option or SAR, a cash payment to the holder of such Option or SAR in consideration for the cancellation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate Exercise Price of such Option or SAR and (iii) if deemed appropriate or desirable by the Committee, in its sole and plenary discretion, by canceling and terminating any Option or SAR having a per Share Exercise Price equal to, or in excess of, the Fair Market Value of a Share subject to such Option or SAR without any payment or consideration therefor.

SECTION 8. Change of Control. Unless otherwise provided in the applicable Award Agreement, in the event of a Change of Control after the date of the adoption of the Plan, unless provision is made in connection with the Change of Control for (a) assumption of Awards previously granted or (b) substitution for such Awards of new awards covering stock of a successor corporation or its "parent corporation" (as defined in Section 424(e) of the Code) or "subsidiary corporation" (as defined in Section 424(f) of the Code) with appropriate adjustments as to the number and kinds of shares and the Exercise Prices, if applicable, (i) any outstanding Options or SARs then held by Participants that are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such Change of Control, (ii) all Performance Units and Cash Incentive Awards shall be paid out as if the date of the Change of Control were the last day of the applicable Performance Period and "target" performance levels had been attained and (iii) all other outstanding Awards (i.e., other than Options, SARs, Performance Units and Cash Incentive Awards) then held by Participants that are unexercisable, unvested or still subject to restrictions or forfeiture, shall automatically be deemed exercisable and vested and all restrictions and forfeiture provisions related thereto shall lapse as of immediately prior to such Change of Control.

SECTION 9. General Provisions.

(a) Nontransferability. Except as otherwise specified in the applicable Award Agreement, during the Participant's lifetime each Award (and any rights and obligations thereunder) shall be exercisable only by the Participant, or, if permissible under applicable law, by the Participant's legal guardian or representative, and no Award (or any rights and obligations thereunder) may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that (i) the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance and (ii) the Board or the Committee may permit further transferability, on a general or specific basis, and may impose conditions and limitations on any permitted transferability; provided, however, that Incentive Stock Options granted under the Plan shall not be transferable in any way that would violate Section 1.422-2(a)(2) of the Treasury Regulations. All terms and conditions of the Plan and all Award Agreements shall be binding upon any permitted successors and assigns.

(b) No Rights to Awards. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

(c) Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement or the rules, regulations and other requirements of the SEC, the NYSE or any other stock exchange or quotation system upon which such Shares or other securities are then listed or reported and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(d) Withholding. A Participant may be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant, the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such taxes.

(e) Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including, but not limited to, the effect on such Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Committee.

(f) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted stock, shares and other types of equity-based awards (subject to stockholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

(g) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as a director, officer, employee or consultant of or to the Company or any Affiliate, nor shall it be construed as giving a Participant any rights to continued service on the Board. Further, the Company or an Affiliate may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(h) No Rights as Stockholder. No Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. In connection with each grant of Restricted Shares, except as provided in the applicable Award Agreement, the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Shares. Except as otherwise provided in Section 4(b), Section 7(c) or the applicable Award Agreement, no adjustments shall be made for dividends or distributions on (whether ordinary or extraordinary, and whether in cash, Shares, other securities or other property), or other events relating to, Shares subject to an Award for which the record date is prior to the date such Shares are delivered.

(i) Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Nevada, without giving effect to the conflict of laws provisions thereof.

(j) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(k) Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole and plenary discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole and plenary discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. Federal and any other applicable securities laws.

(l) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on one hand, and a Participant or any other Person, on the other hand. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or such Affiliate.

(m) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(n) Requirement of Consent and Notification of Election Under Section 83(b) of the Code or Similar Provision. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee in writing prior to the making of such election. If an Award recipient, in connection with the acquisition of Shares under the Plan or otherwise, is expressly permitted under the terms of the applicable Award Agreement or by such Committee action to make such an election and the Participant makes the election, the Participant shall notify the Committee of such election within ten days of filing notice of the election with the IRS or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

(o) Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code. If any Participant shall make any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such Participant shall notify the Company of such disposition within ten days of such disposition.

(p) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

SECTION 10. Term of the Plan.

(a) Effective Date. The Plan shall be effective as of the date of its adoption by the Board and approval by the Company's stockholders; provided, however, that no Incentive Stock Options may be granted under the Plan unless it is approved by the Company's stockholders within twelve (12) months before or after the date the Plan is adopted by the Board.

(b) Expiration Date. No Award shall be granted under the Plan after the tenth anniversary of the date the Plan is approved under Section 10(a). Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, nevertheless continue thereafter.

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ASSISTED LIVING CONCEPTS, INC.

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

ANNUAL REPORT ON FORM 10-K



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2007
or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
Commission file number: 001-13498

Assisted Living Concepts, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**93-1148702**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051
(Address of Principal Executive Offices)
Telephone: (262) 257-8888
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 29, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $654 million. For purposes of this computation shares of Class B Common Stock were assumed to have the same market value as Class A Common Stock. Common shares held as of June 29, 2007 by executive officers, directors and holders of more that 5% of the outstanding common shares have been excluded from this computation because such persons or institutions may be deemed to be affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

As of March 10, 2008, the registrant had 56,136,826 shares of its Class A Common Stock, $0.01 par value outstanding and 8,722,848 shares of its Class B Common Stock, $0.01 par value outstanding.

Documents Incorporated by Reference

Certain sections of registrant's definitive proxy statement relating to its 2008 annual stockholders' meeting to be held on May 5, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K.

ASSISTED LIVING CONCEPTS, INC.

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007
TABLE OF CONTENTS

ASSISTED LIVING CONCEPTS, INC.

ITEM 1 — BUSINESS

The Company

As of December 31, 2007, Assisted Living Concepts, Inc. ("ALC") and its subsidiaries operated 208 assisted living residences in 17 states in the United States totaling 8,535 units. ALC's residences typically range from 40 to 60 units and offer residents a supportive, home-like setting and assistance with the activities of daily living. On January 1, 2008, ALC acquired the operations of eight additional residences totaling 541 units.

ALC became an independent, publicly traded company, whose Class A Common Stock is listed on the New York Stock Exchange, on November 10, 2006 (the "Separation Date") when it separated (the "Separation") from Extendicare Inc. ("Extendicare").

In connection with the Separation, holders of Extendicare Subordinate Voting Shares received (i) one Extendicare Common Share and (ii) one share of Class A Common Stock of ALC from Extendicare for each Extendicare Subordinate Voting Share that they held as of the Separation Date. Holders of Extendicare Multiple Voting Shares received (i) 1.075 Extendicare Common Shares and (ii) one share of Class B Common Stock of ALC from Extendicare for each Extendicare Multiple Voting Share that they held on the Separation Date.

References in this report to "Assisted Living Concepts," "ALC," "we," "our," and "us" refer to Assisted Living Concepts, Inc. and its consolidated subsidiaries, as constituted after the Separation, unless the context otherwise requires.

History

ALC was formed as a Nevada corporation in 1994. In October 2001, ALC voluntarily filed for reorganization under the bankruptcy laws as a result of its inability to make payments on its indebtedness. In January 2002, it emerged from bankruptcy pursuant to a pre-negotiated plan of reorganization. ALC operated as an independent company until January 31, 2005 when it was acquired by Extendicare Health Services, Inc. ("EHSI") (the "Acquisition"), a wholly-owned subsidiary of Extendicare. At that time ALC was headquartered in Dallas, Texas and operated 177 assisted living residences in 14 states with a total of 6,838 units.

Following the Acquisition, Extendicare consolidated its assisted living operations with ALC's and moved ALC's headquarters to Milwaukee, Wisconsin, installed a new management team, and reorganized ALC's internal reporting structure and operations to include previously owned EHSI assisted living residences. Between January 31, 2005 and November 10, 2006, ALC operated its 177 original residences and between 29 and 35 residences owned by EHSI. Shortly before the Separation, ALC purchased 29 assisted living residences from EHSI consisting of approximately 1,412 units. In addition, on November 1, 2006, ALC acquired an assisted living residence in Escanaba, Michigan consisting of 40 units from an unrelated third party. Together with ALC's original 6,838 units and after certain other adjustments, ALC operated a total of 8,302 units at December 31, 2006. ALC added 48 units to existing properties and acquired a 185 unit property in Dubuque, Iowa on July 20, 2007. ALC operated 8,535 units as of December 31, 2007. On January 1, 2008, ALC acquired the operations of eight leased residences with a total of 541 units.

On June 19, 2006, ALC formed Pearson Insurance Company, LTD ("Pearson"), a wholly owned Bermuda based captive insurance company, to self-insure general and professional liability risks.

Financial Presentation

Prior to the Separation Date, the consolidated financial statements of ALC represented the combined financial position and results of operations of the assisted living operations of Extendicare in the United States. Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references to ALC financial statements, both pre- and post-Separation Date, are referred to as "consolidated" versus "combined." After the Separation Date, the consolidated financial statements represent the 177 assisted living residences operated by ALC prior to the Separation, 29 residences purchased from EHSI shortly before the Separation, and two residences acquired by ALC after the Separation, from and after their respective dates of acquisition.

For periods prior to the Separation Date, the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- the assisted living residences operated by EHSI through the Separation Date, which ranged from 29 to 36 residences between January 1, 2003 and the date of the Acquisition and consisted of 32 residences operated by EHSI at December 31, 2005,
- 177 assisted living residences operated by ALC since the Acquisition,
- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005,
- Pearson since its formation on June 19, 2006, and
- an Escanaba, Michigan residence since its acquisition on November 1, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and are presented as discontinued operations. At the Separation Date, the historical financial statements consisted of 209 residences (two of which remained with EHSI).

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, Inc. ("Omnicare"), Bam Investments Corporation ("BAM"), and MedX Health Corporation ("MedX"), or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties as they did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial.

ALC operates in a single business segment with all revenues generated from those properties located within the United States.

Our Business

We operate assisted living residences within the senior living industry, which consists of a broad variety of living options for seniors. In general, the type of residence that is appropriate for a senior depends on his or her particular life circumstances, especially health and physical condition and the corresponding level of care that he or she requires. Assisted living residences fall in the middle of the spectrum of care and service provided to seniors in connection with their living arrangements. Assisted living residents can move into a residence by choice or by necessity.


Real Estate
Senior Living Industry
Health Services
Senior Apartments
Independent Living
Assisted Living
Skilled Nursing
Level of Care Required
None
Increasing Acuity
24 Hour Care

As of December 31, 2007, we provided senior assisted living accommodations and services through 208 residences containing 8,535 units located in 17 states. We provide seniors with a supportive, home-like setting with care and services, including 24 hour assistance with activities of daily living, medication management, life enrichment, health and wellness, and other services. See "Our Services" below. Our residences are purpose-built to meet the special needs of seniors and typically are located in targeted, middle-market suburban bedroom communities that were selected on the basis of a number of factors, including the size of our targeted demographic resident pool in the community. Residences include features designed to appeal to the senior living community and their decision makers. The majority of our residences are approximately 40-unit, single story, square shaped buildings with an enclosed courtyard, a mix of studio and one-bedroom apartments, and wide hallways to accommodate our residents who use walkers and wheelchairs. The relatively small number of units and the design of our buildings enhance our ability to provide effective security and care, while also appealing to seniors who generally prefer easy access to their living quarters, pleasing aesthetics, and simplicity of design. We own 153 of our residences, operate 50 under long-term leases, and operate 5 under capital leases which contain options for us to purchase the properties in 2009.

Our Services

Seniors in our residences are individuals who, for a variety of reasons, elect not to live alone, but do not need the 24-hour medical care provided in skilled nursing facilities. We design the services provided to these residents to respond to their individual needs and to improve their quality of life. This individualized assistance is available 24 hours a day and includes routine health-related services, which are made available and are provided according to the resident's individual needs and state regulatory requirements. Available services include:

- general services, such as meals, activities, laundry and housekeeping,
- support services, such as assistance with medication, monitoring health status, coordination of transportation, and coordination with physician offices,
- personal care, such as dressing, grooming and bathing and
- the provision of a safe and secure environment with 24-hour access to assistance.

We also arrange access to additional services from third-party providers beyond basic housing and related services, including physical, occupational and respiratory therapy, home health, hospice, and pharmacy services.

Although a typical package of basic services provided to a resident includes meals, housekeeping, laundry and personal care, we accommodate the varying needs of our residents through the use of individual service plans and flexible staffing patterns. Our multi-tiered rate structure for services is based upon the acuity, or level, of services needed by each resident. Supplemental and specialized health-related services for those residents requiring 24-hour supervision or more extensive assistance with activities of daily living, are provided by third-party providers who are reimbursed directly by the resident or a third-party payor (such as Medicare, Medicaid or long-term care insurance). To ensure that we are meeting the needs of our residents, we assess the level of need of each resident periodically.

Expansion Plans

Because we own rather than lease a significant number of our properties, we have the ability to add additional units onto existing properties without complications such as renegotiating leases with landlords. Expansions are targeted where existing residences have demonstrated the ability to support increased capacity. On February 27, 2007, we outlined the planned addition of a total of 400 units onto existing residences. We have finished the design phase on most of the expansion units and expect to complete construction during the second half of 2008. We continually evaluate ways to expand our portfolio of properties. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview," and "Business Strategies" in this Annual Report for a discussion of our business strategies.

Servicemarks

We market and operate all of our residences under their own unique names. We do not consider servicemarks to be important to our business.

Seasonality

While our business generally does not experience significant fluctuations from seasonality, winter months tend to result in more residents exiting our residences due to illnesses requiring hospitalization or skilled nursing facility services.

Working Capital

It is not unusual for us to operate with a negative working capital position because our revenues are collected more quickly, often in advance, than our obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or used to repay longer term liabilities.

Customers

Payments from residents (or their responsible parties) who pay us directly ("private pay") comprised approximately 85%, 79% and 78% of our revenues in 2007, 2006 and 2005, respectively. Our business is not materially dependent upon any single customer. We depend upon funding from various state Medicaid programs for payments of residence fees for residents who pay through these programs. Our election to accept Medicaid within a state is on a residence by residence basis and we are not required to remain in any Medicaid programs (subject to notification requirements where required). Because revenue per resident received from Medicaid programs is significantly lower than from private pay residents, our overall strategy includes reducing our Medicaid census and increasing the proportion of our units occupied by private pay residents. However, the involuntary termination of Medicaid contracts within certain states could have a material impact on our financial position and results of operations. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Medicaid Programs" below.

Government Regulation

State licensing agencies regulate our operations and monitor our compliance with a variety of state and local laws governing licensure, changes of ownership, personal and nursing services, accommodations, construction, life safety, food service, and cosmetology. Generally, the state oversight and monitoring of assisted living operators has been less burdensome than experienced in the skilled nursing industry. Areas most often regulated by these state agencies include:

- Qualifications of management and health care personnel;
- Minimum staffing levels;
- Dining services and overall sanitation;
- Personal care and nursing services;
- Assistance or administration of medication/pharmacy services;
- Residency agreements;
- Admission and retention criteria;
- Discharge and transfer requirements; and

- Resident rights.

In addition, in order to participate in the Medicaid program in a state, we must contract with the states and comply with any applicable Medicaid rules and regulations. These Medicaid regulations may set stricter standards than those contained in state and local assisted living rules and regulations.

Assisted living residences are subject to periodic unannounced surveys by state and other local government agencies to assess and assure compliance with the respective regulatory requirements. A survey can also occur following a state's receipt of a complaint regarding a residence. If one of our assisted living residences is cited for alleged deficiencies by the respective state or other agencies, we are required to implement a plan of correction within a prescribed timeframe. Upon notification or receipt of a deficiency report, our regional and corporate teams assist the residence to develop, implement and submit an appropriate corrective action plan. Most state citations and deficiencies are resolved through the submission of a plan of correction that is reviewed and approved by the state agency. In some instances, the survey team will conduct a re-visit to validate substantial compliance with the state rules and regulations.

Health Privacy Regulations and Health Insurance Portability and Accountability Act

Our assisted living residences are subject to state laws to protect the confidentiality of our residents' health information. We have implemented procedures to meet the requirements of the state laws and have trained our residence personnel on those requirements.

We are not a covered entity in respect of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. However, those residences which electronically invoice state Medicaid programs are considered covered entities and are subject to HIPAA and its implementing regulations. Currently, we electronically invoice state Medicaid programs in 54 residences in five states. In these states, we use state provided software programs that reduce the complexity and risk in compliance with the HIPAA regulations. HIPAA requires us to comply with standards for the exchange of health information at those residences and to protect the confidentiality and security of health data. The Department of Health and Human Services has issued four rules that mandate the standards with respect to certain healthcare transactions and health information. The four rules pertain to:

- privacy standards to protect the privacy of certain individually identifiable health information;
- standards for electronic data transactions and code sets to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner;
- security of electronic health information privacy; and
- use of a unique national provider identifier effective May 2007.

We believe we are in compliance with these rules as they currently affect our residences that electronically invoice state Medicaid programs. We monitor compliance with health privacy rules including the HIPAA standards. Should it be determined that we have not complied with the new standards, we could be subject to criminal penalties and civil sanctions.

Backlog

The nature of our business does not result in backlogs.

Medicaid Programs

As of December 31, 2007, 73 of our 208 residences participated in State Medicaid programs and at December 31, 2007, 939 units were occupied by Medicaid residents. Medicaid programs generally reimburse providers for the cost associated with the service component of assisted living. Medicaid residents are responsible to pay a certain amount of their available income each month to cover the room and board costs. The reimbursement rates paid to assisted living providers are established by state Medicaid departments and, excluding the State of Texas, the same rates are paid to all providers irrespective of their actual costs. Reimbursement rates vary significantly from state to state.

In recent years, as state budgets have tightened, Medicaid annual rate increases for home and community-based services have decreased and in some instances rates have been frozen for several years. In order to reduce our reliance upon Medicaid funding, over the last year we decreased the number of our residences participating in the Medicaid program by approximately 20%. Correspondingly, while Medicaid revenues represented 21.2% of our overall revenues for 2006, Medicaid revenues represented 15% of our overall revenues for 2007.

Competition

We expect to face increased competition from new market entrants as the demand for assisted living grows. Providers of assisted living residences compete for residents primarily on the basis of quality of care, price, reputation, physical appearance of the residences, services offered, family preferences, physician referrals, and location. Some of our competitors operate on a not-for-profit basis or as charitable organizations.

We compete directly with companies that provide assisted living services to seniors as well as other companies that provide similar long-term care alternatives. In most of the communities we operate in, we face two or three competitors that offer assisted living residences that could be similar to ours in size, price and range of services offered. In addition, we face competition from other providers in the senior living industry, increasingly from independent living residences and companies that provide adult day care in the home, but also from congregate care residences where residents elect the services to be provided, continuing care retirement centers on campus-like settings and nursing homes that provide long-term care services.

We prefer to own our residences and, therefore, compete with various real estate investors such as joint ventures, real estate investment trusts and real estate developers for land and facility purchases. Generally, real estate investors purchase or construct assisted living residences and enter into management agreements with operators. Real estate investment companies which may have substantially more resources and access to capital markets may compete with us for acquisitions in markets in which we operate or look to operate in.

The senior living industry, and specifically the independent living and assisted living segments, is large and fragmented. It is characterized by numerous local and regional operators, although there are several national operators similar in size or larger than us. The independent and assisted living industry can be segregated into different market segments based upon the resources of the target population and the geographic area surrounding the operating residence. Although there are several national providers, we generally do not directly compete with them in the same market segments. A combination of local, regional and national companies, several of which may have substantially more resources than us, compete directly or indirectly in the middle-market, suburban bedroom communities that we target.

We believe that many markets, including some of the markets in which we operate, have been overbuilt, in part because regulations and other barriers to entry into the assisted living industry are not substantial. In addition, because the segment of the population that can afford to pay our daily resident fee is limited, the supply of assisted living residences may outpace demand in some markets. The impacts of such overbuilding include:

- increased time to reach capacity at assisted living residences;
- loss of existing residents to new residences;
- pressure to lower or refrain from increasing rates;
- competition for workers in tight labor markets; and
- lower margins until excess units are absorbed.

In general, the markets in which we currently operate are capable of supporting only three or four assisted living residences.

We believe that each local market is different, and our response to the specific competitive environment in any market will vary. However, if a competitor were to attempt to enter one of our communities, we may be required to reduce our rates, provide additional services, or expand our residences to meet perceived additional demand. We may not be able to compete effectively in markets that become overbuilt.

We believe our major competitive strengths are:

- the size and breadth of our portfolio, as well as the depth of our experience in the senior living industry, which allows us to achieve operating efficiencies that many of our competitors in the highly fragmented senior living industry cannot;

- our ownership of 153 assisted living residences, or more than 73% of the total number of residences we operate, which increases our operating flexibility by allowing us to refurbish residences to meet changing consumer demands, expand residences without having to obtain landlord consent, and divest residences and exit markets at our discretion;

- the staffing model of our residences which emphasizes the importance we place on delivering high quality care to our residents, with a particular emphasis on preventative care and wellness, and

- targeting communities based on their demographic profile, the average wealth of the population, and the cost of operating in the community. We also have the option to purchase five assisted living residences in 2009 that we currently lease from an unrelated party.

Employees

As of December 31, 2007, we employed approximately 4,400 people, including approximately 440 registered and licensed practical nurses, 2,500 nursing assistants and 1,460 dietary, housekeeping, maintenance and other staff.

We have not been subject to union organization efforts at our residences. To our knowledge, we have not been and are not currently subject to any other organizational efforts.

The national shortage of nurses and other personnel has required us to adjust our wage and benefits packages to compete in the healthcare marketplace. We compete with other healthcare providers for nurses and residence directors and with various industries for healthcare assistants and other lower-wage employees. To the extent practicable, we avoid using temporary staff, as the costs of temporary staff are prohibitive and the quality of care provided is generally lower. We have been subject to additional costs associated with the increasing levels of reference and criminal background checks that we have performed on our hired staff to ensure that they are suitable for the functions they will perform within our residences. Our inability to control labor availability and costs could have a material adverse effect on our future operating results.

Corporate Organization

Our corporate headquarters is located in Menomonee Falls, Wisconsin, where we have centralized various functions in support of our assisted living operations, including our human resources, legal, purchasing, internal audit, and accounting and information technology support functions. At our corporate offices, senior management provides overall strategic direction, seeks development and acquisition opportunities, and manages the overall assisted living business. The human resources function implements corporate personnel policies and administers wage and benefit programs. We have dedicated clinical, marketing, risk management and environmental support groups for our assisted living operations. Senior departmental staff are responsible for the development and implementation of corporate-wide policies pertaining to resident care, employee hiring, training and retention, marketing initiatives and strategies, risk management, residence maintenance, and project coordination.

We have offices in Dallas, Texas, Seattle, Washington, and Menomonee Falls, Wisconsin that oversee our operations in our geographic divisions. A small staff in each office is responsible for overseeing all operational aspects of our residences in the respective divisions through teams of professionals located throughout the area. The area team is responsible for compliance with standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, transactional accounting support, and participation in state associations.

Our operations are organized into a number of different direct and indirect wholly-owned subsidiaries primarily for legal purposes. We manage our operations as a single unit. Operating policies and procedures are substantially the same at each subsidiary. Several of our subsidiaries own and operate a significant number of our total portfolio of residences. No single residence generates more than 2.0% of our total revenues.

Legal Proceedings and Insurance

The provision of services in assisted living residences involves an inherent risk of personal injury liability. Assisted living residences are subject to general and professional liability lawsuits alleging negligence of care and services and related legal theories. Some of these lawsuits may involve substantial claims and can result in significant legal defense costs.

We insure against general and professional liability risks in loss-sensitive insurance policies with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of the business, historical experience, and industry standards. We are responsible for the costs of claims up to self-insured limits determined by individual policies and subject to aggregate limits.

Available Information

Our Internet address is www.alcco.com. There we make available, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A — RISK FACTORS

If any of the risk factors described below develop into actual events, it could have a material adverse effect on our business, financial condition, or results of operations. These are not the only risks facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could also adversely affect our business.

Risk Relating to Our Business

We face national, regional and local competition and, if we are unable to compete successfully, we could lose market share and revenue.

The assisted living business is highly competitive, particularly with respect to private pay residents. We compete locally and regionally with other long-term care providers, including other assisted living residences, independent living providers, and congregate care providers, home healthcare providers, nursing residences, and continuing care retirement centers, including both for-profit and not-for-profit entities. We compete based on price, the types of services provided, quality of care, reputation, and the age and appearance of residences. Because there are relatively few barriers to entry in the assisted living industry, competitors could enter the areas in which we operate with new residences or upgrade existing residences. Such residences could offer residents more appealing residences with more amenities than ours at a lower cost. The availability and quality of competing residences in the areas in which we operate can significantly influence occupancy levels in our assisted living residences. The entrance of any additional competitors or the expansion of existing competing residences could result in our loss of market share and revenue. For example, in 2007, if our occupancy percentage had decreased by one percentage point proportionately across all payer sources, we estimate our revenue would have decreased by approximately $2.3 million.

We may not be able to compete effectively in those markets where overbuilding exists and future overbuilding in markets where we operate could adversely affect our operations.

Overbuilding in the senior living industry in the late 1990s reduced occupancy and revenue rates at assisted living residences. This, combined with unsustainable levels of indebtedness, forced several assisted living residence operators, including ALC, into bankruptcy. The occurrence of another period of overbuilding could adversely affect our future occupancy and resident fee rates.

We may not be able to successfully complete the acquisition of new residences or the expansion of existing residences which could adversely affect our operations.

Our growth strategy includes the acquisition of new residences as well as the expansion of existing residences. We select acquisition and expansion candidates with the expectation that they will add value to ALC. However, there is no assurance that we will be successful in selecting the right residences to acquire or expand, that acquisitions or expansions will be completed without unexpected negative surprises, or that we will be successful in filling new residences. Failure to successfully complete acquisitions or expansions could adversely affect our operations and financial results.

Our planned exit from Medicaid programs could reduce overall occupancy and revenues. Changes in state laws or regulations could cause us to accelerate our exit from Medicaid programs.

Our strategy to increase revenues by increasing the proportion of units that are occupied by private pay residents includes a planned, gradual exit from state Medicaid programs. As we exit these programs, units formerly occupied by Medicaid residents become available for private pay residents. Additional units may become available if existing residents who had planned to rollover into a Medicaid program decide to seek accommodations at a competing assisted living facility that continues to participate in a Medicaid program. In addition, changes in state laws or regulations that make participation in state Medicaid programs less attractive to us could result in our exit from those programs more quickly than currently contemplated which could accelerate the rate at which units are vacated. There is no assurance that we will be successful in filling these vacant units with private pay residents. Failure to successfully fill vacated units with private pay residents on a timely basis could adversely affect our operations and financial results.

If we fail to cultivate new or maintain existing relationships with resident reference sources in the communities in which we operate, our occupancy percentage, payer mix and resident rates may deteriorate.

Our ability to increase our overall occupancy percentage, payer mix and resident rates, depends on our reputation in the communities we serve and our ability to successfully market to our target population. A large part of our marketing and sales efforts is directed towards cultivating and maintaining relationships with key community organizations who work with seniors, physicians and other healthcare providers in the communities we serve, whose referral practices significantly affect the choices seniors make with respect to their long-term care needs. If we are unable to successfully cultivate and maintain strong relationships with these community organizations, physicians and other healthcare providers, our occupancy rates and revenue could decline.

Events which adversely affect the ability of seniors to afford our resident fees could cause occupancy and revenues rates to decline.

Costs to seniors associated with independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. In 2007 approximately 85% of our total revenues were derived from private pay sources. Economic downturns, changes in demographics, or changes in social security payment levels could limit the ability of seniors to afford our resident fees. In addition, downturns in the housing markets could limit the ability of seniors to afford our resident fees as our customers frequently use the proceeds from the sale of their homes to cover the cost of our fees. Our occupancy rates and revenues could decline if we are unable to retain or attract seniors with sufficient income, assets or other resources required to pay the fees associated with assisted living services.

Events which adversely affect the perceived desirability or safety of our residences to current or potential residents could cause occupancy and revenues to decline.

Our success depends upon maintaining our reputation for providing high value assisted living services. In addition, our residents live in close proximity to one another and may be more susceptible to disease than the general population. Any event that raises questions about the quality of the management of one or more of our residences or that raises issues about the health or safety of our residents could cause occupancy or revenues to decline.

Decisions by residents to terminate their residency agreements could adversely affect our revenues, earnings and occupancy levels.

State regulations governing assisted living residences require a written residency agreement with each resident. These regulations also require that residents have the right to terminate their residency agreements for any reason on reasonable notice. Accordingly, our residency agreements allow residents to terminate their agreements upon 0 to 30 days' notice. If multiple residents terminate their residency agreements at or around the same time, our revenues and occupancy rates could decrease, which could adversely affect our financial condition and results of operations.

Labor costs comprise a substantial portion of our operating expenses. An increase in wages, as a result of a shortage of qualified personnel or otherwise, could substantially increase our operating costs.

We compete with other healthcare providers for residence directors and nurses and with various industries for healthcare assistants and other employees. A national shortage of nurses and other trained personnel, a shortage of workers in some of the communities we serve, and general inflationary pressures have forced us to enhance our wage and benefits packages in order to compete for qualified personnel. In order to supplement staffing levels, we periodically may be forced to use more costly temporary help from staffing agencies. Because labor costs represent a substantial portion of our operating expenses, increases in wage rates could have a material adverse effect on our future operating results.

We operate in an industry that has an inherent risk of personal injury claims. If one or more claims are successfully made against us, our financial condition and results of operations could be materially and adversely affected.

Personal injury claims and lawsuits can result in significant legal defense costs, settlement amounts and awards. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. We insure against general and professional liability risks with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of our business, historical experience and industry standards. We are responsible for the costs of claims up to a self-insured limit determined by individual policies and subject to aggregate limits. We accrue for self-insured liabilities based upon an actuarial projection of future self-insured liabilities, and have an independent actuary review our claims experience and attest to the adequacy of our accrual on an annual basis. Claims in excess of our insurance may, however, be asserted and claims against us may not be covered by our insurance policies. If a lawsuit or claim arises that ultimately results in an uninsured loss or a loss in excess of insured limits, our financial condition and results of operation could be materially and adversely affected. Furthermore, claims against us, regardless of their merit or eventual outcome, could have a negative effect on our reputation and our ability to attract residents and could cause us to incur significant defense costs and our management to devote time to matters unrelated to the day-to-day operation of our business.

We self-insure a portion of our general and professional liability, workers' compensation, health and dental and certain other risks.

We insure against general and professional liability and workers' compensation risks with levels of coverage and self-insured retention levels that we believe are adequate based upon the nature and risk of the business, historical experience, and industry standards. In addition, for the majority of our employees, we self-insure our health and dental coverage. Our costs related to our self-insurance are a direct result of claims incurred, some of which are not within our control. Although we employ risk management personnel to manage liability risks, maintain safe workplaces, and manage workers' compensation claims and we use a third-party provider to manage our health claims, any materially adverse claim experience could have an adverse affect on our business.

We operate in a regulated industry. Failure to comply with laws or government regulation could lead to fines and penalties.

The regulatory requirements for assisted living residence licensure and participation in Medicaid programs generally prescribe standards relating to the provision of services, resident rights, qualification and level of staffing, employee training, administration and supervision of medication needs for the residents, and the physical environment and administration. These requirements could affect our ability to expand into new markets, to expand our services and residences in existing markets and, if any of our presently licensed residences were to operate outside of its licensing authority, may subject us to penalties including closure of the residence. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer.

Compliance with the Americans with Disabilities Act, Fair Housing Act, and fire, safety and other regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition.

Our residences are required to comply with the Americans with Disabilities Act, or ADA. The ADA generally requires that buildings be made accessible to people with disabilities. We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our residences. In addition, we are required to operate our residences in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. We may be required to make substantial capital expenditures to comply with those requirements.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources may also reserve the right to conduct audits. An adverse review, audit or investigation could result in refunding amounts we have been paid, fines, penalties and other sanctions, loss of our right to participate in the Medicaid programs or one or more private payer networks, and damage to our reputation. We also are subject to potential lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits can involve significant monetary and award bounties to private plaintiffs who successfully bring these suits.

Failure to comply with laws governing the transmission and privacy of health information could materially and adversely affect our financial condition and results of operations.

We are subject to state laws to protect the confidentiality of our resident's health information. In addition, we are subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, in 54 of our residences in five states where we electronically invoice the state's Medicaid program. HIPAA requires us to comply with standards relating to the privacy of protected health information, the exchange of health information within our company and with third parties, and the confidentiality and security of protected electronic health information. Our ability to comply with the transaction and security standards of HIPAA is, in part, dependent upon third parties, such as the state that provides us the software to electronically invoice and other fiscal intermediaries and state program payers. If we do not comply with the HIPAA standards or state laws, we could be subject to civil sanctions, which could materially and adversely affect our financial condition and results of operations.

State efforts to regulate the construction or expansion of healthcare providers could impair our ability to expand through construction and redevelopment.

Several states have established certificate of need processes to regulate the expansion of assisted living residences. If additional states implement certificate of need or other similar requirements for assisted living residences, our failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals, and possible delays and expenses associated with obtaining such approvals could adversely affect our ability to expand and, accordingly, to increase revenues and earnings.

Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.

Several real estate investment trusts, or REITs, have similar acquisition objectives as we do, as well as greater financial resources and lower costs of capital than we may be able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirers in the senior living industry, including REITs, and we may not be able to successfully implement our growth strategy or complete acquisitions as a result of competition from REITs.

Costs associated with capital improvements could adversely affect our profitability.

Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements, including: availability of financing on favorable terms; increases in the cost of construction materials and labor; additional land acquisition costs; litigation, accidents or natural disasters affecting construction; national or regional economic changes; environmental or hazardous conditions; and undetected soil or land conditions.

Risk Relating to Our Indebtedness and Lease Arrangements

Our credit facilities, existing mortgage loans and lease agreements contain covenants that restrict our operations. Any default under such facilities, loans or leases could result in the acceleration of indebtedness, cross-defaults, or lease terminations, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues.

Our credit facilities contain financial covenants and cross-default provisions that may inhibit our ability to grow our business and increase revenues. In some cases, indebtedness is secured by both a mortgage on a residence (or residences) and a guaranty by us. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable and requiring us to fulfill our obligations to make such payments. The realization of any of these scenarios could have an adverse effect on our financial condition and capital structure. Further, because our mortgages and leases generally contain cross-default and cross-collateralization provisions, a default by us related to one residence could affect a significant number of residences and their corresponding financing arrangements and leases.

If we do not comply with the requirements prescribed within our leases or debt agreements pertaining to revenue bonds, we would be subject to financial penalties.

In connection with the construction or lease of some of our residences, we or our landlord issued federal income tax exempt revenue bonds guaranteed by the states in which they were issued. Under the terms of the debt agreements relating to some of these bonds, we are required, among other things, to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs to us. For revenue bonds issued pursuant to our lease agreements, an event of default would result in a default of the terms of the lease and could adversely affect our financial condition and results of operations.

If we do not comply with terms of the leases related to certain of our assisted living residences, or if we fail to maintain the residences, we could be faced with financial penalties and/or the termination of the lease related to the residence.

Certain of our leases require us to maintain a standard of property appearance and maintenance, operating performance and insurance requirements and require us to provide the landlord with our financial records and grant the landlord the right to inspect the residences. Failure to meet the conditions of any particular lease could result in a default under such lease, which could lead to the loss of the right to operate on the premises, and financial and other costs.

Our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.

Our level of indebtedness and our long-term leases could adversely affect our future operations or impact our stockholders for several reasons, including, without limitation:

- we may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term leases;

- increases in our outstanding indebtedness, leverage and long-term leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

- increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.

Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures, or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our leases. The failure to make required payments on our debt or leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

Increases in market interest rates or various financial indices could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

Borrowings under our revolving credit facility are subject to variable interest rates. In addition, some of our residences are leased under leases whose rental rates increase at their renewal dates based on financial indices such as the Consumer Price Index. Increases in prevailing interest rates, or financial indices, could increase our payment obligations which would negatively impact our liquidity and earnings.

Risks Relating to Our Class A Common Stock and Our Continuing Relationships with Scotia Investments Limited and Extendicare

Our corporate governance documents may delay or prevent an acquisition of us that stockholders may consider favorable.

Our articles of incorporation and bylaws include a number of provisions that may deter hostile takeovers or changes of control. These provisions include:

- the authority of our board of directors to issue shares of preferred stock and to determine the price, rights, preferences, and privileges of these shares, without stockholder approval;
- all stockholder actions must be effected at a duly called meeting of stockholders or by the unanimous written consent of stockholders, unless such action or proposal is first approved by our board of directors;
- special meetings of the stockholders may be called only by our board of directors;
- stockholders are required to give advance notice of business to be proposed at a meeting of stockholders; and
- cumulative voting is not allowed in the election of our directors.

We have only operated as a separate publicly-traded company for a relatively short period of time and our historical financial information may not be a reliable indicator of future results.

Our prospects must be considered in light of the risks, expenses and difficulties encountered by recently independent companies in the early stages of independent business operations. Furthermore, our assets and liabilities prior to our separation from Extendicare were different from the assets and liabilities that are reflected in our historical financial statements. Therefore, the historical financial information included in this report for periods prior to our separation from Extendicare does not reflect the financial condition, results of operations or cash flows we would have achieved as a separate publicly-traded company during the periods and may not be an indication of how we will perform in the future.

We could be liable for taxes imposed on Extendicare with respect to the distribution of our common stock.

Extendicare is subject to U.S. Federal income tax on the distribution of our common stock. Under U.S. Federal income tax law, ALC and Extendicare are jointly and severally liable for any taxes imposed on Extendicare for the periods during which we were a member of its consolidated group, including any taxes imposed with respect to the distribution of our common stock. Under our tax allocation agreement with Extendicare, Extendicare has agreed to indemnify us if we are held liable for any taxes imposed in connection with the distribution of common stock. However, Extendicare may not have sufficient assets to satisfy any such liability, and we may not successfully recover from Extendicare any amounts for which we are held liable. Our liability for any taxes imposed on Extendicare could have a material adverse effect on our results of operations and financial condition.

Scotia Investments Limited has the ability to control the direction of our business. The concentrated ownership of our Class B Common Stock makes it difficult for holders of our Class A Common Stock to influence significant corporate decisions.

As of December 31, 2007, Scotia Investments Limited, which is owned directly or indirectly by members of the Jodrey family, owned approximately 87% of the outstanding shares of our Class B Common Stock which represents approximately 53% of the total voting power of our common stock. Accordingly, Scotia Investments Limited generally has the ability to influence or control matters requiring stockholder approval, including the nomination and election of directors and the determination of the outcome of corporate transactions such as mergers, acquisitions and asset sales. Our chairman, Mr. Hennigar, and one additional director, Mr. Brotz, are members of the Jodrey family. Mr. Hennigar and Mr. Brotz disclaim beneficial ownership of the shares held by Scotia Investments Limited. In addition, the disproportionate voting rights of our Class B Common Stock may make us a less attractive takeover target.

Conflicts of interest may arise between us and Extendicare that could be resolved in a manner unfavorable to us.

As part of the separation, ALC and Extendicare entered into a number of transition and service agreements, including agreements dealing with tax allocation, payroll and benefits services, and technology services. We also entered into a separation agreement with Extendicare which covers matters such as the allocation of responsibility for certain pre-existing liabilities. While the agreements other than the separation agreement are generally terminable at ALC's option upon ninety (90) days' notice, questions relating to conflicts of interest may arise between us and Extendicare Real Estate Investment Trust (REIT) relating to our past and ongoing relationships. Our Vice Chair and director, Mr. Rhinelander, also serves as Vice Chair and a trustee of Extendicare REIT. Decisions with the potential to create, or appear to create, conflicts of interest could relate to the nature, quality and cost of transitional services rendered to us by Extendicare, competition for potential acquisition or other business opportunities, or employee retention or recruiting.

If Extendicare REIT engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to successfully operate and expand our business may be hampered.

Extendicare REIT is not prohibited from entering the assisted living business in the United States and could use the knowledge that it gained through its ownership of us to its advantage, which could negatively affect our ability to compete.

ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

ITEM 2 — PROPERTIES

As of December 31, 2007, we operated 208 residences across 17 states, with the capacity to serve 8,535 residents. Of the residences we operated at December 31, 2007, we owned 153 and leased 55 pursuant to operating and capital leases.

Our assisted living operations are outlined in the following table:

	Owned			Leased from Others		Total Residences Under Operation	
	Number	Encumbered (1)	Resident Capacity	Number	Resident Capacity	Number	Resident Capacity
Texas	27	25	1,077	14	563	41	1,640
Indiana	21	8	852	2	78	23	930
Washington	13	5	588	8	308	21	896
Ohio	15	12	563	5	191	20	754
Oregon	11	10	382	8	276	19	658
Wisconsin	12	11	657	—	—	12	657
Pennsylvania	10	10	376	1	39	11	415
Iowa	6	2	374	1	35	7	409
Arizona	7	7	324	2	76	9	400
South Carolina	6	4	234	3	117	9	351
Idaho	5	5	196	4	148	9	344
Nebraska	5	2	168	4	156	9	324
New Jersey	5	5	195	3	117	8	312
Louisiana	4	3	173	—	—	4	173
Michigan	4	1	157	—	—	4	157
Minnesota	1	1	60	—	—	1	60
Kentucky	1	1	55	—	—	1	55
Total	153	112	6,431	55	2,104	208	8,535

(1) Certain of our properties are pledged as collateral under debt obligations. See Note 11 to our consolidated financial statements.

On January 1, 2008, we acquired the operations of eight additional leased residences, five in Georgia (290 units) and one each in Florida, Alabama and South Carolina (44, 164, and 43 units, respectively). As a result, as of January 1, 2008, we operated 216 residences in 20 states with the capacity to serve 9,076 residents. Of the 216 residences, 153 are owned (71%) and 63 are leased (29%).

Corporate Offices

We own our corporate headquarters which is located in Menomonee Falls, Wisconsin. Our regional offices in Dallas, Texas and Seattle, Washington are leased.

ITEM 3 — LEGAL PROCEEDINGS

We are involved in various unresolved legal matters that arise in the normal course of operations, the most prevalent of which relate to commercial contracts and premises and professional liability matters. Although the outcome of these matters cannot be predicted with certainty and favorable or unfavorable resolutions may affect the results of operations on a quarter-to-quarter basis, we believe that the outcome of such legal and other matters will not have a materially adverse effect on our consolidated financial position, results of operations, or liquidity.

ITEM 4 — SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of the Registrant

Listed below are the executive officers of ALC, together with their ages, positions and business experience for the past five years. All executive officers hold office at the pleasure of the Board of Directors.

Name	Age	Position
Laurie A. Bebo	37	President and Chief Executive Officer
John Buono	44	Senior Vice President, Chief Financial Officer and Treasurer
Eric B. Fonstad	60	Senior Vice President, General Counsel, and Corporate Secretary
Walter A. Levonowich	51	Vice President and Controller

Laurie A. Bebo. Prior to November 2006, Ms. Bebo was President, Chief Operating Officer and a director of ALC. From January 2005 to November 2005, Ms. Bebo was Chief Operating Officer of ALC. From November 2005 to November 2006, she President and Chief Operating Officer of ALC. Prior to January 2005, Ms. Bebo was employed by Extendicare Inc. and was responsible for Extendicare's assisted and independent living operations. She is also a director of Newton Fine Paper LLC.

John Buono. From 2005 until joining ALC in October 2006, Mr. Buono was a consultant at Wind Lake Solutions, Inc., an engineering consulting firm. From 2003 to 2005, Mr. Buono was the Chief Financial Officer and Secretary of Total Logistics, Inc., a publicly-owned provider of logistics services and manufacturer of refrigerator casements, and from 1988 until 2001 Mr. Buono was the Corporate Director-Accounting and Assistant Treasurer of Sybron International, Inc., a publicly-owned manufacturer of products for the laboratory and dental industries.

Eric B. Fonstad. Prior to joining ALC in October 2006, Mr. Fonstad was legal counsel at Experimental Aircraft Association, a large non-profit organization of aviation enthusiasts. From 2000 to 2005, Mr. Fonstad was Secretary and Associate General Counsel of Joy Global Inc., a publicly-owned mining equipment manufacturing and service company.

Walter A. Levonowich. From January 2005 until November 2006, Mr. Levonowich was Vice President and Controller of Extendicare Inc. Prior to that, Mr. Levonowich held a number of positions in various financial capacities for Extendicare and its subsidiaries, including Vice President of Reimbursement Services and Vice President of Accounting.

PART II

ITEM 5 — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

On November 10, 2006, we issued 57,543,165 shares of Class A Common Stock, $0.01 par value, and 11,778,433 shares of Class B Common Stock, $0.01 par value in connection with the Separation.

Our Class A Common Stock is listed and began trading on the New York Stock Exchange under the symbol "ALC" on November 10, 2006. The following table shows the high and low sales prices of our Class A Common Stock as reported by the NYSE.

	High	Low
2007:		
First quarter	$ 13.18	$ 9.70
Second quarter	$ 12.75	$ 10.10
Third quarter	$ 11.13	$ 8.36
Fourth quarter	$ 10.07	$ 6.49
2006:		
From November 10, 2006 through December 31, 2006	$ 9.89	$ 7.45

The closing sale price of our Class A Common Stock as reported on the NYSE on March 10, 2008, was $5.92 per share. As of that date there were 253 holders of record.

Our Class B Common Stock is neither listed nor publicly traded. On March 10, 2008, there were 126 holders of record of our Class B Common Stock.

The relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects, except for voting rights, conversion rights and transferability. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote.

Each share of Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into 1.075 shares of Class A Common Stock. In addition, any shares of Class B Common Stock transferred to a person other than a permitted holder (as described in our amended and restated articles of incorporation) of Class B Common Stock will automatically convert into shares of Class A Common Stock on a 1:1.075 basis upon any such transfer. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

During 2006, 1,822,096 shares of our Class B Common Stock were converted into 1,958,753 shares of our Class A Common Stock. At December 31, 2006 we had 59,501,918 shares of Class A Common Stock and 9,956,337 shares of Class B Common Stock outstanding. During 2007, an additional 1,228,879 shares of Class B Common Stock were converted into 1,321,015 shares of Class A Common Stock and 4,691,060 shares of Class A Common stock were repurchased and held as treasury stock. At December 31, 2007 we had 56,131,873 shares of Class A Common Stock and 8,727,458 shares of Class B Common Stock outstanding.

ISSUER PURCHASES OF EQUITY SECURITIES

The following summary of repurchases of Class A Common Stock during the fourth quarter of 2007 is provided in compliance with Item 703 of Regulation S-K.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 1, 2007 to October 31, 2007	—	—	—	$ 12,427,588
November 1, 2007 to November 30, 2007	1,117,450 (1)	$ 6.83	1,117,450	$ 4,800,528
December 1, 2007 to December 31, 2007	557,200 (1)	$ 6.80	557,200	$ 26,010,314
Total	1,674,650 (1)	$ 6.82	1,674,650	$ 26,010,314

(1) Consists of purchases made through the share purchase program originally announced on December 14, 2006 ($20 million), and expanded upon on August 20, 2007 (additional $20 million) and December 18, 2007 (additional $25 million), under which ALC may repurchase up to $65 million of its outstanding shares of Class A Common Stock through December 18, 2008.

Performance Graph

The following Performance Graph shows the changes for the period beginning November 10, 2006 (the Separation Date) and ended December 31, 2007 in the value of $100 invested in: (1) ALC's Class A Common Stock; (2) the Standard & Poor's Broad Market Index (the "S&P 500"); and (3) the common stock of the peer group (as defined below) of companies, whose returns represent the arithmetic average for such companies. The values shown for each investment are based on changes in share price and assume the immediate reinvestment of any cash dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN SINCE NOVEMBER 10, 2006
AMONG ASSISTED LIVING CONCEPTS, INC.,
THE S&P 500 INDEX, AND THE PEER GROUP

The following graph assumes $100 invested at the beginning of the measurement period in our Class A Common Stock, the S&P 500 and the peer group, with reinvestment of dividends, and was plotted using the following data:


ALC
Peer Average
S&P 500
Dollars
160
150
140
130
120
110
100
90
80

	11/10/2006	12/31/2006	3/31/2007	6/30/2007	9/30/2007	12/31/2007
ALC	100.00	124.40	148.43	133.96	114.97	94.34
Peer Average	100.00	105.45	117.06	106.69	96.84	91.19
S&P 500	100.00	102.71	102.89	108.87	110.56	107.07

After reviewing publicly filed documents of various companies, ALC determined that a peer group consisting of Brookdale Senior Living, Inc., Capital Senior Living Corporation, Emeritus Corporation, Five Star Quality

Care, Inc. and Sunrise Assisted Living, Inc. most closely matches ALC in terms of market capitalization and market niche.

Dividends

We presently do not intend to pay dividends. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion, and contractual restrictions with respect to the payment of dividends. Dividends may be restricted under our revolving credit agreement if we fail to maintain consolidated leverage ratio levels specified in that facility.

ITEM 6 — SELECTED FINANCIAL DATA

The following selected financial data as of and for each of the five years in the period ended December 31, 2007, have been derived from our audited consolidated financial statements. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this report.

As of December 31, 2007, Assisted Living Concepts, Inc. and its subsidiaries ("ALC" or the "Company") operated 208 assisted living residences in 17 states in the United States totaling 8,535 units. ALC's residences average approximately 40 to 60 units and offer residents a supportive, home-like setting and assistance with the activities of daily living.

ALC became an independent, publicly traded company listed on the New York Stock Exchange on November 10, 2006 (the "Separation Date") when ALC Class A and Class B Common Stock was distributed to the stockholders of ALC's then parent company Extendicare Inc. ("Extendicare"), now known as Extendicare Real Estate Investment Trust (the "Separation").

Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references to ALC financial statements, both pre- and post-Separation Date, are referred to as "consolidated" versus "combined."

The consolidated financial statements of ALC represent, prior to the Separation Date, the consolidated financial position and results of operations of the assisted living operations of Extendicare in the United States. After the Separation Date, the consolidated financial statements represent 178 assisted living residences operated by ALC (177 of which comprised ALC when it was acquired by Extendicare Health Services, Inc. ("EHSI") (the "Acquisition") in January of 2005), 29 residences purchased from EHSI, a subsidiary of Extendicare, shortly before the Separation, and one residence acquired by ALC on July 20, 2007.

On June 19, 2006, ALC formed Pearson Insurance Company, LTD ("Pearson"), a wholly owned Bermuda based captive insurance company, to self-insure general and professional liability risks.

For periods prior to the Separation Date, the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- the assisted living residences operated by EHSI through the Separation Date, which ranged from 29 to 36 residences between January 1, 2003 and the date of the Acquisition and consisted of 32 residences operated by EHSI at December 31, 2005,
- 177 assisted living residences operated by ALC since the Acquisition,
- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005,
- an Escanaba, Michigan residence since its acquisition on November 1, 2006, and
- Pearson since its formation on June 19, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and are presented as discontinued operations. At the Separation Date, the historical financial statements consisted of 209 residences (two of which remained with EHSI).

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, Inc. ("Omnicare"), Bam Investments Corporation ("BAM"), and MedX Health Corporation ("MedX"), or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties as they did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial.

The consolidated financial statements of ALC have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's most significant estimates include measurement of acquired assets and liabilities in business combinations, valuation of assets and determination of asset impairment, self-insured liabilities for general and professional liability, workers' compensation and health and dental claims, valuation of conditional asset retirement obligations, and valuation of deferred tax assets. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2006 consolidated financial statements to conform to the presentation for 2007.

The financial information presented below may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Income Statement Data:					
Revenues	$ 229,347	$ 231,148	$ 204,949	$ 33,076	$ 31,177
Expenses:					
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	151,684	153,347	138,126	23,837	22,163
General and administrative	13,073	10,857	6,789	506	503
Residence lease expense	14,310	14,291	12,852	66	73
Depreciation and amortization	17,642	16,699	14,750	3,281	3,032
Transaction costs	56	4,415	—	—	—
Impairment of long-lived assets	—	3,080	—	—	—
Income from operations	32,582	28,459	32,432	5,386	5,406
Interest expense, net	(5,091)	(9,197)	(11,603)	(1,738)	(2,698)
Loss on early retirement of debt	—	—	—	(647)	—
Income from continuing operations before income taxes	27,491	19,262	20,829	3,001	2,708
Income tax expense	(10,312)	(8,727)	(8,119)	(1,138)	(1,013)
Net income from continuing operations	17,179	10,535	12,710	1,863	1,695
Net loss from discontinued operations	—	(1,526)	(368)	(228)	(628)
Net income	$ 17,179	$ 9,009	$ 12,342	$ 1,635	$ 1,067
Per share data:					
Basic earnings per common share:					
Income from continuing operations	$ 0.25	$ 0.15	$ 0.18	$ 0.02	$ 0.02
Loss from discontinued operations	—	(0.02)	—	—	(0.01)
Net Income	$ 0.25	$ 0.13	$ 0.18	$ 0.02	$ 0.01
Diluted earnings per common share:					
Income from continuing operations	$ 0.25	$ 0.15	$ 0.18	$ 0.02	$ 0.02
Loss from discontinued operations	—	(0.02)	—	—	(0.01)
Net income	$ 0.25	$ 0.13	$ 0.18	$ 0.02	$ 0.01

	Year Ended December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 14,066	$ 19,951	$ 6,439	$ 119	$ 225
Property and equipment	395,141	374,612	378,362	73,390	66,070
Total assets	476,241	447,340	420,697	84,622	77,574
Total debt	129,719	90,636	131,526	—	—
Parent's investment	—	—	203,443	79,372	71,392
Stockholders' equity	294,534	316,838	—	—	—

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions which could cause actual results to differ materially from those projected, including those described in Item 1A "Risk Factors," in Part I of this report and in "Forward-Looking Statements and Cautionary Factors" in Item 9B "Other Information" in Part II of this report.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data," in Part II of this report.

Executive Overview

Assisted Living Concepts, Inc. ("ALC") was formed as a Nevada corporation in 1994. In October 2001, ALC voluntarily filed for reorganization under the bankruptcy laws as a result of its inability to make payments on its indebtedness. In January 2002, it emerged from bankruptcy pursuant to a pre-negotiated plan of reorganization. ALC operated as an independent company until January 31, 2005 when it was acquired by Extendicare Health Services, Inc. ("EHSI") (the "Acquisition"), a wholly-owned subsidiary of Extendicare Inc. ("Extendicare"). At that time ALC was headquartered in Dallas, Texas and operated 177 assisted living residences in 14 states with a total of 6,838 units.

Following the Acquisition, Extendicare consolidated its assisted living operations with ALC's and moved ALC's headquarters to Milwaukee, Wisconsin, installed a new management team, and reorganized ALC's internal reporting structure and operations to include previously owned EHSI assisted living residences. Between January 31, 2005 and November 10, 2006, ALC operated its 177 residences and between 29 and 35 residences owned by EHSI.

On November 10, 2006 (the "Separation Date"), ALC became an independent, publicly traded company listed on the New York Stock Exchange when it separated (the "Separation") from Extendicare. Shortly before the Separation, ALC purchased 29 assisted living residences from EHSI consisting of 1,412 units and acquired an assisted living residence in Escanaba, Michigan consisting of 40 units. Together with ALC's original 6,838 units and after certain other adjustments, ALC operated a total of 8,302 units at December 31, 2006. In the fourth quarter of 2007, ALC opened 2 additions to existing properties which added 48 units and acquired a 185 unit property in Dubuque, Iowa on July 20, 2007. ALC operated 8,535 units in 17 states as of December 31, 2007.

On January 1, 2008, we acquired the operations of eight leased residences totaling 541 units following which we owned or leased a total of 216 residences in 20 states, totaling 9,076 units.

We own 153 of our residences, lease 5 under capital leases with an option to purchase in 2009, with the remaining 50 (58 as of January 1, 2008) under long-term leases, giving us significant operational flexibility with respect to our properties.

Prior to the Acquisition, revenues generated from direct payments from residents or their responsible parties ("private pay") (which include both basic room rent and service fees) at many of the 177 ALC residences were well below market rates. We worked during 2005 to reduce or eliminate private pay discounts and adjust existing private pay rates closer to market pricing. This initiative continued in 2006 for rate discounts which were not entirely eliminated in 2005. By 2007, these discounts were substantially eliminated and private pay rates increased at levels consistent with market rates. As a result, for the years ended December 31, 2006 and 2005, we achieved above market average daily private pay rate increases at the 177 ALC residences of 7.7% and 8.1%, respectively. In 2007, the average daily private pay rate increased by 4.6%, more in line with market rates. As discounts were eliminated, some residents were no longer able to afford our accommodations and services and subsequently moved out. In addition to eliminating private pay discounts, in 2005 we identified residents whose care needs were outside the general scope of our care programs and worked to find them more appropriate placement. These initiatives had a negative impact to census but enabled us to move in more appropriate, lower acuity residents at higher margins. These initiatives are referred to in this report as the "Acquisition Initiatives."

At the time of the Acquisition, ALC had a relatively large Medicaid population. At December 31, 2005, approximately 32.9% of residents at the 177 ALC properties were paying through Medicaid and, overall when consolidated with the EHSI properties, 29.8% were paying through Medicaid. Because private pay rates generally exceed those offered through Medicaid programs by 25% to 35%, we intend to continue to reduce the number of units occupied by residents paying through the various state Medicaid programs. For the years ended December 31, 2007, 2006 and 2005, our average Medicaid census represented 20.4%, 28.5% and 29.2%, respectively, of our population and 15.0%, 21.2% and 21.8% of our revenues.

We exited Medicaid contracts at an accelerated pace in 2007, primarily in response to actions by the State of Texas to initiate a managed Medicaid system. Had the State of Texas not initiated managed Medicaid service agreements through third parties, we would not have allowed our traditional Medicaid contracts to lapse during the first half of 2007. Although the accelerated phase of our exit from Medicaid contracts is complete, our Medicaid census continues to decline at a robust pace because we no longer accept new Medicaid residents and only allow private pay residents to roll over into the Medicaid program in a very limited number of residences.

To the extent we have not been able to immediately fill vacancies with private pay residents, reducing the Medicaid population has resulted in reductions to our overall occupancy, but we believe it is a necessary part of our long-term strategy to improve the overall revenue base. In 2007, 2006 and 2005, the average occupancy rate for all of our residences was 79.1%, 85.0% and 87.3%, respectively, and the percentage of our private pay revenues were 84.8%, 79.0% and 78.2%, respectively.

Business Strategies

We plan to grow our revenue and operating income by:

- increasing the overall size of our portfolio through additions to existing residences and acquisitions;
- increasing our occupancy rate and the percentage of revenue derived from private pay sources; and
- applying operating efficiencies achievable from owning a large number of assisted living residences.

Increasing the overall size of our portfolio through both building additional capacity to existing residences and acquisitions

On February 27, 2007, we announced plans to add 400 units to our existing owned buildings (the "2007 Expansion"). As of December 31, 2007, we had finished the design phase on most of the expansion units and were receiving construction bids. To date, bids have been consistent with our original estimated cost of $125,000 per unit. This unit cost includes the addition of common areas such as media rooms, family gathering areas and exercise facilities. Construction is expected to be completed during the second half of 2008. Our process of selecting buildings for the 2007 Expansion consisted of identifying what we believe to be our best performing buildings as determined by factors such as current occupancy, strength of the local management team, private pay mix of the current population, and demographic trends for the area.

We plan to continue to grow our portfolio by making selective acquisitions in markets with favorable private pay demographics. In November of 2006 we acquired a fully tenanted private pay 40 unit assisted living residence in Escanaba, Michigan at a cost of approximately $4.6 million. On July 20, 2007, we completed the acquisition of a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa at a cost of approximately $24.4 million, the "Dubuque Acquisition". At the time of purchase, the residence was approximately 47% occupied with all private pay residents.

Effective January 1, 2008, we acquired the operations of BBLRG, LLC doing business as Cara Vita, consisting of eight leased assisted living residences with a total of 541 units for a purchase price of $14.4 million. The residences, five of which are located in Georgia, and one in each of South Carolina, Alabama and Florida were 92% occupied with all private pay residents. The lease has an initial term expiring in March 2015 with three five-year renewal options.

Increasing our occupancy rate and the percentage of revenue derived from private pay sources

Our strategy is to increase the number of residents in our residences that are private pay, both by filling existing vacancies with private pay residents and by gradually decreasing the number of units that are available for residents that rely on Medicaid.

We use a focused sales and marketing effort to increase demand for our services among private pay residents that is designed to establish ALC as the provider of choice for residents who value wellness and quality of care. Because of the size of our operations and the depth of our experience in the senior living industry, we believe we are able to effectively identify and maximize cost efficiencies and expand our portfolio by investing in attractive assets in our target communities. Additional regional, divisional and corporate costs associated with our growth are anticipated to be proportionate to current operating levels.

We plan to improve our payer mix by increasing our private pay population. Specifically, through December 31, 2007 we have increased the number of units available to private pay residents by exiting Medicaid contracts at 41 of our residences, and reaching an agreement with the state of Oregon to gradually reduce the number of units available to Medicaid residents through attrition. In limited circumstances we may be required to allow residents who were formally private pay to remain in the residence if they later qualify for Medicaid. We plan to focus on moving private pay residents into our residences. These initiatives are referred to in this report as the "Private Pay Initiatives." To the extent we do not immediately fill vacancies with private pay residents, reducing the Medicaid population results in reductions to our overall occupancy and revenues, but is a necessary part of our long-term strategy to improve the overall revenue base. Private pay rates generally exceed those offered through state Medicaid programs by 25% to 35%.

Applying operating efficiencies achievable from owning a large number of assisted living residences

The senior living industry, and specifically the independent living and assisted living segments, are large and fragmented and characterized by many small and regional operators. According to figures available from the American Seniors Housing Association, the top five operators of senior living residences measured by total resident capacity service less than 15% of total capacity. We plan to leverage the efficiencies of scale we have achieved through the consolidated purchasing power of our residences, our standardized operating model, and our centralized financial and management functions to lower costs at residences we may acquire.

The remainder of this Management's Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

- *Basis of Presentation of Historical Consolidated Financial Statements.* This section provides an overview of our historical assisted living operations and the basis of presentation for our historical consolidated financial statements.

- *Business Overview.* This section provides a general financial description of our business, including the sources and composition of our revenues and operating expenses. In addition, this section outlines the key performance indicators that we use to monitor and manage our business and to anticipate future trends.

- *Consolidated Results of Operations.* This section provides an analysis of our results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 and for the year ended December 31, 2006 compared to the year ended December 31, 2005.

- *Liquidity and Capital Resources.* This section provides a discussion of our liquidity and capital resources as of December 31, 2007, and our expected future cash needs.

- *Critical Accounting Policies.* This section discusses accounting policies which we consider to be critical to obtain an understanding of our consolidated financial statements because their application on the part of management requires significant judgment and reliance on estimations of matters that are inherently uncertain.

In addition to our core business, ALC holds share investments in Omnicare, Inc. a publicly traded corporation in the United States, BAM Investments Corporation, a Canadian publicly traded company, and MedX Health Corporation, a Canadian corporation, and cash or other investments in Pearson Indemnity Company Ltd. ("Pearson"), our wholly owned Bermuda based captive insurance company formed primarily to provide self insured general and professional liability coverage.

Basis of Presentation of Historical Consolidated Financial Statements

Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references to ALC financial statements, both pre- and post-Separation Date, in the report are referred to as "consolidated" as opposed to "combined."

For periods prior to the Separation Date the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- the assisted living residences operated by EHSI through the Separation Date, which ranged from 29 to 36 residences between January 1, 2003, and the date of the Acquisition and consisted of 32 residences operated by EHSI at December 31, 2005;
- 177 assisted living residences operated by ALC since the time of the Acquisition;
- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005;
- Pearson since its formation on June 19, 2006;
- the Escanaba residence since its acquisition on November 1, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and are presented as discontinued operations. At the Separation Date, the historical financial statements included 209 residences (two of which remained with EHSI).

After the Separation Date, historical consolidated financial and other data include Pearson, 178 assisted living residences operated by ALC (including Escanaba), 29 residences purchased from EHSI and the Dubuque residence since its acquisition on July 20, 2007, for a total of 208 residences.

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, BAM, and MedX, or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties as they did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial in 2005 and 2006.

Below is a description of the significant events that have occurred to our assisted living business since January 2005 and how these events affected the basis of presentation:

- On January 31, 2005, EHSI acquired all of the outstanding capital stock of ALC, which had a portfolio of 177 assisted living residences (6,838 units) in 14 states at the time, 122 of which were owned and 55 of which were leased.

- During 2005, EHSI completed construction projects that resulted in increased capacity at five assisted living residences (96 units), opened a newly constructed assisted living residence in Wisconsin (60 units), and closed one assisted living residence in Washington (12 units). In addition, EHSI completed construction on two new assisted living residences (90 units) in Ohio and Indiana that were opened and operated by ALC. As a result, as of December 31, 2005, EHSI operated 32 residences and ALC operated 179 residences, two of which were owned by EHSI, for a consolidated operation of 211 residences (8,673 units) in 17 states.

- Between January 1, 2006, and the Separation Date, EHSI closed an assisted living residence (60 units) in Texas and disposed of the property. It also closed an assisted living residence in Oregon (45 units) and discontinued operations at an assisted living residence (63 units) in Washington for which the underlying lease had expired. EHSI also completed construction projects that increased capacity (37 units) at two assisted living residences. On November 1, 2006, ALC completed the acquisition of an assisted living residence (40 units) in Escanaba, Michigan. As a result, as of the Separation Date, EHSI operated 29 residences and ALC operated 180 residences, two of which were owned by EHSI, for a consolidated operation of 209 residences (8,530 units) in 17 states.

- On the Separation Date Extendicare transferred 29 of the 31 properties previously owned by EHSI to ALC. As of the Separation Date, ALC operated a total of 207 residences (8,302 units) in 17 states.

- On July 20, 2007, we completed the acquisition of a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa at a purchase price including all fees and expenses of approximately $24.4 million. At the time of purchase, the residence was approximately 47% occupied with all private pay residents.

Since the Acquisition, through both internal and externally recruited personnel, ALC established a new management team to oversee clinical, marketing, risk management and corporate operational functions of the consolidated operation, and ALC purchased from EHSI services for accounting, human resources and information technology. For periods subsequent to March 31, 2005 through the Separation, charges related to the consolidated EHSI and ALC operations for accounting, human resources, information technology and certain other administrative services have been allocated based upon estimated incremental cost to support the consolidated operations. Stock options to acquire Extendicare shares granted to ALC senior management have been charged to general and administrative expenses, based upon the number of options granted and the share price for the periods reflected. Interest charges prior to the Separation Date have been allocated based upon:

- any ALC specific facility-based debt instruments in place with the applicable interest charges;

- interest incurred by EHSI on the replacement of ALC debt prior to the Acquisition;

- for the residences owned by EHSI, based upon the assisted living residences' historic cost and average borrowing rates of EHSI for those periods; or

- for the debt incurred under EHSI's line of credit in connection with the Acquisition, the interest incurred on the average balance of the line of credit and EHSI's average interest rate on the line of credit.

Interest rates after the Separation Date based upon actual debt retained by ALC.

In addition, all assets and liabilities associated with the assisted living operations of Extendicare since January 31, 2005, have been reflected in the historical audited consolidated financial statements.

For purposes of the audited consolidated financial statements, residences that were sold or closed have been reported as discontinued operations.

Business Overview

Revenues

We generate revenue from private pay and Medicaid sources. For the years ended December 31, 2007, 2006 and 2005, approximately 84.8%, 79.0% and 78.2%, respectively, of our revenues were generated from private pay sources. Residents are charged an accommodation fee that is based on the type of accommodation they occupy and a service fee that is based upon their assessed level of care. We generally offer studio, one-bedroom and two-bedroom accommodations. The accommodation fee is based on prevailing market rates of similar assisted living accommodations. The service fee is based upon periodic assessments, which include input of the resident and the resident's physician and family and establish the additional hours of care and service provided to the resident. We offer various levels of care for assisted living residents who require less or more frequent and intensive care or supervision. For the years ended December 31, 2007, 2006 and 2005 approximately 79%, 82% and 80%, respectively, of our private pay revenue was derived from accommodation fees with the balance derived from service fees. Both the accommodation and level of care service fees are charged on a per day basis, pursuant to residency agreements with month-to-month terms.

Medicaid rates are generally lower than rates earned from private payers. Therefore, we consider our private pay mix an important performance indicator.

Although we intend to continue to reduce the number of units occupied by residents paying through Medicaid, as of December 31, 2007, we provided assisted living services to Medicaid funded residents at 73 of the residences we operate. Medicaid programs in each state determine the revenue rates for accommodations and levels of care. The basis of the Medicaid rates varies by state and in certain states is subject to negotiation.

Residence Operations Expenses

For all continuing residences, residence operations expense percentages consisted of the following:

	2007	2006	2005
Wage and benefit costs	61%	62%	63%
Property related costs	20	19	19
Other operating costs	19	19	18
Total	100%	100%	100%

The largest component of our residence operations expense consist of wages and benefits and property related costs which include utilities, property taxes, and building maintenance related costs. Other operating costs include food, advertising, insurance, and other operational costs related to providing services to our residents.

General and Administrative Costs

As a result of the Separation, as of the Separation Date, we required services and incurred additional costs associated with being a public company. In addition, certain other general and administrative costs that had been shared with Extendicare since the Acquisition were re-established after completion of the Separation. Certain of these costs were in place as of the Separation Date; however, through the first anniversary of the Separation, we incurred additional annual public company costs relating to the full year effect of:

- board of director fees;
- Sarbanes-Oxley compliance:
- hiring additional members of the management team;
- stock registration and listing fees;
- other general and administrative costs anticipated for reporting and compliance;

- quarterly and annual filings;
- transfer agent fees;
- public relations; and
- directors' and officers' liability insurance.

Subsequent to the Acquisition, certain general and administrative services were provided to us by Extendicare. Extendicare's incremental costs, and, in the case of information technologies, the price that Extendicare's related company, Virtual Care Provider Inc. ("VCPI"), sells services to external clients, following the Separation, charged to us. Some services previously provided through Extendicare are provided directly to us by third party vendors. Pursuant to transitional services agreements with subsidiaries of Extendicare, certain services will continue to be provided to us by subsidiaries of Extendicare on a transitional basis. Until the third quarter of 2007, these services included information technology, payroll and employee benefits processing, and reimbursement services (Medicaid cost reporting in the state of Texas). On August 31, 2007, we terminated our contract with VCPI for information technology services and now provide these services in-house.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators. We believe our most important key performance indicators are:

Census

Census is defined as the number of units that are occupied at a given time.

Average Daily Census

Average Daily Census, or ADC, is the sum of occupied units for each day over a period of time, divided by the number of days in that period.

Occupancy Percentage or Occupancy Rate

Occupancy is measured as the percentage of average daily census relative to the total number of units available for occupancy in the period.

Private Pay Mix

Private pay mix is the measure of the percentage of private or non-Medicaid census. We focus on increasing the level of private pay funded units.

Average Revenue Rate by Payer Source

The average revenue rate by each payer source represents the average daily revenues earned from accommodation and service fees provided to private pay and Medicaid residents. The daily revenue rate by each payer source is calculated by the dividing aggregate revenues earned by payer type by the total ADC for its payer source in the corresponding period.

Adjusted EBITDA and Adjusted EBITDAR

Adjusted EBITDA is defined as net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, non-cash equity based compensation expense, transaction costs and non-cash, non-recurring gains and losses, including disposal of assets and impairment of long-lived assets. Adjusted EBITDAR is defined as adjusted EBITDA before rent expenses incurred for leased assisted living properties. Adjusted EBITDA and adjusted EBITDAR are not measures of performance under accounting principles generally accepted in the United States of America, or GAAP. We use adjusted EBITDA and adjusted EBITDAR as key performance indicators and adjusted EBITDA and adjusted EBITDAR expressed as a percentage of total revenues as a measurement of margin.

We understand that EBITDA and EBITDAR, or derivatives thereof, are customarily used by lenders, financial and credit analysts, and many investors as a performance measure in evaluating a company's ability to service debt and meet other payment obligations or as a common valuation measurement in the long-term care industry. Moreover, our revolving credit facility contains covenants in which a form of EBITDA is used as a measure of compliance, and we anticipate a form of EBITDA will be used in covenants in any new financing arrangements that we may establish. We believe adjusted EBITDA and adjusted EBITDAR provide meaningful supplemental information regarding our core results because these measures exclude the effects of non-operating factors related to our capital assets, such as the historical cost of the assets.

We report specific line items separately and exclude them from adjusted EBITDA and adjusted EBITDAR because such items are transitional in nature and would otherwise distort historical trends. In addition, we use adjusted EBITDA and adjusted EBITDAR to assess our operating performance and in making financing decisions. In particular, we use adjusted EBITDA and adjusted EBITDAR in analyzing potential acquisitions and internal expansion possibilities. Adjusted EBITDAR performance is also used in determining compensation levels for our senior executives. Adjusted EBITDA and adjusted EBITDAR should not be considered in isolation or as substitutes for net income, cash flows from operating activities, and other income or cash flow statement data prepared in accordance with GAAP, or as measures of profitability or liquidity. In this report, we present adjusted EBITDA and adjusted EBITDAR on a consistent basis from period to period, thereby allowing for comparability of operating performance.

Review of Key Performance Indicators

In order to compare our performance between periods, we assess the key performance indicators for all of our continuing residences. All "continuing operations" or "continuing residences" are defined as all residences excluding:

- one assisted living residence in Washington that, in the three months ended December 31, 2005, we decided to convert to nursing beds and combine with an existing nursing facility;
- one assisted living residence in Oregon that we decided to convert to a skilled nursing facility during the three months ended March 31, 2006;
- a leased assisted living residence in Washington that we decided to terminate operations at in the three months ended March 31, 2006; and
- an assisted living residence in Texas that we decided to close during the three months ended March 31, 2006.

In addition, we assess the key performance indicators for residences that we operated in all reported periods, or "same residence" operations. The data for the eleven month 2005 period have been reflected in the tables below as if it were for the twelve month period. The eleven month period data are adjusted by averaging eleven months occupancy over the entire twelve month period. Same residence data excludes three assisted living residences (150) units constructed since 2005, the Escanaba acquisition, the Dubuque Acquisition, and two residences (141 units) and an additional 129 assisted living units contained in skilled nursing facilities retained by Extendicare.

ADC

All Continuing Residences

The following table sets forth our average daily census ("ADC") for the years ended December 31, 2007, 2006 and 2005 for both private pay and Medicaid residents for all of the continuing residences whose results are reflected in our consolidated financial statements:

Average Daily Census

	2007	2006	2005
Private pay	5,297	5,213	5,195
Medicaid	1,357	2,012	2,138
Total ADC	6,654	7,225	7,333
Private pay percentage	79.6%	72.2%	70.8%

During 2007, total ADC decreased 7.9% while private pay ADC increased 1.6% primarily from the Private Pay Initiatives. The private pay mix increased in percentage from 72.2% to 79.6%. During 2006, total ADC decreased 1.5% while private pay ADC increased 0.3% primarily from the Acquisition Initiatives. The private pay mix increased in percentage from 70.8% to 72.2%.

Same Residence Basis

This table sets forth our average daily census for the years ended December 31, 2007, 2006 and 2005 for both private and Medicaid payers for all of the assisted living residences on a same residence basis.

Average Daily Census

	2007	2006	2005
Private pay	5,103	4,981	4,981
Medicaid	1,357	1,991	2,113
Total ADC	6,460	6,972	7,094
Private pay percentage	79.0%	71.4%	70.2%

During 2007, total ADC decreased 7.3% while private pay ADC increased 2.4% primarily from the Private Pay Initiatives. The private pay mix increased in percentage from 71.4% to 79.0%. During 2006, total ADC decreased 1.7% while private pay ADC was unchanged. The private pay mix increased in percentage from 70.2% to 71.4%.

Occupancy Percentage

Occupancy percentages are impacted by our completion and opening of new assisted living residences and additions to existing assisted living residences. As total capacity of a newly completed addition or a new residence increases, occupancy percentages are impacted as the assisted living residence is filling the additional units. After the completion of the construction we generally plan for additional units to take anywhere from one to one and a half years to reach optimum occupancy levels (defined by us as at least 90%).

Due to the impact on occupancy rates that developmental units have on historical results, we split occupancy information between mature and developmental units. In general, developmental units are defined as the additional units in a residence that has undergone an expansion or in a new residence that has opened. New units identified as developmental are classified as such for a period of no longer than 12 months after completion of construction. Between January 1, 2005 and December 31, 2007, we completed the following projects that increased our operational capacity: (1) 2005 — three new residences (150 units) and four additions (96 units) (2) 2006 — two additions (37 units) and one acquisition (40 units), and (3) 2007— two additions (48 units) and 1 acquisition (185 units). The 2006 acquisition is being classified as mature as it has been 100% occupied since the day of acquisition. As a result, these units (except for the 2006 acquisition) constitute the "developmental" units in the tables below. All units that are not developmental are considered mature units, including all of the 177 residences added in the Acquisition.

All Continuing Residences

The following table sets forth our occupancy percentages for the years ended December 31, 2007, 2006 and 2005 for all mature and developmental continuing residences whose results are reflected in our consolidated financial statements:

Occupancy Percentage

	2007	2006	2005
Mature	79.7%	86.0%	88.2%
Developmental	44.0%	67.8%	66.2%
Total residences	79.1%	85.0%	87.3%

For the year ended December 31, 2007, we saw a decline in mature residences occupancy percentage from 86.0% to 79.7% and a decrease in occupancy in our developmental residences from 67.8% to 44.0%.

Occupancy percentages for all residences decreased from 85.0% to 79.1% in the same period.

The decline in our occupancy percentage for the year ended December 31, 2007 is primarily due to our continuing focused effort to reduce the number of units available for Medicaid residents. The decline in 2006 was primarily due to the Acquisition initiatives.

Same Residence Basis

The following table sets forth the occupancy percentages outlined above on a same residence basis:

Occupancy Percentage

	2007	2006	2005
Mature	79.7%	86.3%	88.3%
Developmental	39.3%	77.5%	80.0%
Total residences	79.4%	85.9%	88.0%

For the year ended December 31, 2007, we saw a decline in mature residences occupancy percentage from 86.3% to 79.7% and a decrease in occupancy in our developmental residences from 77.5% to 39.3%.

Occupancy percentages for all residences decreased from 85.9% to 79.4% in the same period.

The decline in our occupancy percentage for the year ended December 31, 2007 is primarily due to our continuing focused effort to reduce the number of units available for Medicaid residents. The decline in 2006 was primarily due to the Acquisition initiatives.

Average Revenue Rate by Payer Source

The following table sets forth our average daily revenue rates for the years ended December 31, 2007, 2006 and 2005 for both private pay and Medicaid payers for residences whose results are reflected in our historical consolidated financial statements:

Average Daily Revenue Rate

	2007	2006	2005
Private pay	$ 100.61	$ 96.20	$ 89.15
Medicaid	$ 69.11	$ 64.11	$ 62.21
Total	$ 94.19	$ 87.06	$ 81.37

The average private pay revenue rate increased 4.6% in 2007, compared to 2006, and 7.9% in 2006, compared to 2005, and our Medicaid rates increased by 7.8% and 3.1% in the same periods, respectively. In 2007, market rate increases of approximately 5% were partially offset by new private pay residents moving into smaller units.

While we offer a combination of one bedroom and studio apartments, our Medicaid residents generally reside in studio apartments. As those units become available, private pay residents move into those smaller units and therefore reduce the overall rate of private pay residents. Increases in 2006 were primarily due to the Acquisition Initiatives.

Number of Residences Under Operation

The following table sets forth the number of residences under operation as of December 31:

	2007	2006	2005
Owned	153	152	155
Under capital lease	5	5	5
Under operating leases	50	50	51
Total under operation	208	207	211
Percent of residences:			
Owned	73.6%	73.4%	73.4%
Under capital leases	2.4	2.4	2.4
Under operating leases	24.0	24.2	24.2
	100.0%	100.0%	100.0%

ADJUSTED EBITDA and ADJUSTED EBITDAR

The following table sets forth a reconciliation of net income to adjusted EBITDA and adjusted EBITDAR as of December 31:

	2007	2006	2005
		(In thousands)	
Net income	$ 17,179	$ 9,009	$ 12,342
Loss from discontinued operations, net of taxes	—	1,526	368
Provision for income taxes	10,312	8,727	8,119
Income from continuing operations before income taxes	27,491	19,262	20,829
Add:			
Depreciation and amortization	17,642	16,699	14,750
Interest expense, net	5,091	9,197	11,603
Transaction costs	56	4,415	—
Loss on impairment of long-lived assets	—	3,080	—
Non-cash equity based compensation	—	368	—
Adjusted EBITDA	50,280	53,021	47,182
Add: Lease expense	14,310	14,291	12,852
Adjusted EBITDAR	$ 64,590	$ 67,312	$ 60,034

The following table sets forth the calculations of adjusted EBITDA and adjusted EBITDAR percentages as of December 31:

	2007	2006	2005
		(Dollars in thousands)	
Revenues	$ 229,347	$ 231,148	$ 204,949
Adjusted EBITDA	$ 50,280	$ 53,021	$ 47,182
Adjusted EBITDAR	$ 64,590	$ 67,312	$ 60,034
Adjusted EBITDA as percent of total revenue	21.9%	22.9%	23.0%
Adjusted EBITDAR as percent of total revenue	28.2%	29.1%	29.3%

Adjusted EBITDA and adjusted EBITDAR in 2007 decreased from 2006 primarily because of the increase in general and administrative expenses ($2.2 million) and the decline in revenues ($1.8 million), partially offset by decreased residence operations expenses ($1.7 million). Increased general and administrative expenses were primarily associated with additional expenses from being a public company in 2007. Decreased residence operations expenses resulted from the inclusion of properties retained by Extendicare in the 2006 residence operations expense and reduced expenses associated with lower census, partially offset by inflationary factors.

Adjusted EBITDAR as a percentage of total revenues decreased to 28.2% in 2007 from 29.1% in 2006 as a result of the ongoing general and administrative expenses discussed above.

Adjusted EBITDA, as a percentage of total revenues, decreased to 22.9% in 2006 from 23.0% in 2005. Compared to the 2005 year, Adjusted EBITDA as a percent of revenues was negatively impacted by ongoing general and administrative expenses of $4.1 million resulting from an increase in salaries and benefits, informational systems contractual increases, an increase in accounting related services, charges for services provided by Extendicare and other items related to ALC operating independently from Extendicare for a portion of 2006, partially offset by approximately $3.6 million from improved margin on operating expenses and from improved payor mix.

Adjusted EBITDAR as a percentage of total revenues decreased to 29.1% in 2006 from 29.3% in 2005 as a result of the ongoing general and administrative expenses discussed above.

Please see "— Business Overview — Key Performance Indicators — Adjusted EBITDA and Adjusted EBITDAR" above for a discussion of our use of adjusted EBITDA and adjusted EBITDAR and a description of the limitations of such use.

Consolidated Results of Operations

Three Year Financial Comparative Analysis

The following table sets forth details of our revenues and income as a percentage of total revenues for the last three years ended December 31:

	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	66.1	66.4	67.4
General and administrative	5.7	4.7	3.3
Residence lease expense	6.3	6.2	6.3
Depreciation and amortization	7.7	7.2	7.2
Transaction costs	—	1.9	—
Impairment of long-lived asset	—	1.3	—
Income from operations	14.2	12.3	15.8
Interest expense, net	(2.2)	(4.0)	(5.6)
Income tax expense	(4.5)	(3.7)	(4.0)
Net income from continuing operations	7.5	4.6	6.2
Loss from discontinued operations, net of tax	—	(0.7)	(0.2)
Net income	7.5%	3.9%	6.0%

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

Revenues

Revenues in the year ended December 31, 2007, decreased $1.8 million, or 0.8%, to $229.3 million from $231.1 million in the year ended December 31, 2006. Revenues decreased primarily due to a decrease in our average daily Medicaid census of 635 residents (excluding 20 Medicaid residents in properties retained by Extendicare) resulting in decreased revenue of $15.2 million, the elimination of $4.5 million in revenues associated with the properties retained by Extendicare that were included only in the 2006 period, and a reduction of $1.0 million in revenues associated with the amortization of below market leases from Extendicare's 2005 acquisition of ALC which ended in January 2007. These decreases were partially offset by increases in revenue of approximately $8.4 million due to an increase in private pay occupancy of 239 residents, (excluding 155 private pay residents retained by Extendicare) $8.8 million due to private pay rate increases and $1.7 million due to Medicaid rate increases.

Residence Operations (exclusive of depreciation and amortization and residence lease expense shown below)

Residence operating costs (exclusive of depreciation and amortization and residence lease expense shown below) decreased $1.7 million, or 1.1%, in the year ended December 31, 2007, compared to the year ended December 31, 2006. Decreased residence operations expense resulted from the elimination of $3.7 million in expenses associated with certain properties retained by Extendicare that were included only in the 2006 period, partially offset by $1.1 million of additional salaries and benefits, $0.5 million of increased maintenance expenses, and $0.4 million of higher property related costs such as taxes and utilities. The full year impact of the Escanaba, Michigan acquisition and the partial year impact of the Dubuque, Iowa acquisition were contributing factors to each of these increases.

General and Administrative

General and administrative expenses increased $2.2 million, or 20.4%, in the year ended December 31, 2007 compared to the year ended December 31, 2006. General and administrative expenses increased $1.5 million from increases in salaries and benefits, $1.1 million for new public company costs such as directors' and officers' liability insurance and investor relations, $0.2 million in expenses related to our new corporate office, and $0.9 in other administrative charges. These increases were offset by $0.4 million in lower non-cash equity based compensation expense and $1.1 million of savings on services previously provided by Extendicare.

Residence Lease Expense

Residence lease expense was unchanged at $14.3 million for both years ended December 31, 2007 and 2006.

Depreciation and Amortization

Depreciation and amortization increased $0.9 million to $17.6 million in the year ended December 31, 2007, compared to $16.7 million in the year ended December 31, 2006. The increase primarily resulted from the full year impact of the acquisition of our corporate office building in August 2006, the acquisition of a residence in Escanaba, Michigan, in November 2006, and the acquisition of a residence in Dubuque, Iowa, in July of 2007, partially offset by the depreciation on two freestanding residences that were retained by Extendicare upon the Separation.

Transaction Costs

Transaction costs related to the Separation amounted to approximately $0.1 million and $4.4 million in the years ended December 31, 2007 and 2006, respectively.

Impairment of Long-Lived Asset

ALC periodically assesses the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. One such property was identified in the year ended December 31, 2006. As a result of ALC's assessment, an impairment charge of approximately $3.1 million was recorded in the third quarter of 2006. No impaired properties were identified in the year ended December 31, 2007.

Income from Operations

Income from operations before income taxes for the year ended December 31, 2007, was $32.6 million compared to $28.5 million for the year ended December 31, 2006, due to the reasons described above.

Interest Expense, Net

Interest expense, net of interest income, decreased $4.1 million to $5.1 million in the year ended December 31, 2007, compared to the year ended December 31, 2006. The year ended December 31, 2006, included $4.0 million of interest expense allocated to or charged by Extendicare on intercompany debt. This debt was either repaid or forgiven in connection with the Separation. Interest income in 2007 increased by $0.8 million from investing unused cash balances and interest expense related to existing debt refinancing and purchase accounting reserves decreased $0.3 million. These decreases were partially offset by an increase in interest expense and amortization of deferred financing fees on our $100 million credit facility of $1.1 million.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes for the year ended December 31, 2007, was $27.5 million compared to $19.3 million for the year ended December 31, 2006, due to the reasons described above.

Income Tax Expense

Income tax expense for the year ended December 31, 2007, was $10.3 million compared to $8.7 million for the year ended December 31, 2006. Our effective tax rate was 37.5% for the year ended December 31, 2007, compared to 45.3% for the year ended December 31, 2006. The effective tax rate decrease was primarily due to the stepped up tax basis of assets purchased from Extendicare in connection with the Separation and due to non-deductible transaction costs incurred in 2006.

Net Income from Continuing Operations

Net income from continuing operations for the year ended December 31, 2007, was $17.2 million compared to $10.5 million for the year ended December 31, 2006, due to the reasons described above.

Loss from Discontinued Operations, net of tax

There were no discontinued operations in the year ended December 31, 2007, as all discontinued operations had either ceased or did not transfer to us upon the Separation. The loss from discontinued operations, net of tax, was $1.5 million in the year ended December 31, 2006.

Net Income

Net income for the year ended December 31, 2007, was $17.2 million compared to $9.0 million for the year ended December 31, 2006, due to the reasons described above.

Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

Revenues

Revenues in the year ended December 31, 2006, increased $26.2 million, or 12.8%, to $231.1 million from $204.9 million in the year ended December 31, 2005. Revenues increased approximately $15.1 million as a result of the Acquisition, $12.8 million due to private pay rate increases, $1.6 million due to opening of new residences, $1.5 million due to Medicaid rate increases, $0.4 million due to sublease revenue associated with our new corporate office, and $0.2 million due to the acquisition of a 40 unit residence on November 1, 2006. These increases were partially offset by $2.7 million from a decrease in the average daily census, $1.3 million related to a reduction in the amortization of below market leases, $1.2 million related to the effects of EHSI residences not transferred in the Separation, and $0.2 million in other miscellaneous items.

Residence Operations (exclusive of depreciation and amortization and residence lease expense shown below)

Residence operating costs increased $15.2 million, or 11.0%, in the year ended December 31, 2006, compared to the year ended December 31, 2005. Operating costs increased $11.1 million, or 8%, as a result of the Acquisition. Residence operating costs at other residences increased $4.1 million or 3.0%. The $4.1 million increase was the result of a $2.9 million increase in salaries and wages and other employee costs primarily from the increase in sales and marketing personnel and a $1.2 million increase in property related costs such as taxes and utilities.

General and Administrative

General and administrative costs increased $4.1 million, or 59.9%, in the year ended December 31, 2006, compared to the year ended December 31, 2005. General and administrative costs increased $1.2 million from the Acquisition, $2.2 million from increases in salaries and benefits, contractual costs, increased accounting related services, charges for services provided by Extendicare, and other items related to ALC operating separately from Extendicare for a portion of 2006, and approximately $0.7 million from information system contractual increases.

Residence Lease Expense

Residence lease expense increased $1.4 million to $14.3 million in the year ended December 31, 2006, compared to the year ended December 31, 2005. The increase is primarily a result of leased residences obtained in the Acquisition.

Depreciation and Amortization

Depreciation and amortization increased $1.9 million to $16.7 million in the year ended December 31, 2006, compared to $14.8 million in the year ended December 31, 2005. The increase resulted from approximately $0.9 million from the Acquisition, a $0.2 million increase in amortization of customer relationship intangibles, and $0.8 from additional capital expenditures.

Transaction Costs

Transaction costs related to our separation from Extendicare amounted to $4.4 million in the year ended December 31, 2006. No costs related to the Separation were incurred in the year ended December 31, 2005. Extendicare made a capital contribution of $4.1 million in cash in the year ended December 31, 2006, to partially fund these costs.

Impairment of Long-Lived Assets

ALC periodically assesses the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. One such property was identified in the third quarter of 2006. As a result of ALC's assessment, an impairment charge of approximately $3.1 million was recorded.

Income from Operations

Income from operations before income taxes for the year ended December 31, 2006, was $28.5 million compared to $32.4 million for the year ended December 31, 2005, due to the reasons described above.

Interest Expense, Net

Interest expense, net of interest income, decreased $2.4 million to $9.2 million in the year ended December 31, 2006, compared to the year ended December 31, 2005. The decrease was the result of the termination and repayment of the ALC GE Capital Term Loan and the repayment of variable rate revenue bonds, including expenses, which resulted in a reduction of $3.2 million. This decrease was partially offset by $1.1 million of interest expense due to intercompany debt. Also, in connection with the Separation, the cash contributions from EHSI resulted in $0.5 million of increased interest income.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes for the year ended December 31, 2006, was $19.3 million compared to $20.8 million for the year ended December 31, 2005, due to the reasons described above.

Income Tax Expense

Income tax expense for the year ended December 31, 2006, was $8.7 million compared to $8.1 million for the year ended December 31, 2005. Our effective tax rate was 45.3% for the year ended December 31, 2006, compared to 39.0% for the year ended December 31, 2005. The increase in the effective rate was caused primarily by the $4.4 million in transaction costs, of which $3.2 million are nondeductible for tax purposes. Excluding transaction costs, our effective rate was 38.8% for the year ended 2006.

Net Income from Continuing Operations

Net income from continuing operations for the year ended December 31, 2006 was $10.5 million compared to $12.7 million for the year ended December 31, 2005, due to the reasons described above.

Loss from Discontinued Operations, net of tax

The loss from discontinued operations, net of tax, was $1.5 million in the year ended December 31, 2006, compared to a loss of $0.4 million in the year ended December 31, 2005. The majority of the increase was due to a $1.1 million loss (net of tax) from impairment of long-lived assets relating to a residence in Texas that we decided to close and sell in March 2006. Discontinued operations also included a residence in Washington and one residence in Oregon. All these residences were discontinued due to poor financial performance.

Net Income

Net income for the year ended December 31, 2006, was $9.0 million compared to $12.3 million for the year ended December 31, 2005, due to the reasons described above.

Related Party Transactions

Extendicare and its affiliates were no longer an affiliate of ALC effective with the Separation Date. The following is a summary of ALC's transactions with Extendicare and its affiliates in 2006 and 2005.

Transactions with Extendicare and its Affiliates

Prior to the Separation, we insured certain risks with Laurier Indemnity Company, Ltd. ("Laurier"), an affiliated insurance subsidiary of Extendicare and third party insurers. The consolidated statements of income for 2006 and 2005 include intercompany insurance premium expenses of $0.9 million and $0.7 million, respectively. After the Separation Date, we discontinued paying premiums to Laurier and began coverage with Pearson.

Prior to the Separation, we also purchased computer hardware and software support services from Virtual Care Provider, Inc., a subsidiary of Extendicare ("VCPI"). The cost of services was based on agreed upon rates that, we believe, approximated market rates, and was $1.7 million and $1.0 million for 2006 and 2005, respectively. On

August 31, 2007, we terminated this contract with VCPI for information technology services and now provide these services in-house. In addition, we purchased payroll and benefits, financial management and reporting, legal, human resources and reimbursement services from EHSI. The cost was based upon actual incremental costs of the services provided and was $0.9 million, $0.7 million in 2006 and 2005, respectively. We continue to contract with Extendicare to provide certain of these support services at rates we believe approximate market rates.

Prior to the Separation, EHSI's U.S. parent company, Extendicare Holdings Inc., or EHI, was responsible for all U.S. federal tax return filings and therefore we incurred charges (payments) from (to) EHI for income taxes. Accordingly, we had balances due to EHSI, who in turn had balances due to EHI. Advances made and outstanding in respect of federal tax payments and other sundry working capital advances were non-interest bearing. In connection with the Separation, or shortly thereafter, all balances due to EHI related to U.S. federal tax return filings were settled and therefore no balances remained at December 31, 2006.

EHSI had also borrowed under its line of credit to fund the Acquisition and for other reasons related to our assisted living facilities. Please see "— Liquidity and Capital Resources — Debt Instruments" below for a description of the EHSI credit facility and related transactions.

Liquidity and Capital Resources

Three Year Financial Comparative Analysis

Sources and Uses of Cash

We had cash and cash equivalents of $14.1 million at December 31, 2007 compared to $20.0 million at December 31, 2006 and $6.4 million as of December 31, 2005. The table below sets forth a summary of the significant sources and uses of cash for the years ended December 31:

	2007	2006	2005
		(In thousands)	
Cash provided by operating activities	$ 49,112	$ 19,055	$ 28,762
Cash used in investing activities	(55,669)	(20,710)	(158,966)
Cash provided by financing activities	672	15,167	136,524
(Decrease) increase in cash and cash equivalents	$ (5,885)	$ 13,512	$ 6,320

Cash provided by operating activities:

Cash flow from operating activities was $49.1 million in 2007 compared to $19.1 million in 2006 and $28.8 million in 2005.

2007 vs. 2006 cash provided by operating activities:

Increased cash flow from operations in 2007 was primarily due to:

- $9.1 million from decreases in other non-current assets (primarily related to collateralized letters of credit in 2006);
- $8.2 million from an increase in net income;
- $4.7 million from decreases in prepaid expenses and other current assets (primarily from the timing of insurance premium payments in 2006);
- $4.6 million of increases in deferred revenue;
- $2.8 million from decreases in accounts receivable;
- $2.6 million from increases in accounts payable;

- $1.6 million from increases in taxes payable;
- $1.0 million from decreases in net deferred tax liabilities;
- $0.9 million of additional depreciation and amortization;
- $0.8 million from increases accrued liabilities;
- $0.6 million from amortization of purchase accounting adjustments;

partially offset by:

- $5.0 million decrease in non-cash charge to income for an impaired property;
- $1.3 million from increases in other long-term liabilities;
- $0.1 million from decreases in bad debt reserves; and
- $0.5 million from changes in other assets and liabilities.

2006 vs. 2005 cash provided by operating activities:

Decreased cash flow from operations in 2006 was primarily due to:

- $7.3 million from increases in other non-current assets (primarily related to cash collateralized letters of credit);
- $3.7 million from decreases in accrued liabilities;
- $3.3 million from decreases in net income;
- $3.0 million from decreases in net deferred tax liabilities;
- $2.8 million from decreases in taxes payable;
- $2.6 million from increases in prepaid expenses (primarily insurance premiums);
- $0.7 million from decreases in accounts payable;
- $0.6 million from decreases in self insured liabilities; and
- $0.2 million from increases in accounts receivable;

partially offset by:

- $5.0 million from increases in non-cash charges to income for impaired property;
- $2.6 million from increases in other long-term liabilities;
- $3.5 million from increases in amounts due to Extendicare;
- $1.8 million of additional depreciation and amortization;
- $1.4 million from decreases in amortization of below market resident leases; and

- $0.2 million from increases in bad debts reserves.

Working capital:

In 2007 our working capital decreased by $38.7 million from 2006 while in 2006 our working capital increased by $25.3 million from 2005.

It is not unusual for us to operate in the position of a working capital deficit because our revenues are collected more quickly, often in advance, than our obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or used to pay off longer term liabilities.

2007 vs. 2006 working capital changes:

The 2007 vs. 2006 decrease in working capital was primarily due to increased current maturities of long-term debt of $23.8 million (see DMG Mortgage Notes Payable 2008 below), decreased cash of $5.9 million, increased deferred revenues of $5.0 million, decreased prepaid expenses of $1.4 million, and decreased accounts receivable of $1.6 million.

2006 vs. 2005 working capital changes:

The 2006 vs. 2005 increase in working capital was primarily due to increased cash of $13.5 million, increased investments of $5.3 million, increased supplies, prepaid expenses and other current assets of $3.3 million, increased tax related items of $1.5 million, increased accounts receivable of $1.0 million, and reduced accrued liabilities of $0.7 million.

Cash used in investing activities:

Cash used in investing activities was $55.7 million, $20.7 million and $159.0 million for 2007, 2006 and 2005, respectively.

2007 vs. 2006 cash used in investing activities:

The increase of $35.0 million in investing activities between 2007 and 2006 was due to:

- $19.8 million the acquisition of the 185 unit residence in Dubuque, Iowa;
- $14.9 million from the designation of cash for acquisition (the 1/1/2008 Cara Vita acquisition); and
- $0.3 million from payments for other construction, property and equipment.

2006 vs. 2005 cash used in investing activities:

The decrease of $138.3 million in investing activities between 2006 and 2005 was due to:

- $138.1 million from the Acquisition; and
- $11.9 million from decreased capital expenditures for new construction projects;

partially offset by:

- $7.0 million from increased capital expenditures (excluding new constructions), primarily from the purchase of the corporate headquarters; and
- $4.6 million from the acquisition of a new residence in Escanaba, Michigan.

2007 vs. 2006 property and equipment

Property and equipment increased by $20.5 million in 2007. Property and equipment increased by:

- $19.6 million from the acquisition of a 185 unit residence in Dubuque, Iowa;
- $12.4 million from capital expenditures (excluding new construction);
- $3.9 million from new construction projects;

partially offset by:

- $15.4 million from depreciation expense.

2006 vs. 2005 property and equipment

Property and equipment decreased by $3.8 million in 2006. Property and equipment decreased by:

- $14.3 million from depreciation expense;
- $5.1 million from impaired properties (including two remaining with Extendicare and included in discontinued operations); and
- $4.7 million from properties that were not transferred to ALC in the Separation;

partially offset by:

- $7.8 million from capital expenditures (excluding new construction);
- $5.0 from a newly purchased corporate headquarters;
- $4.2 million from the acquisition of a 40 unit residence in Escanaba, Michigan; and
- $3.2 million from new construction projects.

Cash provided by financing activities:

Cash provided by financing activities was $0.7 million, $15.2 million, and $136.5 million for 2007, 2006, and 2005, respectively.

For 2007, cash provided by financing activities included:

- $42.0 million from proceeds on borrowings from our revolving credit facility; and
- $4.3 million from proceeds on refinancing of mortgage debt.

Partially offset by:

- $39.1 million of repurchases of Class A Common Stock;
- $2.3 million of principal payments; and
- $4.3 million on refinancing of HUD Loans.

For 2006, cash provided by financing activities included:

- $43.7 million from a net capital contribution received from Extendicare in connection with the Separation;

partially offset by:

- $25.2 million of repayments on debt to Extendicare;
- $2.3 million of repayments on other debt; and
- $1.0 million of deferred financing fees.

2007 vs. 2006 Long-term debt

Total long-term debt, including current and long-term maturities, increased by $39.1 million during 2007 primarily from:

- $39.1 million from repurchases of Class A Common Stock;
- $24.4 million from payment for acquisitions;
- $16.4 million of capital expenditures;
- $14.9 million from cash borrowed to fund January 1, 2008 acquisition

partially offset by:

- $49.8 million of cash from operating activities (excluding amortization of debt purchase accounting market value adjustment of $0.7 million) ; and
- $5.9 million from a reduction in cash balances.

2006 vs. 2005 Long-term debt

Total long-term debt, including current and long-term maturities, decreased by $40.9 million during 2006 primarily from:

- $38.3 million from repayments and the conversion to additional paid-in capital of EHSI loans allocated to ALC; and
- $2.6 million in other debt repayments.

Debt Instruments

Summary of Long-Term Debt

	Interest Rate(1)	December 31, 2007	2006
		(In thousands)	
6.24% Red Mortgage Capital Note, due 2014	6.51%	$ 35,128	$ 35,853
DMG Mortgage notes payable, interest rates ranging from 7.58% to 8.65%, due 2008	6.01%	24,878	26,107
Capital lease obligations, interest rates ranging from 2.84% to 13.54%, maturing through 2009	7.32%	11,386	11,832
Oregon Trust Deed Notes, interest rates ranging from 0% to 9.00%, maturing from 2021 through 2026	6.72%	8,995	9,247
HUD Insured Mortgages, interest rates ranging from 5.66% to 5.85%, due 2032	5.73%	4,282	—
HUD Insured Mortgages, bearing interest at 7.40%, due 2036	6.89%	—	4,514
HUD Insured Mortgage, bearing interest at 7.55%, due 2036	6.88%	3,050	3,083
$100 million credit facility bearing interest at LIBOR plus 150 basis points	6.42%	42,000	—
Long-term debt before current maturities		129,719	90,636
Less current maturities		26,543	2,732
Total long-term debt		$ 103,176	$ 87,904

---

(1) Interest rate is effective interest rate as of December 31, 2007. The effective interest rate is determined as the cost of interest to the recorded fair value of the debt instrument.

6.24% Red Mortgage Capital Note due 2014

The Red Mortgage Capital Note has a fixed interest rate of 6.24%, with a 25-year principal amortization, and is secured by 24 assisted living residences. Monthly principal and interest payments amount to approximately $0.3 million. The Red Mortgage Capital Note was entered into by subsidiaries of ALC and is subject to a limited guaranty by ALC.

The Red Mortgage Capital Note contains customary affirmative and negative covenants applicable to the ALC subsidiaries that are the borrowers under the property level financings, including:

- Limitations on the use of rents;
- Notice requirements and requirements to provide annual audited and certified balance sheets and other financial information;
- Requirement to keep the subject properties in good repair;
- Compliance standards with respect to environmental laws;
- Insurance maintenance requirements;
- Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, and property management.

Events of default under the Red Mortgage Capital Note are customary and include (subject to customary grace periods):

- Failure to pay principal or interest when due;
- Transfers of interests in subsidiaries, and changes in corporate or other status;
- Transfers of all or part of mortgaged properties;

- Failure to provide sufficient insurance;
- Breaches of certain covenants; and
- Bankruptcy related defaults.

We are a limited guarantor under the Red Mortgage Capital Note. Our guarantee is of any loss or damage suffered by the lender as a result of any of the borrower's failure to pay the proceeds due under insurance policies or condemnation awards, tenant security deposits, failure to apply rents/profits payable under the loan documents, and loss due to any fraud, material misrepresentation or failure to disclose a material fact by a borrower.

DMG Mortgage Notes Payable due 2008

DMG Mortgage Notes Payable ("DMG Notes") includes three fixed rate notes that are secured by 13 assisted living residences located in Texas, Oregon and New Jersey. The DMG Notes were entered into by subsidiaries of ALC and are subject to a limited guaranty by ALC. These notes collectively require monthly principal and interest payments of $0.2 million, with balloon payments of $11.8 million, $5.3 million and $7.2 million due at maturity in May, August and December 2008, respectively. These loans bear interest at fixed rates ranging from 7.58% to 8.65%.

The DMG Notes contain affirmative and negative covenants customary for property level financings, including:

- The establishment and maintenance of reserve accounts;
- Notice requirements and requirements to provide annual audited and certified balance sheets and other financial information;
- Requirements to maintain insurance and books and records; and
- Compliance with applicable laws.

Events of Default under the DMG Notes are customary and include (subject to customary grace periods):

- Failure to pay principal or interest when due;
- Failure to provide sufficient insurance;
- Breaches of certain covenants;
- Bankruptcy related defaults;
- Abandonment of all or a portion of property;
- Dissolution, termination, partial or complete liquidation, merger or consolidation of Mortgagor, any of its principals, any general partner or any managing member; and
- Limitations on indebtedness, liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alteration of improvements.

We are a limited guarantor under a guaranty agreement between us and the lender. Our guarantee is of any loss or damage suffered by the lender as a result of any of the borrower's failure to pay the proceeds due under insurance policies or condemnation awards, tenant security deposits, failure to apply rents/profits payable under the loan documents, and loss due to any fraud, material misrepresentation or failure to disclose a material fact by a borrower. We have further agreed to honor obligations and indemnities relating to hazardous or toxic substances and compliance with environmental laws and regulations.

We expect to refinance these notes as they come due in May, August and December 2008 through new notes at prevailing market rates and terms substantially similar to those currently in place under the DMG Notes. In the event the refinancing of the DMG Notes are not accomplished at our prior to maturity, we expect to finance the balloon payments with borrowings under our $100 million credit facility.

Capital Lease Obligations

In January 2005, we amended lease agreements with Assisted Living Facilities, Inc. ("ALF"), an unrelated third party, relating to five assisted living facilities located in Oregon. The amended lease agreements provide us with an option to purchase these five facilities in 2009 for cash of $5.9 million and the assumption of approximately $4.8 million of underlying Oregon Trust Deed Notes due 2036 (the "ALF Oregon Bonds") which are secured by these properties. The purchase option was determined to be a bargain purchase price, requiring the classification of these leases to be changed from operating to capital. As a result, a capital lease obligation of $12.8 million was recorded, which represents the estimated market value of the properties as of the lease amendment date and also approximates the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009.

These obligations were financed by ALF through the sale of the ALF Oregon Bonds and contain certain terms and conditions within the debt agreements. We must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. The leases require, among other things, that in order to preserve the federal income tax exempt status of the bonds, we must lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which the Company must also comply. Pursuant to the lease agreements with ALF, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement. In the event that we exercise the purchase option, ALC would assume the ALF Oregon Bonds and be obligated to continue to comply with the conditions contained therein.

These capital leases were consolidated into one master lease under which we are the lessee, rather than the guarantor, and which contains customary affirmative and negative covenants including:

- Payment of all taxes and fees including maintenance and repairs and utilities;
- Acquisition and maintenance of governmental approvals;
- Maintenance of insurance and books and records;
- Compliance with applicable laws;
- Removal of any hazardous substances discovered on leased premises; and
- Limitations on indebtedness, liens, operations, lines of business, corporate activities, and dispositions of property.

Events of Default under the capital lease are customary and include (subject to customary grace periods):

- Failure to pay principal or interest when due or to perform obligations under loan documents;
- Bankruptcy or receivership defaults;
- Attachment of lease not dismissed or released within 60 days;
- Assignment for the benefit of creditors;

- Default under the option purchase agreement; and
- Voluntary abandonment of the leased property.

Oregon Trust Deed Notes

The Oregon Trust Deed Notes ("Oregon Revenue Bonds") are secured by buildings, land, furniture and fixtures of six Oregon assisted living residences of ALC. The notes are payable in monthly installments including interest at effective rates ranging from 0% to 9.0%.

Under debt agreements relating to the Oregon Revenue Bonds, we are required to comply with the terms of certain regulatory agreements until the scheduled maturity dates of the Oregon Revenue Bonds. Please see "—Revenue Bond Commitments" below for details of the regulatory agreements.

ALC is the sole borrower and mortgagor under the Oregon Revenue Bonds, which contain affirmative and negative covenants customary for property level financings, including:

- Notice requirements and requirements to provide annual audited balance sheets and other financial information;
- The establishment and maintenance of operating and reserve accounts and security deposits;
- The maintenance of monthly occupancy levels;
- Requirements to maintain insurance and books and records, and compliance with laws; and
- Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations or improvements.

Events of default under the Oregon Revenue Bonds are customary and include (subject to customary grace periods):

- Failure to lease at least 20% of the property units to low or moderate income persons;
- Failure to pay principal or interest when due, to perform obligations in any loan documents, or to maintain subordination of other loan agreements;
- Failure to provide sufficient insurance;
- Breach of any warranty of title or misrepresentation in financial statements or reports;
- Bankruptcy related defaults;
- Failure to perform covenants or obligations; and
- Certain changes in ownership or control, or transfers of interest in properties without prior consent.

HUD Insured Mortgages

The HUD insured mortgages (the "HUD Loans") include three separate loan agreements entered into in 2001 between subsidiaries of ALC and the lenders. The mortgages are each secured by a separate assisted living residence located in Texas.

During the third quarter of 2007, ALC completed the refinancing of two HUD Loans. Prior to refinancing, the remaining combined principal amount due under the refinanced mortgages was $4.3 million at an average rate of

7.40% and an average maturity of 29 years. After refinancing the aggregate principal amount remained unchanged while the average rate decreased to 5.75% and the average maturity decreased to 25 years. Other terms on the refinanced HUD loans and our other HUD Loan remained substantially unchanged. As a result, $4.3 million of HUD Loans mature in September 2032 and $3.0 million matures in August 2036. After refinancing, the HUD loans bear interest ranging from 5.66% to 7.55% and average 6.35%. After the refinancing, we are required to make principal and interest payments of $47,357 per month.

The HUD Loans contain customary affirmative and negative covenants including:

- Establishment and maintenance of a reserve account;
- Maintenance of property and insurance;
- Requirements to provide annual audited balance sheets and other financial information;
- Maintenance of governmental approvals and licenses and compliance with applicable laws; and
- Limitations on indebtedness, distributions, liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations and improvements.

Events of default under the HUD Loans are customary and include (subject to customary grace periods):

- Failure to establish and maintain a reserve account;
- Conveyance, transfer or encumbrance of certain property without the lender's consent;
- Construction on mortgaged property without lender's consent or failure to maintain the property or using the property for unauthorized purposes;
- Establishment of unauthorized rental restrictions or making of certain distributions;
- Bankruptcy related defaults; and
- Breaches of certain other covenants.

$100 Million Credit Facility

On November 10, 2006, ALC entered into a five year, $100 million credit facility with General Electric Capital Corporation and other lenders. The facility is guaranteed by certain ALC subsidiaries that own approximately 64 of the residences in our portfolio and secured by a lien against substantially all of the assets of ALC and such subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus an amount that varies according to a pricing grid based on a consolidated leverage test. From November 10, 2006, until December 31, 2007 this amount was 150 basis points. Under certain conditions, ALC may expand the facility by an additional $50 million.

In general, borrowings under the facility are limited to five times ALC's consolidated EBITDA, which is generally defined as consolidated net income plus in each case, to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, and other non-cash expenditures (including non-recurring expenses incurred by ALC in connection with the separation of ALC and Extendicare) minus in each case, to the extent included in the calculation of consolidated net income, customary deductions in respect of credits for taxes, interest income, gains from extraordinary items, and other non-recurring gains. ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios. Payments for capital expenditures, acquisitions, dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions including but not limited to sales of property mortgaged to General Electric Capital Corporation and the other lenders, equity and debt issuances and certain asset sales, we may be required to make mandatory prepayments. We are also subject to other customary covenants and conditions. We did not have any borrowings under the facility in 2006. In 2007, our average balance under the facility was $7.1 million at an average interest rate of 6.7%. As of December 31, 2007, we were in compliance with all covenants and available borrowings under the facility were $58 million. Commitment fees in 2007 and 2006 under the facility were $ 0.4 million and $0.1 million, respectively and were based upon a .375% unused commitment fee.

Principal Repayment Schedule

Principal payments on long-term debt due within the next five years and thereafter as of December 31, 2007, are set forth below (in thousands).

2008	$ 26,295
2009	12,156
2010	1,358
2011	43,448
2012	1,545
After 2012	44,482
	$ 129,284

Letters of credit

As of December 31, 2007, we had $8.6 million in outstanding letters of credit, the majority of which are secured by cash. Pearson maintains a $5.0 million letter of credit in favor of a third party professional liability insurer. Approximately $2.2 million of the letters of credit provide security for worker's compensation insurance and the remaining $1.4 million of letters of credit are security for landlords of leased properties. All the letters of credit are renewed annually and have maturity dates ranging from January 2008 to November 2008.

Restricted Cash

As of December 31, 2007, restricted cash consists of $5.7 million of cash deposits securing letters of credit, $3.1 million of cash deposits as security for Oregon Trust Deed Notes, and $0.1 million of cash deposits as security for HUD Insured Mortgages.

Cash Designated for Acquisition

On December 31, 2007, cash designated for acquisition consists of $14.9 million used in the January 1, 2008, acquisition of the operations of Cara Vita. Because the effective time of the closing of the acquisition of Cara Vita was a bank holiday (January 1, 2008) we were required to deposit the purchase price with an escrow agent on December 31, 2007. This amount is disclosed as Cash Designated for Acquisition on our Consolidated Balance Sheet as of December 31, 2007. The funds were disbursed to complete the Cara Vita acquisition on January 2, 2008.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Cash Management

As of December 31, 2007, we held unrestricted cash and cash equivalents of $14.1 million. We forecast cash flows on a regular monthly basis to determine the investment periods, if any, of certificates of deposit and monitor the daily incoming and outgoing expenditures to ensure available cash is invested on a daily basis. Approximately $12.4 million of our cash balances are held and invested by Pearson to provide for potential insurance claims. In addition, on December 31, 2007, we borrowed approximately $14.9 million to fund the acquisition (including transaction expenses) of the operations of Cara Vita. Because the effective time of the closing of the acquisition of Cara Vita was a bank holiday (January 1, 2008) we were required to deposit the purchase price with an escrow agent on December 31, 2007. This amount is disclosed as Cash Designated for Acquisition on our Consolidated Balance Sheet as of December 31, 2007.

Future Liquidity and Capital Resources

We believe that our cash from operations, together with other available sources of liquidity, including borrowings available under our $100 million credit facility, will be sufficient for the next 12 months and beyond to fund operations, expansion plans, acquisitions, the share repurchase program, anticipated capital expenditures, and required payments of principal and interest on our debt. In addition we have 41 unencumbered properties which may be available as collateral under future mortgage obligations.

Expansion Plans

On February 27, 2007, we announced plans to add a total of 400 units onto our existing owned residences. As of December 31, 2007, we had finished the design phase on most expansion units and were receiving construction bids on the additions. To date, bids have been consistent with our original estimated cost of $125,000 per unit. Construction is expected to be completed during the second half of 2008. Following construction of the additions, we expect to take an additional 12 months to stabilize occupancy (as well as cash flow at the expanded residences). We expect our cost to be approximately $50 million. We plan to finance the expansion program through our $100 million credit facility and internally generated cash flow. We have not made any significant expenditure to date on this expansion plan and estimate expenditures of approximately $50 million in the last six months of 2008.

Share Repurchase

On December 14, 2006, our Board of Directors authorized a share repurchase program of up to $20 million of our Class A Common Stock. On August 20, 2007 and December 18, 2007, the Board of Directors expanded the repurchase program by an additional $20 million and $25 million, respectively, bringing the total authorized share repurchase to $65 million through December 18, 2008. Shares may be repurchased in the open market or in privately negotiated transactions from time to time in accordance with appropriate SEC guidelines and regulations and subject to market conditions, applicable legal requirements, and other factors. As of December 31, 2006, no shares had been repurchased under the share repurchase program. As of December 31, 2007, 4,691,060 shares had been repurchased for a total cost of $39.1 million at an average cost of $8.34 per share. The stock repurchases were financed through existing funds and borrowings under our existing $100 million credit facility.

Accrual for Self-Insured Liabilities

At December 31, 2007, we had an accrued liability for settlement of self-insured liabilities of $1.2 million in respect of general and professional liability claims. Claim payments were $0.3 million in each of the years ended December 31, 2007 and 2006. The accrual for self-insured liabilities includes estimates of the cost of both reported claims and claims incurred but not yet reported. We estimate that $0.3 million of the total $1.2 million liability will be paid in 2008. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. We believe we have provided sufficient provisions for general and professional liability claims as of December 31, 2007.

At December 31, 2007, we had an accrual for workers' compensation claims of $3.4 million. Claim payments for both years ended December 31, 2007 and 2006 were $1.8 million. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. We believe we have provided sufficient provisions for workers' compensation claims as of December 31, 2007.

At December 31, 2007, we had an accrual for medical insurance claims of $0.7 million. The accrual is an estimate based on the historical claims per participant incurred over the historical lag time between date of service and payment by our third party administrator. The timing of payments is not directly within our control, and, therefore, estimates are subject to change. We believe we have provided sufficient provisions for medical insurance claims as of December 31, 2007.

Unfunded Deferred Compensation Plan

At December 31, 2007 and 2006 we had an accrual of $1.9 million and $1.4 million, respectively for our unfunded deferred compensation plan. ALC implemented an unfunded deferred compensation plan in 2005 which is offered to all company employees defined as highly compensated by the Internal Revenue Code in which participants may defer up to 10% of their base salary.

$100 Million Credit Facility

On November 10, 2006, we entered into the revolving credit facility with General Electric Capital Corporation and other lenders. The revolving credit facility is available to us to provide liquidity for expansions, acquisitions, working capital, capital expenditures, share repurchases, and for other general corporate purposes. See "Debt Instruments — $100 Million Credit Facility" above for a more detailed description of the terms of the revolving credit facility.

Contractual Obligations

Set forth below is a table showing the estimated timing of payments under our contractual obligations as of December 31, 2007.

	Payments Due by Year						
	Total	2008	2009	2010	2011	2012	After 2012
	(In thousands)						
Long-term debt (excluding capital lease obligations)	$ 117,897	$ 25,790	$ 1,274	$ 1,358	$ 43,448	$ 1,545	$ 44,482
Interest payments	29,758	5,105	3,875	3,115	3,025	2,929	11,709
Operating lease commitments	95,030	14,448	14,717	14,946	14,301	12,067	24,551
Capital lease commitments	11,387	505	10,882 (1)	—	—	—	—
Cara Vita acquisition	14,864	14,864	—	—	—	—	—
New construction purchase commitments	49,000	49,000	—	—	—	—	—
Total	$ 317,936	$ 109,712	$ 30,748	$ 19,419	$ 60,774	$16,541	$ 80,742

(1) Amount includes an option to purchase five properties (157 units) for $10.3 million including assumed debt.

On January 1, 2008, we acquired the operations of eight assisted living residences consisting of a total of 541 leased units for a purchase price of $14.9 million, including fees and expenses. The lease has an initial term expiring in March 2015 with three five-year renewal options. The initial lease term will add on average an additional $5.2 million to our contractual obligations each year through 2012 and will add $12.8 million after 2012.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). For a full discussion of our accounting policies as required by GAAP, refer to the accompanying notes to the consolidated financial statements. We consider the accounting policies discussed below to be critical to obtain an understanding of our consolidated financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are described below.

Revenue Recognition and Accounts Receivable

We derive our revenues primarily from providing assisted living accommodation and healthcare services. In 2007, 2006 and 2005, approximately 85%, 79% and 78% of our revenues, respectively, were derived from private pay sources. The remaining revenues are derived from state Medicaid programs. These Medicaid programs establish the rates in their respective states.

We record accounts receivable at the net realizable value we expect to receive from individual residents and state Medicaid programs. We continually monitor and adjust our allowances associated with these receivables. We evaluate the adequacy of our allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payer type. Provisions are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, we have established internally-determined percentages for allowance for doubtful accounts that are based upon historical collection trends for each payer type and age of these receivables. Accounts receivable that we estimate to be uncollectible, based upon the above process, are fully reserved for in the allowance for doubtful accounts until they are written off or collected. If circumstances change, for instance due to economic downturn resulting in higher than expected defaults or denials, our estimates of the recoverability of our receivables could be reduced by a material amount. Our allowance for doubtful accounts for current accounts receivable totaled $1.0 million and $1.1 million at December 31, 2007 and 2006, respectively.

Measurement of Acquired Assets and Liabilities in Business Combinations

We account for acquisitions in accordance with Statement of Financial Accounting Standards, or SFAS No. 141, "Business Combinations," and have adopted the guidelines in Emerging Issues Task Force, or EITF, 02-17 for the identification of and accounting for acquired customers, which for us represents resident relationships. In an acquisition, we assess the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect of the valuation of the real estate acquired, we calculate the fair value of the land and buildings, or properties, using an "as if vacant" approach. The fair value of furniture and equipment is estimated on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. We allocate the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. Goodwill recorded on acquisitions is not a deductible expense for tax purposes. These estimates are based upon historical, financial and market information. Imprecision of these estimates can affect the allocation of the purchase price paid on the acquisition of facilities between intangible assets and liabilities and the properties and goodwill values determined, and the related depreciation and amortization.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average facility lease-up period, the average lease-up costs and the deficiency in operating profits relative to the facility's performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the facility.

Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management's estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which we can change the current contract rates to market. Amortization of below (or above) market resident contracts are included in revenues in the consolidated statement of income.

Valuation of Assets and Asset Impairment

We record property and equipment at cost less accumulated depreciation and amortization. We depreciate and amortize these assets using a straight-line method for book purposes based upon the estimated lives of the assets. Goodwill represents the cost of the acquired net assets in excess of their fair market values. Pursuant to SFAS No.

142, we do not amortize goodwill and intangible assets with indefinite useful lives. Instead, we test for impairment at least annually. Other intangible assets, consisting of the cost of leasehold rights, are deferred and amortized over the term of the lease including renewal options and resident relationships over the estimated average length of stay at the residence. We periodically assess the recoverability of long-lived assets, including property and equipment, goodwill and other intangibles, when there are indications of potential impairment based upon the estimates of undiscounted future cash flows. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. We consider such factors as current results, trends and future prospects, current estimated market value, and other economic and regulatory factors in performing these analyses.

A substantial change in the estimated future cash flows for these assets could materially change the estimated fair values of these assets, possibly resulting in an additional impairment. Changes which may impact future cash flows include, but are not limited to, competition in the marketplace, changes in private pay and Medicaid rates, increases in wages or other operating costs, increased litigation and insurance costs, increased operational costs resulting from changes in legislation and regulatory scrutiny, and changes in interest rates.

Self-insured Liabilities

We insure certain risks with an affiliated insurance subsidiary and third-party insurers. The insurance policies cover comprehensive general and professional liability, workers' compensation and employer's liability insurance in amounts and with such coverage and deductibles as we deem appropriate, based on the nature and risks of our business, historical experiences, availability and industry standards. We self-insure for health and dental claims, and in certain states for workers' compensation, employer's liability for general and professional liability claims and up to deductible amounts as defined in our insurance policies.

We accrue our self-insured liabilities based upon past trends and information received from independent actuaries. We regularly evaluate the appropriateness of the carrying value of the self-insured liabilities through independent actuarial reviews. Our estimate of the accruals is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

Changes in our level of retained risk and other significant assumptions that underlie our estimate of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities. Our accrual for general and professional self-insured liabilities totaled $1.2 million and $1.5 million as of December 31, 2007 and 2006, respectively.

Deferred Tax Assets

Prior to the Separation our results of operations were included in the consolidated federal tax return of our U.S. parent company, EHSI. Federal current and deferred income taxes payable (or receivable) were determined as if we filed our own income tax returns. Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon us generating future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. There was no valuation allowance for net state deferred tax assets at December 31, 2007 or 2006.

New Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosures including the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007, and to interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of this new statement on its consolidated financial statements and does not expect it to have a material effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Reclassifications

Certain reclassifications have been made in the prior quarters' and years' financial statements to conform to the current quarters' and years' presentation. Such reclassifications had no effect on previously reported net income or stockholders' equity.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Disclosures

At December 31, 2007, our long-term debt including the current portion consisted of fixed-rate debt of $87.3 million, exclusive of a $0.4 million purchase accounting market value adjustment and variable rate debt of $42.0 million. As of December 31, 2006, our long-term debt consisted of $90.6 million of fixed rate debt.

Our earnings are affected by changes in interest rates as a result of our borrowings on our $100 million credit facility. At December 31, 2007, we had $42.0 million of variable rate borrowings based on the LIBOR rate plus a premium. As of December 31, 2007, our variable rate is 150 basis points in excess of the LIBOR rate. For every 1% change in the LIBOR rate, our interest expense will change by approximately $420,000 annually. This analysis does not consider changes in the actual level of borrowings or repayments that may occur subsequent to December 31, 2007. This analysis also does not consider the effects of the reduced level of overall economic activity that could exist in such an environment, nor does it consider actions that management might be able to take with respect to our financial structure to mitigate the exposure to such a change.

As of December 31, 2007, we have no derivative instruments. We do not speculate using derivative instruments and do not engage in derivative trading of any kind.

Quantitative Disclosures

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for our debt obligations as of December 31, 2007, (in thousands). Amounts exclude purchase accounting market value adjustment of debt of $0.4 million.

	2007	2008	2009	2010	2011	After 2011	Total	Fair Value Liability (Asset)
LONG-TERM DEBT:								
Fixed Rate	$ 26,295	$ 12,156	$ 1,358	$ 1,448	$ 1,545	$ 44,482	$ 87,284	$ 89,896
Average Interest Rate	6.85%	6.54%	6.47%	6.47%	6.47%	6.78%	6.63%	

The above table incorporates only those exposures that existed as of December 31, 2007, and does not consider those exposures or positions which could arise after that date or future interest rate movements.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the F-Pages contained herein, which include our audited consolidated financial statements and are incorporated by reference in this Item 8.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A — CONTROLS AND PROCEDURES

Management's Annual Report on Internal Control Over Financial Reporting

Management of ALC, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). ALC's internal control over financial reporting was designed to provide reasonable assurance to ALC's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of ALC's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework.* Based on this assessment, ALC's management believes believe that, as of December 31, 2007, ALC's internal control over financial reporting was effective based on those criteria.

Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Grant Thornton LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in their report which is included below in this Item 9A.

Disclosure Controls and Procedures

ALC's management, with the participation of ALC's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of ALC's disclosure controls and procedures (as defined in

Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2007. ALC's disclosure controls and procedures are designed to ensure that information required to be disclosed by ALC in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) accumulated and communicated to ALC's management, including its Chief Executive Officer, to allow timely decisions regarding required disclosures. Based on such evaluation, ALC's management, including its Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2007, ALC's disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in ALC's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, ALC's internal control over financial reporting, except as follows:

As of August 31, 2007, we began providing information technology services in-house rather than purchasing these services from VCPI. During the quarter ended September 30, 2007, we initiated a change in how our residents are billed and how subsequent payments are processed. Generally, the change centralizes the billing and collection activities that previously took place at the residences. We completed this change in the fourth quarter of 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Assisted Living Concepts, Inc.

We have audited Assisted Living Concepts, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Assisted Living Concepts, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Assisted Living Concepts, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Assisted Living Concepts, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related statements of income, stockholders' equity, and cash flows for the years then ended and our report dated March 11, 2008 expressed an unqualified opinion.

GRANT THORNTON LLP
Milwaukee, Wisconsin
March 11, 2008

ITEM 9B — OTHER INFORMATION

Forward-Looking Statements and Cautionary Factors

This report and other documents or oral statements we make or made on our behalf contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "will," "target," "intend," "plan," "foresee," or other words or phrases of similar import. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. In addition to any factors that may accompany forward-looking statements, factors that could materially affect actual results include the following.

Factors and uncertainties facing our industry and us include:

- national, regional and local competition which could cause us to lose market share and revenue;
- markets where overbuilding exists and future overbuilding in other markets where we operate our residences may adversely affect our operations;
- our ability to cultivate new or maintain existing relationships with physicians and others in the communities in which we operate who provide referrals for new residents could affect occupancy rates;
- events which adversely affect the ability of seniors to afford our monthly resident fees could cause our occupancy rates, revenues and results of operations to decline;
- changes in the numbers of our residents who are private pay residents may significantly affect our profitability;
- reductions in Medicaid rates may decrease our revenues;
- termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels;
- increases in labor costs, as a result of a shortage of qualified personnel or otherwise, could substantially increase our operating costs;
- personal injury claims, if successfully made against us, could materially and adversely affect our financial condition and results of operations;
- failure to comply with laws and government regulation could lead to fines and penalties;
- compliance with regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition;
- new regulations could increase our costs or negatively impact our business;
- audits and investigations under our contracts with federal and state government agencies could have adverse findings that may negatively impact our business;
- failure to comply with environmental laws, including laws regarding the management of infectious medical waste, could materially and adversely affect our financial condition and results of operations;

- failure to comply with laws governing the transmission and privacy of health information could materially and adversely affect our financial condition and results of operations;
- efforts to regulate the construction or expansion of healthcare providers could impair our ability to expand through construction of new residences or expansion of exiting residences;
- we may make acquisitions that could subject us to a number of operating risks; and
- costs associated with capital improvements could adversely affect our profitability.

Factors and uncertainties related to our indebtedness and lease arrangements include:

- loan and lease covenants could restrict our operations and any default could result in the acceleration of indebtedness or cross-defaults, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues;
- if we do not comply with the requirements in leases or debt agreements pertaining to revenue bonds, we would be subject to financial penalties;
- our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy; and
- increases in interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

Additional risk factors are discussed under the "Risk Factors" section in Item 1A of this report.

PART III

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our Directors, certain corporate governance matters and Section 16(a) beneficial ownership reporting compliance is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders under the captions: "Proposal 1: Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Independence, Meetings, Committees, Governance Documents, Communications and Director Compensation." The balance of the response to this item is contained in the discussion entitled "Executive Officers of the Registrant" under Item 4 of Part I of this report.

Information about our audit committee financial expert is incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders.

We have adopted a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our Chief Executive Officer, principal financial officer and principal accounting officer, as well as a Code of Ethics for Chief Executive and Senior Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, and Controller, both of which are available on our website at www.alcco.com. Any amendment to, or waiver from, a provision of such codes of ethics will be posted on our website.

ITEM 11 — EXECUTIVE COMPENSATION

Information about executive compensation is incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders under the captions "Executive Compensation," "Director Compensation," and "Compensation Committee Report."

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans is incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders under the captions "Securities authorized for Issuance under Equity Compensation Plans" and "Stock Ownership of Management and Others."

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related parties, and director independence is incorporated herein by reference from our definitive proxy statement from the 2008 annual meeting of stockholders under the captions "Certain Business Relationships; Related Party Transactions" and "Independence, Meetings, Committees, Governance Documents, Communications and Director Compensation."

ITEM 14 — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services is incorporated by reference from our definitive proxy statement for the 2008 annual meeting of stockholders under the captions "Independent Auditors."

PART IV

ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Reports of Independent Registered Public Accounting Firms

   Our audited consolidated financial statements:

   Consolidated Balance Sheets as of December 31, 2007 and 2006

   Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

   Consolidated Statements of Stockholders' Equity and Parent's Investment for the years ended December 31, 2007, 2006 and 2005

   Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules are omitted because they are not applicable or because the required information is given in the consolidated financial statements and notes thereto.

3. Exhibits

   See the Exhibit Index included as the last part of this report (following the signature page), which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Assisted Living Concepts, Inc.

We have audited the accompanying consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries, collectively the "Company", as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Assisted Living Concepts, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2008 expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

GRANT THORNTON LLP
Milwaukee, Wisconsin
March 11, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors
Assisted Living Concepts, Inc.:

We have audited the accompanying combined statements of income, parent's investment, and cash flows of Assisted Living Concepts, Inc. ("the Company") (a combination of certain assisted living businesses in the United States owned by subsidiaries of Extendicare Inc. as defined in Note 1) for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for the year ended December 31, 2005 of Assisted Living Concepts, Inc. in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Milwaukee, Wisconsin
June 5, 2006

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 14,066	$ 19,951
Investments	4,596	5,332
Accounts receivable, less allowances of $992 and $1,086, respectively	3,746	5,395
Supplies, prepaid expenses and other current assets	6,733	8,178
Income tax receivable	—	90
Deferred income taxes	4,080	1,552
Total current assets	33,221	40,498
Property and equipment, net	395,141	374,612
Goodwill and other intangible assets, net	20,736	18,102
Restricted cash	8,943	10,947
Cash designated for acquisition	14,864	—
Other assets	3,336	3,181
Total Assets	$ 476,241	$ 447,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 7,800	$ 5,134
Accrued liabilities	17,951	18,314
Deferred revenue	6,346	1,266
Accrued income taxes	198	—
Current maturities of long-term debt	26,543	2,732
Current portion of self-insured liabilities	300	300
Total current liabilities	59,138	27,746
Accrual for self-insured liabilities	941	1,171
Long-term debt	103,176	87,904
Deferred income taxes	9,008	5,146
Other long-term liabilities	9,444	8,535
Commitments and contingencies		
Total Liabilities	181,707	130,502
Preferred stock, par value $0.01 per share, 25,000,000 shares authorized, no shares issued and outstanding, respectively	—	—
Class A Common Stock, par value $0.01 per share, 400,000,000 authorized, 56,131,873 and 59,501,918 issued and outstanding, respectively	595	595
Class B Common Stock, par value $0.01 per share, 75,000,000 authorized, 8,727,458 and 9,956,337 issued and outstanding, respectively	100	100
Additional paid-in capital	313,548	313,474
Accumulated other comprehensive income	103	530
Retained earnings	19,318	2,139
Treasury stock at cost, 4,691,060 and 0 shares, respectively	(39,130)	—
Total Stockholders' Equity	294,534	316,838
Total Liabilities and Stockholders' Equity	$ 476,241	$ 447,340

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Revenues	$ 229,347	$ 231,148	$ 204,949
Expenses:			
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	151,684	153,347	138,126
General and administrative	13,073	10,857	6,789
Residence lease expense	14,310	14,291	12,852
Depreciation and amortization	17,642	16,699	14,750
Transaction costs	56	4,415	—
Impairment of long-lived asset	—	3,080	—
Total operating expenses	196,765	202,639	172,517
Income from operations	32,582	28,459	32,432
Other expense:			
Interest expense, net	(5,091)	(9,197)	(11,603)
Income from continuing operations before income taxes	27,491	19,262	20,829
Income tax expense	(10,312)	(8,727)	(8,119)
Net income from continuing operations	17,179	10,535	12,710
Loss from discontinued operations, net of taxes	—	(1,526)	(368)
Net income	$ 17,179	$ 9,009	$ 12,342
Weighted average common shares:			
Basic	68,172	69,326	69,322
Diluted	68,863	70,205	70,205
Per share data:			
Basic earnings per common share:			
Income from continuing operations	$ 0.25	$ 0.15	$ 0.18
Loss from discontinued operations	—	(0.02)	—
Net income	$ 0.25	$ 0.13	$ 0.18
Diluted earnings per common share:			
Income from continuing operations	$ 0.25	$ 0.15	$ 0.18
Loss from discontinued operations	—	(0.02)	—
Net income	$ 0.25	$ 0.13	$ 0.18

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND PARENT'S INVESTMENT
(In thousands)

	Common Stock		Additional		Accumulated Other			Total Stockholders' Equity or	
	Shares Issued	Amount	Paid-In Capital	Parent's Net Investment	Comprehensive Income	Retained Earnings	Treasury Stock	Parent's Investment	Comprehensive Income
Balance, December 31, 2004	—	$ —	$ —	$ 79,372	$ —	$ —	$ —	$ 79,372	$ —
Net income	—	—	—	12,342	—	—	—	12,342	—
Cash contribution from parent for acquisition of ALC	—	—	—	101,648	—	—	—	101,648	—
Net cash activity with parent	—	—	—	9,521	—	—	—	9,521	—
Non-cash activity with parent	—	—	—	560	—	—	—	560	—
Comprehensive income	—	—	—	—	—	—	—	—	$12,342
Balance, December 31, 2005	—	—	—	203,443	—	—	—	203,443	$ —
Net change in Class A Common Stock	59,502	595	—	—	—	—	—	595	—
Net change in Class B Common Stock	9,956	100	—	—	—	—	—	100	—
Conversion of Class B Common Stock to Class A Common Stock	—	—	(2)	—	—	—	—	(2)	—
Unrealized gains on available for sale securities, net of tax	—	—	—	—	530	—	—	530	530
Net income	—	—	—	6,870	—	2,139	—	9,009	9,009
Net cash activity with parent	—	—	—	36,808	—	—	—	36,808	—
Non-cash activity with parent	—	—	—	66,355	—	—	—	66,355	—
Parent investment	—	—	313,476	(313,476)	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	$ 9,539
Balance, December 31, 2006	69,458	695	313,474	—	530	2,139	—	316,838	
Conversion of Class B Common Stock to Class A Common Stock	92	—	—	—	—	—	—	—	$ —
Unrealized losses on available for sale securities, net of tax	—	—	—	—	(427)	—	—	(427)	(427)
Capital contribution	—	—	74	—	—	—	—	74	—
Purchase of Treasury stock	—	—	—	—	—	—	(39,130)	(39,130)	—
Net income	—	—	—	—	—	17,179	—	17,179	17,179
Comprehensive income	—	—	—	—	—	—	—	—	$16,752
Balance, December 31, 2007	69,550	$ 695	$ 313,548	$ —	$ 103	$ 19,318	$(39,130)	$ 294,534	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 17,179	$ 9,009	$ 12,342
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,642	16,699	14,920
Amortization of purchase accounting adjustments for:			
Leases and debt	(1,076)	(527)	(663)
Below market resident leases	(39)	(1,187)	(2,488)
Provision for bad debts	94	214	458
Provision for self-insured liabilities	78	415	748
Payments of self-insured liabilities	(308)	(271)	(324)
Loss on impairment of long-lived assets, including impairments in discontinued operations	—	5,018	—
Deferred income taxes	1,334	335	3,347
Changes in assets and liabilities:			
Accounts receivable	1,555	(1,258)	(1,079)
Supplies, prepaid expenses and other current assets	1,445	(3,274)	(647)
Accounts payable	2,666	107	764
Accrued liabilities	(363)	(1,167)	2,224
Deferred revenue	5,080	480	786
Income taxes payable/ receivable	597	(999)	1,845
Changes in other non-current assets	1,849	(7,264)	—
Other long-term liabilities	1,379	2,649	—
Current due to Extendicare	—	76	(3,471)
Cash provided by operating activities	49,112	19,055	28,762
INVESTING ACTIVITIES:			
Payment for acquisitions	(24,444)	(4,619)	(144,578)
Cash designated for acquisition	(14,864)	—	—
Cash balances in acquisitions	—	—	6,522
Payments for new construction projects	(3,904)	(3,338)	(15,198)
Payments for purchases of property and equipment	(12,457)	(12,832)	(5,822)
Proceeds from sales of property and equipment	—	79	—
Changes in other non-current assets	—	—	110
Cash used in investing activities	(55,669)	(20,710)	(158,966)
FINANCING ACTIVITIES:			
Capital contributions from Extendicare	74	43,678	111,169
Purchase of treasury stock	(39,130)	—	—
Proceeds from debt to finance ALC acquisition	—	—	60,000
Proceeds on borrowings on revolving credit facility	42,000	—	—
Interest bearing advances from Extendicare to payoff debt	—	—	51,016
Repayment of interest bearing advances to Extendicare	—	(25,200)	(3,798)
Repayment of mortgage debt	(6,573)	(2,312)	(84,388)
Proceeds from mortgage debt	4,301	—	—
Payment of deferred financing fees	—	(999)	—
Other long-term liabilities	—	—	2,525
Cash provided by financing activities	672	15,167	136,524
(Decrease) Increase in cash and cash equivalents	(5,885)	13,512	6,320
Cash and cash equivalents, beginning of year	19,951	6,439	119
Cash and cash equivalents, end of year	$ 14,066	$ 19,951	$ 6,439

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,		
	2007	2006	2005
Supplemental schedule of cash flow information:			
Cash paid during the period for:			
Interest	$ 7,422	$ 10,039	$ 12,116
Income tax payments, net of refunds	8,226	6,477	5,949
Supplemental schedule of non-cash investing and financing activities:			
Extendicare made the following non-cash contributions in connection with the Separation transaction:			
Investments	$ —	$ 4,463	$ —
Forgiveness of debt and intercompany balances	—	60,177	—
Deferred tax	—	2,512	—
Other	—	(797)	—
Total	$ —	$ 66,355	$ —
Extendicare acquired all of the capital stock of Assisted Living Concepts, Inc. in connection with the Acquisition, liabilities were assumed as follows:			
Fair value of assets acquired	$ —	$ —	$ 315,200
Cash paid	—	—	(144,578)
Liabilities assumed	$ —	$ —	$ 170,622
Capital lease obligations incurred to purchase properties	$ —	$ —	$ 12,848

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Assisted Living Concepts, Inc. and its subsidiaries ("ALC" or the "Company") operate 208 assisted living residences in 17 states in the United States totaling 8,535 units as of December 31, 2007. ALC's residences average approximately 40 to 60 units and offer residents a supportive, home-like setting and assistance with the activities of daily living.

ALC became an independent, publicly traded company listed on the New York Stock Exchange on November 10, 2006, (the "Separation Date") when ALC Class A and Class B Common Stock was distributed to Extendicare Inc., now known as Extendicare Real Estate Investment Trust ("Extendicare"), stockholders (the "Separation").

Effective upon the Separation, the ownership structure of the entities changed and as such became consolidated. All references to ALC financial statements, both pre- and post-Separation Date, are referred to as "consolidated" versus "combined."

The consolidated financial statements of ALC represent, prior to the Separation Date, the consolidated financial position and results of operations of the assisted living operations of Extendicare in the United States. After the Separation Date, the consolidated financial statements represent 178 assisted living residences operated by ALC (177 of which comprised ALC when it was acquired by Extendicare Health Services, Inc. ("EHSI") (the "Acquisition") in January of 2005), 29 residences purchased from EHSI, a subsidiary of Extendicare, shortly before the Separation, and one residence acquired by ALC on July 20, 2007.

On June 19, 2006, ALC formed Pearson Insurance Company, LTD ("Pearson"), a wholly owned Bermuda based captive insurance company, to self-insure general and professional liability risks.

For periods prior to the Separation Date, the historical consolidated financial and other data in this report have been prepared to include all of Extendicare's assisted living business in the United States, consisting of:

- the assisted living residences operated by EHSI through the Separation Date, which ranged from 29 to 36 residences between January 1, 2003, and the date of the Acquisition and consisted of 32 residences operated by EHSI at December 31, 2005,
- 177 assisted living residences operated by ALC since the Acquisition,
- three assisted living residences that were constructed and owned by EHSI (two of which were operated by ALC) during 2005,
- an Escanaba, Michigan residence since its acquisition on November 1, 2006, and
- Pearson since its formation on June 19, 2006.

Prior to the Separation, operations were terminated at four of the EHSI residences and are presented as discontinued operations. At the Separation Date, the historical financial statements consisted of 209 residences (two of which remained with EHSI).

The historical consolidated financial and other operating data prior to the Separation Date do not contain data related to certain assets and operations that were transferred to ALC such as share investments in Omnicare, Inc. ("Omnicare"), Bam Investments Corporation ("BAM"), and MedX Health Corporation ("MedX"), or cash and other investments in Pearson, and do include certain assets and operations that were not transferred to ALC in connection with the Separation such as certain EHSI properties as they did not fit the targeted portfolio profile or were not readily separable from EHSI's operations. The differences between the historical consolidated financial data and financial data for the assets and the operations transferred in the Separation are immaterial.

ALC operates in a single business segment with all revenues generated from those properties located within the United States.

2. ALC SEPARATION

(a) Extendicare Strategic Initiatives

In February 2006, the Board of Directors of Extendicare announced the appointment of a committee of independent directors to review and consider various structures and options that would provide value to its stockholders. The Board of Extendicare believed that the Extendicare share price had not been reflective of its underlying operational performance and historical results. Among the alternatives explored was the sale or reorganization of all, or part, of Extendicare.

On November 7, 2006, the Board of Directors of Extendicare announced its intention to complete a plan of arrangement which, among other things unrelated to ALC, entailed the Separation and the conversion of the remaining business of Extendicare into an unincorporated open ended real estate investment trust ("REIT") (together with the Separation, the "Plan of Arrangement"). On November 10, 2006, the Plan of Arrangement was completed.

(b) ALC Separation

On May 31, 2006, the Board of Directors of Extendicare approved the Plan of Arrangement. On October 16, 2006, and October 24, 2006, respectively the holders of Extendicare's Subordinate and Multiple Voting Shares and the Ontario Superior Court of Justice (Commercial List) approved the Plan of Arrangement which was expected to occur on November 1, 2006. On October 31, 2006, the Canadian Ministry of Finance announced a significant change in the Canadian tax laws as it pertained to the REIT structure proposed for Extendicare. In response to the Minister of Finance's announcement, the Extendicare Board of Directors met on October 31, 2006, and decided to delay the implementation of the Plan of Arrangement until the Board had the opportunity to give further consideration to the potential consequences of the tax proposal on the Plan of Arrangement. On November 7, 2006, the Board of Directors of Extendicare announced its intention to complete its Plan of Arrangement including the Separation. The Separation was effective November 10, 2006, when ALC became a separately traded public company.

In connection with the Separation, holders of Extendicare Subordinate Voting Shares received the following:

- one Extendicare Common Share;
- one share of Class A Common Stock of ALC.

Holders of Extendicare Multiple Voting Shares received the following:

- 1.075 Extendicare Common Shares;
- one share of Class B Common Stock of ALC.

Each Extendicare Common Share received in the transactions described above was immediately exchanged for units of Extendicare REIT on a 1:1 basis, or, at the election of holders that are Canadian residents, for units of Extendicare Holding Partnership on a 1:1 basis. The Separation is accounted for at historical cost due to the pro rata nature of the distribution.

The authorized capital stock of ALC consists of 400,000,000 shares of Class A Common Stock, par value of $0.01 per share, 75,000,000 shares of Class B Common Stock, par value $0.01 per share and 25,000,000 shares of preferred stock, par value $0.01 per share. Subject to certain voting rights of the holders of Class B Common Stock, ALC's Board of Directors is authorized to provide for the issuance of preferred stock in one or more class and to fix the designations, preferences, powers, participation rights, qualifications and limitations and restrictions, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preferences of such preferred stock. At the Separation Date, ALC had approximately 57.5 million shares of Class A Common Stock outstanding, 11.8 million shares of Class B Common Stock outstanding, and no preferred stock outstanding. Each share of Class B Common Stock is convertible at any time, and from time to time at the option of the holder thereof into 1.075 shares of Class A Common Stock. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock. As of December 31, 2007 and 2006, approximately 3.0 million and 1.8 million, respectively, shares of Class B Common Stock were converted into approximately 3.3 million and 2.0 million shares, respectively, of Class A Common Stock.

Following the Separation, ALC and Extendicare operate independently. Neither ALC nor Extendicare has any stock ownership, or, beneficial interest, in the other.

Certain employees of ALC participated in Extendicare's stock option plan and purchased Extendicare stock prior to the Separation. For 2006 and 2005, compensation expense related to this plan was $0.4 million and $0.1 million, respectively. In conjunction with the Separation, ALC put in place a stock incentive plan. As of December 31, 2007 and 2006, 380,000 and 0 shares or options to purchase the Class A Common Stock, respectively, have been granted under ALC's incentive compensation plan.

(c) Transactions and Agreements in Connection with Separation

In preparation for, and immediately prior to the completion of the Separation, EHSI and ALC entered into a Separation Agreement, a Tax Allocation Agreement, Transitional Service Agreements and certain other agreements related to the Separation. These agreements govern the allocation of assets and liabilities between Extendicare and ALC as well as certain aspects of the ongoing relationship between Extendicare and ALC after the Separation. In addition, ALC and Extendicare have executed certain deeds, bills of sale, stock powers, certificates of title, assignments and other instruments of sale, contribution, conveyance, assignment, transfer and delivery required to consummate the Separation.

Separation Agreement

The Separation Agreement sets forth the agreements with Extendicare related to the transfer of assets and the assumption of liabilities necessary to separate ALC from Extendicare. It also sets forth ALC's and Extendicare's indemnification obligations following the Separation.

In addition, ALC agreed to perform, discharge and fulfill:

- all liabilities primarily related to, arising out of or resulting from the operation or conduct of ALC's business, except for any pre-transfer liabilities related to the 29 assisted living residences transferred to ALC from EHSI, and including any liabilities to the extent relating to, arising out of or resulting from any other asset transferred to ALC from Extendicare, whether before, on or after the completion of the Separation;

- all liabilities recorded or reflected in the financial statements of ALC;

- all liabilities relating to certain specified lawsuits that primarily relate to ALC; and

- liabilities of Extendicare under any agreement between Extendicare and any of ALC's directors or director nominees, entered prior to the completion of the Separation that indemnifies such directors or director nominees for actions taken in their capacity as directors or director nominees of ALC.

Tax Allocation Agreement

The Tax Allocation Agreement governs both ALC's and Extendicare's rights and obligations after the separation with respect to taxes for both pre- and post-separation periods. Under the Tax Allocation Agreement, ALC is generally required to indemnify Extendicare for any taxes attributable to its operations (excluding the assisted living residences transferred to ALC from EHSI as part of the separation) for all pre-Separation Date periods and Extendicare generally is expected to be required to indemnify ALC for any taxes attributable to its operations (including the assisted living residences transferred to ALC from EHSI as part of the separation) for all pre-Separation Date periods. In addition, Extendicare is liable, and indemnifies ALC, for any taxes incurred in connection with the Separation.

Under U.S. Federal income tax law, ALC and Extendicare will be jointly and severally liable for any taxes imposed on Extendicare for the periods during which ALC was a member of Extendicare's consolidated group, including any taxes imposed with respect to the disposition of ALC common stock. There is no assurance, however, that Extendicare will have sufficient assets to satisfy any such liability or that ALC will successfully recover from Extendicare any amounts for which ALC is held liable. As of December 31, 2007, the estimated amount due to Extendicare related to consolidated pre-Separation return filings is $0.1 million.

Transitional Services Agreements

ALC and Extendicare entered into a number of Transitional Services Agreements, pursuant to which Extendicare and its affiliates will perform certain services for ALC for a limited period of time following the Separation including;

- payroll and benefits processing for all ALC employees at pre-defined monthly rates based upon the number of residences and units being processed,

- information technology and hosting services for certain of our software applications, and

- purchasing services, through EHSI's purchasing group, United Health Facilities, Inc.

ALC expects to pay Extendicare for the services it provides based upon rates established with Extendicare that reflect fair market rates for the applicable service.

The payroll and benefits processing and technology services arrangements are terminable upon 90 days' prior notice. ALC has a consulting arrangement with Extendicare for Medicaid cost reporting relating to the state of Texas. The arrangement is based on the fair value of the service and is renewable at the discretion of ALC.

On August 31, 2007, we terminated the contract with VCPI for information technology services and now provide these services in-house.

Transfer of EHSI Assisted Living Operations and Properties to ALC

As of December 31, 2005, EHSI owned 33 assisted living residences and leased one assisted living residence, and operated 32 of the 34 assisted living residences, with two assisted living residences owned by EHSI being operated by ALC. In the first quarter of 2006, EHSI closed an assisted living residence (60 units) in Texas, closed an assisted living residence in Oregon (45 units), and the term of the leased assisted living residence (63 units) in Washington ended and EHSI decided to terminate the operations due to poor financial performance. As of the Separation Date, EHSI owned 31 and operated 29 assisted living residences, with two assisted living residences owned by EHSI being operated by ALC. ALC has completed the transfer of all residences from EHSI to ALC. The aggregate purchase price for the residences was approximately $68.7 million (exclusive of amounts previously paid in respect of the operations and personal property related to EHSI's assisted living residences). This transfer was a taxable event for EHSI resulting in a step-up in the tax basis of these residences, which is not recognized for book purposes.

Transfer of Cash, Share Investments and Notes Prior to ALC Separation

In addition, prior to the Separation, Extendicare and EHSI made certain capital contributions to ALC:

- $10.0 million in cash contributed into ALC to establish Pearson;

- $4.1 million in cash contributed by EHSI to ALC to fund transaction costs related to the Separation;
- $5.0 million in cash contributed by EHSI into ALC to fund ALC's purchase of an office building in August 2006;
- a capital contribution of approximately $22.0 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI;
- the contribution to ALC of Canadian Share investments in BAM with a fair value of $2.0 million, MedX which had a carrying value of $0.3 million, and Omnicare shares with a fair value of $2.1 million; and
- an $18.0 million cash contribution to equity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Presentation and Consolidation

Prior to November 10, 2006, the consolidated financial statements include a combination of historical financial assets and operations of the assisted living operations of Extendicare described in Note 1. For periods after the Separation Date the consolidated financial statements include the 178 assisted living residences operated by ALC, the 29 residences purchased from Extendicare and the residence acquired in Dubuque, Iowa since its acquisition on July 20, 2007. The accompanying consolidated financial statements include the financial statements of ALC and all its majority owned subsidiaries. All significant intercompany accounts and transactions with subsidiaries have been eliminated from the consolidated financial statements.

ALC's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's most significant estimates include revenue recognition and valuation of accounts receivable, measurement of acquired assets and liabilities in business combinations, valuation of assets and determination of asset impairment, self-insured liabilities for general and professional liability, workers' compensation and health and dental claims, valuation of conditional asset retirement obligations, and valuation of deferred tax assets. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

ALC considers highly liquid investments that have a maturity of 90 days or less to be cash equivalents. ALC has a centralized approach to cash management. ALC has deposits in banks that exceed Federal Deposit Insurance Corporation limits. Management believes the credit risk related to these deposits is minimal.

(c) Investments

Investments in marketable securities are stated at fair value. Investments with no readily determinable fair value are carried at cost. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in accumulated other comprehensive income, net of tax. ALC regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of income.

(d) Accounts Receivable

Accounts receivable are recorded at the net realizable value expected to be received from individual residents or their responsible parties ("private payers") and government assistance programs such as Medicaid.

At December 31, 2007 and 2006, the Company had approximately 60% and 43%, respectively, of its accounts receivable derived from private payer sources, with the balance owing under various state Medicaid programs. Although management believes there are no credit risks associated with government agencies other than possible funding delays, claims filed under the Medicaid program can be denied if not properly filed prior to a statute of limitations.

The Company periodically evaluates the adequacy of its allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payer type. Allowances for uncollectibility are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, the Company has developed internally-determined percentages for establishing an allowance for doubtful accounts, which are based upon historical collection trends for each payer type and age of the receivables. Accounts receivable that the Company specifically estimates to be uncollectible, based upon the above process, are fully reserved in the allowance for doubtful accounts until they are written off or collected. The Company wrote off accounts receivable of $0.8 million and $0.4 million in 2007 and 2006, respectively. Bad debt expense was $0.7 million for both 2007 and 2006.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method for financial reporting purposes at rates based upon the following estimated useful lives:

Buildings	30 to 40 years
Building improvements	5 to 20 years
Furniture and equipment	3 to 10 years
Leasehold improvements	The shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the residence is opened. Depreciation of the residence, including interest capitalized, is commenced the month after the residence is opened and is based upon the useful life of the asset, as outlined above. ALC capitalized interest expense of $0.1 million, $0.2 million and $0.5 million in 2007, 2006 and 2005, respectively.

Maintenance and repairs are charged to expense as incurred. When property or equipment is retired or disposed, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in the results of operations.

Depreciation expense for 2007 and 2006 was $15.4 million and $14.6 million, respectively.

(f) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to ALC, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted in the United States of America, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

Leases that are operating leases with defined scheduled rent increases are accounted for in accordance with FASB Technical Bulletin 85-3. The scheduled rent increases are recognized on a straight-line basis over the lease term.

(g) Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired net assets in excess of their fair market values. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and also reviewed at least annually for impairment. ALC performed its annual assessment in the fourth quarter and did not record an impairment of goodwill in 2007, 2006 or 2005. If circumstances arise which would indicate a potential impairment, an assessment would be performed at that time.

Resident relationships intangible assets are stated at the amount determined upon acquisition, net of accumulated amortization. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the time period to achieve optimal occupancy. The amortization period is subject to evaluation upon each acquisition and range from 36 to 48 months. Amortization of the resident relationships asset is included within amortization expense in the consolidated statements of income.

(h) Long-lived Assets

ALC assesses annually the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. ALC incurred an impairment of long-lived asset charge in continuing operations of $3.1 million on one property in 2006 and $1.9 million of impairment charges on two properties held in discontinued operations. There were no impairment charges in either 2007 or 2005. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less all associated costs of disposition. In addition, SFAS No. 144 requires separate reporting of discontinued operations to the component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Management considers such factors as current results, trends and future prospects, current market value, and other economic and regulatory factors, in performing these analyses.

(i) Self-insured Liabilities

ALC maintains business insurance programs with significant self-insured retentions, which cover workers' compensation, business automobile, and general and professional liability claims. ALC accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. ALC maintains a self-insured health benefits plan which provides medical benefits to employees electing coverage under the plan. ALC maintains a reserve for incurred but not reported medical claims based on historical experience and other assumptions. ALC uses independent actuarial firms to assist in determining the adequacy of general, professional and workers' compensation liability reserves.

(j) Stockholders' Equity and Parent's Investment

Until the Separation Date, ALC's Parent's Investment represented Extendicare's historical investment of capital into ALC, accumulated net earnings after taxes, offset by the inter-company transactions that result from the net withdrawals of cash from earnings of ALC. Prior to the Separation Date, it was not possible to segregate the component of Parent's Investment into equity and retained earnings.

EHSI managed cash on a centralized basis, and prior to the Acquisition did not retain any significant cash balances at assisted living residences. As a result, cash advances or withdrawals prior to and after the Acquisition were recorded in the Parent's Investment account.

After the Acquisition and before the Separation Date, EHSI maintained ALC's bank account, and until EHSI amended its senior secured credit facility (the "EHSI Revolving Credit Facility"), did not transfer cash between EHSI and ALC. However, after EHSI amended the EHSI Revolving Credit Facility in August 2005, EHSI converted back to its centralized approach to cash management and therefore periodically transferred all excess funds of ALC to EHSI's main cash deposit account. Transfers of cash to (from) EHSI reduced (increased) ALC's advance to EHSI.

In connection with the Separation, ALC authorized 400,000,000 shares of Class A Common Stock and issued 57,543,165 of such shares, $0.01 par value, and also authorized 75,000,000 shares of Class B Common Stock and issued 11,778,433 of such shares, $0.01 par value.

ALC has also authorized 25,000,000 shares of Preferred Stock, none of which has been issued as of December 31, 2007 and 2006.

Through December 31, 2006, 1,822,096 shares of ALC's Class B Common Stock were converted into 1,958,753 Class A Common Stock. During 2007, an additional 1,228,879 of ALC's Class B Common Stock were converted into 1,321,015 shares of Class A Common Stock. At December 31, 2007 and 2006, ALC had 56,131,873 and 59,501,918 shares of Class A Common Stock and 8,727,458 and 9,956,337 shares of Class B Common Stock outstanding, respectively.

On December 14, 2006, our Board of Directors authorized a share repurchase program of up to $20 million of our Class A Common Stock. On August 20, 2007 and December 18, 2007, the Board of Directors expanded the repurchase program by an additional $20 million and $25 million, respectively, bringing the total authorized share repurchase to $65 million through December 18, 2008. Shares may be repurchased in the open market or in privately negotiated transactions from time to time in accordance with appropriate SEC guidelines and regulations and subject to market conditions, applicable legal requirements, and other factors. As of December 31, 2006, no shares had been repurchased under the share repurchase program. As of December 31, 2007, 4,691,060 shares had been repurchased for a total cost of $39.1 million at an average cost of $8.34 per share. The stock repurchases were financed through existing funds and borrowings under our existing $100 million credit facility. Treasury stock has been accounted for using the cost method.

(k) Revenue Recognition

For 2007, 2006 and 2005 approximately 85%, 79% and 78%, respectively, of revenues were derived from private payers. The remainder of ALC's revenue was derived from state-funded Medicaid reimbursement programs. Revenues are recorded in the period in which services and products are provided at established rates. Revenues collected in advance are recorded as deferred revenue upon receipt and recorded to revenue in the period the revenues are earned.

From time to time, ALC collects new residency fees from private pay residents. These fees are non-refundable and generally used to prepare a residents room for occupancy. ALC defers these revenues and amortizes over the expected stay of private pay residents, which is approximately 14 months.

(l) Advertising Expense

Advertising costs are expensed as incurred. Advertising expense incurred for 2007, 2006 and 2005 totaled $1.7 million, $1.2 million and $1.6 million, respectively.

(m) Transaction Costs

ALC expensed transaction costs related to the Separation as incurred. During 2007 and 2006 ALC incurred

$0.1 million and $4.4 million of transaction costs related to the Separation. Extendicare partially funded the 2006 costs with a $4.1 million cash capital contribution. Transactions costs incurred in 2007 and 2006 related to the Dubuque, Iowa and Escanaba, Michigan acquisitions are included in the total purchase price of the respective acquisition and allocated as part of the purchase accounting. Transaction costs related to the HUD Loan refinancings are capitalized and amortized over the life of the associated debt.

(n) Interest

For periods prior to the Acquisition, interest expense was allocated to the EHSI assisted living residences based upon the assisted living residences' historic cost and the average borrowing rates for those periods. For periods after the Acquisition and prior to the Separation, interest charges are allocated based upon:

- any specific residence-based debt instruments in place prior to the Acquisition and before the Separation Date with the applicable interest charges;
- interest incurred by EHSI on the replacement of pre-acquisition date debt incurred prior to the Acquisition;
- for the residences owned by EHSI, based upon the assisted living residences' historic cost and average borrowing rates for those periods; and
- for the EHSI line of credit debt incurred on the Acquisition, the interest incurred based upon the average balance of the line of credit and EHSI's average interest rate on the line of credit.

For periods after the Separation Date interest is based on the specific debt instruments in place, and the amortization of deferred financing fees. Interest expense is reported net of interest income of $1.7 million, $0.9 million and $0.4 million in 2007, 2006 and 2005, respectively.

(o) Deferred Financing Costs

Costs associated with obtaining financing are capitalized and amortized over the term of the related debt. In 2006, the Company incurred $1.0 million of deferred financing costs in connection with its $100 million credit facility. These costs are being amortized over the life of the revolving credit facility agreement and amounted to $0.2 million in 2007 and $33,000 in 2006.

(p) Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders' equity which under GAAP are excluded from results of operations. In 2007 and 2006, this consists of unrealized (losses) gains on available for sale investment securities, net of any related tax effect.

	2007	2006	2005
		(In thousands)	
Net income	$ 17,179	$ 9,009	$ 12,342
Net unrealized (losses) gains	(427)	530	—
Total comprehensive income	$ 16,752	$ 9,539	$ 12,342

(q) Income Taxes

Prior to the Separation Date, ALC's results of operations are included in the consolidated federal tax return of ALC's most senior U.S. parent company, Extendicare Holdings, Inc. ("EHI"). Federal current and deferred income taxes payable (or receivable), are determined as if ALC had filed its own income tax returns. As of the Separation Date, ALC is responsible for filing its own income tax returns. In all periods presented, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for ALC on January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

The Company had $0.6 million of gross unrecognized tax benefits as of January 1, 2007. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.3 million as of January 1, 2007. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. As of January 1, 2007, we had accrued interest and penalties related to unrecognized tax benefits of $0.1 million. See Note 18 to the consolidated financial statements for additional disclosures related to FIN 48.

(r) Accounting for Acquisitions

ALC accounts for acquisitions in accordance with SFAS No. 141, "Business Combinations". In October 2002, the Emerging Issues Task Force ("EITF"), issued EITF 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination", which provides implementation guidance in accounting for intangible assets in accordance with FASB No. 141. ALC identifies and accounts for acquired customer and resident relationships pursuant to the provisions of EITF 02-17.

ALC assesses the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect to the valuation of the real estate acquired, ALC calculates the fair value of the land and buildings, or properties, using an "as if vacant" approach. The fair value of furniture and equipment is determined on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. ALC allocates the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. These estimates were based upon historical, financial and market information. Goodwill acquired on acquisition is not deductible for tax purposes.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average residence lease-up period, the average lease-up costs and the deficiency in operating profits relative to the residence's performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the residence and the expense is reflected in the depreciation and amortization line on the statement of operations.

Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management's estimate of the fair market value rate, measured over a period of either the average resident stay in the residence, or the period under which ALC can change the current contract rates to market. ALC uses the effective interest method to calculate amortization. The amortization period related to the in-place resident contracts for the Acquisition was 24 months and ended in January 2007. Amortization of below (or above) market resident contracts are included in revenues in the consolidated statements of income.

(s) New Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosures including the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007, and to interim periods within those fiscal years. The Company adopted SFAS No. 157 on January 1, 2008 and it has not had a material impact on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of this new statement on its consolidated financial statements and does not expect it to have a material effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

(t) Reclassifications

Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation. These reclassifications include the reporting of discontinued operations based upon actions implemented in 2006. Such reclassifications had no effect on previously reported net income or stockholders' equity.

4. ACQUISITIONS

On January 31, 2005, EHSI completed the Acquisition for a total purchase consideration of approximately $285 million, including the assumption of existing debt with a book value of approximately $141 million. The Acquisition was completed immediately subsequent to, and pursuant to, stockholder approval of the merger and acquisition agreement entered into on November 4, 2004, that provided for the acquisition of all of the outstanding shares and stock options of ALC for $18.50 per share. EHSI financed the acquisition by using approximately $29 million of cash on hand, a $55 million 6% Term Note due 2010 from EHI, and drawing $60 million from the EHSI Revolving Credit Facility. The $55 million Term Note and $60 million loan incurred from the EHSI Revolving Credit Facility have been accounted for as equity contributions for purposes of ALC's financial statements. On January 31, 2005, ALC had a portfolio of 177 assisted living facilities, comprised of 122 owned properties and 55 leased facilities representing 6,838 units, located in 14 states.

The financial position and results of operation of ALC are included in the consolidated balance sheets, statements of income and the consolidated statements of cash flows beginning February 1, 2005.

Below is pro forma income statement information of ALC prepared assuming the acquisition of ALC had occurred as of January 1, 2005. This pro forma information includes purchase accounting adjustments but does not include estimated cost savings.

	2005
	(In thousands)
Total revenues	$ 220,051
Income from continuing operations before income taxes	$ 20,560
Net income	$ 12,174

On November 1, 2006, the Company completed the acquisition of an assisted living residence in Escanaba, Michigan for $4.6 million which was paid in cash. The residence consists of 40 units and at the time of the acquisition was 100% occupied. The impact of total assets, revenue and earnings was not material. The Company's allocation of fair value resulted in $3.6 million, $0.4 million, $0.4 million and $0.2 million being allocated to building, furniture and equipment, goodwill and land, respectively.

On July 20, 2007, the Company completed the acquisition of a newly constructed 185 unit assisted/independent living residence in Dubuque, Iowa. At the time of the purchase, the residence was approximately 47% occupied. All are private pay residents. The purchase price including all fees and expenses was approximately $24.4 million and was paid in cash. The Company has included the results of operations of this residence since the date of acquisition. The Company's initial allocation of fair value resulted in $18.0 million, $4.1 million, $1.0 million and $0.6 million allocated to building, goodwill, land and furniture and equipment, respectively. In addition, the Company recorded a resident relationship intangible asset of $0.7 million related to the 85 existing residents at the time of the purchase. The resident relationship intangible will be amortized over the expected stay of these residents which is estimated to be 4 years.

5. INVESTMENTS

Investments, all of which are classified as available-for-sale, are stated at fair value based on market quotes, when available. Unrealized gains and losses, net of deferred taxes, are recorded as a component of other comprehensive income. No gains or losses were realized in 2007 or 2006, respectively. Investments consisted of the following at December 31:

	2007			2006		
	Cost	Fair Market Value	Unrealized Gain/(Loss)	Cost	Fair Market Value	Unrealized Gain/(Loss)
	(In thousands)					
Investments with unrealized gains	$ 2,321	$ 3,450	$ 1,129	$ 1,988	$ 3,067	$ 1,079
Investments with unrealized losses	2,147	1,146	(1,001)	2,475	2,265	(210)
Total investments	$ 4,468	$ 4,596	$ 128	$ 4,463	$ 5,332	$ 869

6. SUPPLIES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Supplies, prepaid expenses and other current assets consisted of the following at December 31:

	2007	2006
	(In thousands)	
Deposits	$ 2,482	$ 2,420
Prepaid expenses	3,303	4,810
Supplies	948	948
	$ 6,733	$ 8,178

7. PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation and amortization consisted of the following at December 31:

	2007	2006
	(In thousands)	
Land and land improvements	$ 26,619	$ 25,552
Buildings and improvements	402,644	369,857
Furniture and equipment	22,760	18,891
Leasehold improvements	2,012	508
Construction in progress	945	4,253
	454,980	419,061
Less accumulated depreciation and amortization	(59,839)	(44,449)
	$ 395,141	$ 374,612

In 2007 and 2006, buildings and improvements included $12.8 million for assets recorded under capital leases. Accumulated depreciation included $1.1 million and $0.8 million for assets recorded under capital leases in 2007 and 2006, respectively.

During both 2007 and 2006, ALC completed two construction projects for a total cost of approximately $5.8 million and $3.4 million, respectively, that resulted in increased operational capacity of 48 and 38 units, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following at December 31:

	2007	2006
	(In thousands)	
Resident relationship intangible, net	$ 827	$ 2,338
Goodwill	19,909	15,764
	$ 20,736	$ 18,102

Accumulated amortization for resident relationships intangible as of December 31, 2007 and 2006 was $6.3 million and $4.0 million, respectively. Amortization of the resident relationship intangible was $2.3 million, $2.1 million and $1.9 million for 2007, 2006 and 2005, respectively. In 2007, additional goodwill of $4.1 million was recorded in connection with the acquisition of a residence in Dubuque, Iowa. In 2006, additional goodwill of $0.4 million was recorded in connection with the acquisition of a residence in Escanaba, Michigan and goodwill was reduced by $0.1 million for purchase accounting tax adjustments.

Future amortization expense for resident relationship intangibles is estimated to be as follows (in thousands):

2008	$ 364
2009	188
2010	175
2011	97
2012	1
After 2012	2
	$ 827

9. RESTRICTED CASH

As of December 31, 2007, restricted cash consists of $5.7 million of cash deposits securing letters of credit, $3.1 million of cash deposits as security for Oregon Trust Deed Notes, and $0.1 million of cash deposits as security for HUD Insured Mortgages due 2036.

10. OTHER ASSETS

Other assets consisted of the following at December 31:

	2007	2006
	(In thousands)	
Property tax, insurance and capital expenditure trust funds	$ 1,546	$ 1,290
Deferred financing costs, net	925	999
Funds held under deferred compensation plan (Note 14)	656	430
Security deposits and other	209	462
	$ 3,336	$ 3,181

In connection with the $100 million credit facility in 2006 (Note 11), ALC incurred financing costs of approximately $1.0 million. In 2007 and 2006, ALC amortized $0.2 million and $33,000 of these fees through interest expense. The remainder will be amortized over the life of the $100 million credit facility through interest expense on a straight line basis.

11. LONG-TERM DEBT

Long-term debt consisted of the following at December 31:

	Interest Rate (1)	2007	2006
		(In thousands)	
6.24% Red Mortgage Capital Note, due 2014	6.51%	$ 35,128	$ 35,853
DMG Mortgage notes payable, interest rates ranging from 7.58% to 8.65%, due 2008	6.01%	24,878	26,107
Capital lease obligations, interest rates ranging from 2.84% to 13.54%, maturing through 2009	7.32%	11,386	11,832
Oregon Trust Deed Notes, interest rates ranging from 0% to 9.25%, maturing from 2021 through 2026	6.72%	8,995	9,247
HUD Insured Mortgages, interest rates ranging from 5.66% to 5.85%, due 2032	5.73%	4,282	—
HUD Insured Mortgages, bearing interest at 7.40%, due 2036	6.89%	—	4,514
HUD Insured Mortgage, bearing interest at 7.55%, due 2036	6.88%	3,050	3,083
$100 million credit facility bearing interest at LIBOR plus 150 basis points	6.42%	42,000	—
Long-term debt before current maturities		129,719	90,636
Less current maturities		26,543	2,732
Total long-term debt		$ 103,176	$ 87,904

(1) Interest rate is effective interest rate as of December 31, 2007.

6.24% Red Mortgage Capital Note due 2014

The Red Mortgage Capital Note has a fixed interest rate of 6.24%, with a 25-year principal amortization, and is secured by 24 assisted living residences with a carrying value of $55.1 million.

DMG Mortgage Notes Payable due 2008

DMG Mortgage Notes Payable ("DMG Notes") includes three fixed rate notes that are secured by 13 assisted living facilities located in Texas, Oregon and New Jersey with a combined carrying value of $30.6 million. The DMG Notes were entered into by subsidiaries of ALC and are subject to a limited guaranty by ALC. These notes collectively require monthly principal and interest payments of $0.2 million with balloon payments of $11.8 million, $5.3 million and $7.2 million due at maturity in May, August and December 2008, respectively. These loans bear interest at fixed rates ranging from 7.58% to 8.65%.

Capital Lease Obligations

In March 2005, ALC amended lease agreements, relating to five assisted living residences located in Oregon. The amended lease agreements provide ALC with an option to purchase the residences in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of $12.8 million was recorded, which represents the estimated market value of the properties as of the lease amendment date and also approximates the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009.

Oregon Trust Deed Notes

The Oregon Trust Deed Notes ("Oregon Revenue Bonds") are secured by buildings, land, furniture and fixtures of six Oregon ALC assisted living residences with a combined carrying value of $9.3 million. The notes are payable in monthly installments including interest at effective rates ranging from 0% to 9.25%.

Under debt agreements relating to the Oregon Revenue Bonds, ALC is required to comply with the terms of certain regulatory agreements until the scheduled maturity dates of the Oregon Revenue Bonds. Refer to Note 17 for details of the regulatory agreements.

HUD Insured Mortgages

The HUD insured mortgages (the "HUD Loans") include three separate loan agreements entered into in 2001 between subsidiaries of ALC and the lenders. The mortgages are each secured by a separate assisted living residence located in Texas with combined carrying value of $9.5 million.

During the third quarter of 2007, ALC completed the refinancing of two of the three HUD Loans. Prior to refinancing, the remaining combined principal amount due under the refinanced mortgages was $4.3 million at an average rate of 7.40% and an average maturity of 29 years. After refinancing the aggregate principal amount remained unchanged while the average rate decreased to 5.75% and the average maturity decreased to 25 years. Other terms on the refinanced HUD loans and our other HUD Loan remained substantially unchanged. As a result, $4.3 million of HUD Loans mature in September 2032 and $3.0 million matures in August 2036. After refinancing, the HUD loans bear interest ranging from 5.66% to 7.55% and average 6.35%. After the refinancing, we are required to make principal and interest payments of $47,357 per month. We do not have the option to prepay principal on the refinanced loans in the first two years. Prepayments may be made any time after the first two years, subject to a prepayment penalty of 8%, declining by 1% each year until expiration of the loans in July 2036.

$100 Million Credit Facility

On November 10, 2006, ALC entered into a five year, $100 million credit facility with General Electric Capital Corporation and other lenders. The facility is guaranteed by certain ALC subsidiaries that own approximately 64 of the residences in our portfolio and secured by a lien against substantially all of the assets of ACL and such subsidiaries. Interest rates applicable to funds borrowed under the facility are based, at ALC's option, on either a base rate essentially equal to the prime rate or LIBOR plus an amount that varies according to a pricing grid based on a consolidated leverage test; at December 31, 2007, this amount was 150 basis points. Under certain conditions, ALC may request a $50 million increase in the facility.

In general, borrowings under the facility are limited to five times ALC's consolidated EBITDA, which is generally defined as consolidated net income plus in each case, to the extent included in the calculation of consolidated net income, customary add-backs in respect of provisions for taxes, consolidated interest expense, amortization and depreciation, losses from extraordinary items, and other non-cash expenditures (including non-recurring expenses incurred by ALC in connection with the separation of ALC and Extendicare) minus in each case, to the extent included in the calculation of consolidated net income, customary deductions in respect of credits for taxes, interest income, gains from extraordinary items, and other non-recurring gains. ALC is subject to certain restrictions and financial covenants under the facility including maintenance of minimum consolidated leverage and minimum consolidated fixed charge coverage ratios. Payments for capital expenditures, acquisitions, dividends and stock repurchases may be restricted if ALC fails to maintain consolidated leverage ratio levels specified in the facility. In addition, upon the occurrence of certain transactions including but not limited to sales of property mortgaged to General Electric Capital Corporation and the other lenders, equity and debt issuances and certain asset sales, ALC may be required to make mandatory prepayments. ALC is also subject to other customary covenants and conditions. Outstanding borrowings under the line were $42.0 million as of December

31, 2007. We did not have any borrowings under the facility in 2006 and as of December 31, 2007 and 2006, ALC was in full compliance with all covenants and available borrowings under the facility were $58 million and $100 million, respectively. Commitment fees paid in 2007 and 2006 under the facility were $0.4 million and $0.1 million and were based upon a .375% unused commitment fee.

Unfavorable Market Value of Debt Adjustment

ALC debt in existence at the date of the Acquisition was evaluated and determined, based upon prevailing market interest rates, to be under valued. The unfavorable market value adjustment upon acquisition was $3.2 million. The market value adjustment is amortized on an effective interest basis, as an offset to interest expense, over the term of the debt agreements. The amount of amortization of the unfavorable market value adjustment for 2007, 2006 and 2005 was $0.7 million, $0.4 million and $0.6 million, respectively.

Principal Repayment Schedule

Principal payments on long-term debt due within the next five years and thereafter, as of December 31, 2007, are as follows (in thousands):

2008	$ 26,295
2009	12,156
2010	1,358
2011	43,448
2012	1,545
After 2012	44,482
[illegible]	129,284
Plus: Unamortized market value adjustment	435
Total debt	$ 129,719

Letters of credit

As of December 31, 2007, we had $8.6 million in outstanding letters of credit, the majority of which are secured by cash. Pearson maintains a $5.0 million letter of credit in favor of a third party professional liability insurer which is secured by cash. Approximately $2.2 million of the letters of credit provide security for workers' compensation insurance and the remaining $1.4 million of letters of credit are security for landlords of leased properties. All the letters of credit are renewed annually and have maturity dates ranging from January 2008 to November 2008. The $2.2 million and $1.4 million letters of credit are secured by 2 residences and $0.3 million in cash.

12. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2007	2006
	(In thousands)	
Property taxes, utilities and other taxes	$ 7,214	$ 6,554
Salaries and wages, fringe benefits and payroll taxes	5,657	5,304
Workers' compensation	3,435	3,709
Accrued operating expenses	927	2,550
Other	718	197
	$ 17,951	$ 18,314

ALC self insures for health and dental claims. In addition, ALC self insures for workers' compensation in all states, with the exception of Washington and Ohio where ALC participates in a state plan and Texas where ALC is insured with a third-party insurer.

13. ACCRUAL FOR SELF-INSURED GENERAL AND PROFESSIONAL LIABILITIES

Prior to the Separation, ALC insured general and professional liability risks with Laurier Indemnity Company

Ltd. ("Laurier"), an affiliated insurance subsidiary of Extendicare and other third-party insurers. ALC insured through Laurier on a claims made basis above specified self-insured retention levels. Laurier insured above ALC's self-insured retention levels and had re-insured for significant or catastrophic risks up to a specified level through a third party insurer. The insurance policies covered comprehensive general and professional liability (including malpractice insurance) for ALC's health providers, assistants and other staff as it related to their respective duties performed on ALC's behalf and employers' liability in amounts and with such coverage and deductibles as determined by ALC, based on the nature and risk of its businesses, historical experiences, availability and industry standards. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities. Self-insured liabilities prior to the Acquisition were insignificant. Subsequent to the Separation ALC insured through Pearson under substantially the same terms as with Laurier.

Management regularly evaluated the appropriateness of the premiums paid to Laurier and continues to evaluate the premiums paid to Pearson through independent third party insurers and of the self-insured liability through an independent actuarial review. Management believes that the methods for pricing and evaluating the Laurier insurance coverage and the Pearson coverage are reasonable and that the historical cost of similar coverage would not have been materially different if ALC had obtained such coverage from third parties. General and professional liability claims are the most volatile and significant of the risks for which ALC self insures. Management's estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation. In addition, ALC estimates the amount of general and professional liability claims it will pay in the subsequent year and classifies this amount as a current liability.

Following is a summary of activity in the accrual for self-insured general and professional liabilities:

	2007	2006
	(In thousands)	
Balances at beginning of year	$ 1,471	$ 1,327
Cash payments	(308)	(271)
Provisions	78	415
Balances at end of year	$ 1,241	$ 1,471
Current portion	$ 300	$ 300
Long-term portion	941	1,171
Balances at end of year	$ 1,241	$ 1,471

14. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at December 31:

	2007	2006
	(In thousands)	
Unfavorable lease adjustment as lessee	$ 2,970	$ 3,401
Future lease commitments	3,682	3,114
Deferred compensation	2,559	1,801
Asset retirement obligation	233	219
	$ 9,444	$ 8,535

Unfavorable Lease Adjustment as Lessee

ALC evaluated the leases in existence at the date of the Acquisition and determined, based upon future discounted lease payments over the remaining terms of the leases, an excess was to be paid, as compared to the market, based upon the operating cash flows of the leased facilities. The unfavorable lease liability upon acquisition was $4.0 million. The unfavorable lease liability is amortized on a straight-line basis, as an offset to lease expense, over the term of the lease agreements. The amount of unfavorable lease amortization for 2007, 2006 and 2005 was $0.4 million, $0.1 million and $0.1 million, respectively.

Future Lease Commitments

Future lease commitments represent the cumulative excess of lease expense computed on a straight-line basis for the lease term over actual lease payments. Under FASB Technical Bulletin 85-3, the effects of scheduled rent increases, which are included in minimum lease payments under SFAS No. 13, Accounting for Leases, are recognized on a straight-line basis over the lease term.

Deferred Compensation

ALC implemented an unfunded deferred compensation plan in 2005 which is offered to all company employees defined as highly compensated by the Internal Revenue Code in which participants may defer up to 10% of their base salary. ALC matches up to 50% of the amount deferred. Expenses incurred by ALC under the deferred compensation plan were $142,179, $149,000 and $43,000 in 2007, 2006 and 2005, respectively.

ALC implemented a non-qualified deferred compensation plan in 2005 covering certain executive employees. Expenses incurred from ALC contributions under the plan were $226,205, $63,000 and $26,000 in 2007, 2006 and 2005, respectively. Assets related to the plan are recorded as other non-current assets on the Consolidated Balance Sheet and were $0.7 million and $0.4 million as of December 31, 2007 and 2006, respectively.

Other Employee Pension Arrangements

ALC maintains defined contribution retirement 401(k) savings plans, which are made available to substantially all employees. Effective January 1, 2006 for ALC, and previously for EHSI, ALC paid a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeiture. Expenses incurred by ALC related to the 401(k) savings plans were $185,829, $211,000 and $26,000 in 2007, 2006 and 2005, respectively.

Asset retirement obligation

The Company determined that a conditional asset retirement obligation exists for asbestos remediation in 1 of its residences. Although not a current health hazard in its assisted living residence, upon renovation, the Company may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

15. TRANSACTIONS WITH EXTENDICARE AND AFFILIATES

Extendicare and its affiliates were no longer an affiliate of ALC effective with the Separation Date. The following is a summary of ALC's transactions with Extendicare and its affiliates in 2006 and 2005:

Insurance

Prior to the Separation Date, ALC insured certain risks with Laurier and third party insurers. The consolidated statements of income for 2006 and 2005 include intercompany insurance premium expenses of $0.9 million and $0.7 million, respectively.

Computer, Accounting and Administrative Services

ALC was provided with computer hardware and software support services from Virtual Care Provider, Inc., a wholly owned subsidiary of Extendicare. The cost of services was based upon rates that are estimated to be equivalent to those from unaffiliated sources and was $1.7 million and $1.0 million for 2006 and 2005, respectively. On August 31, 2007, we terminated our contract with VCPI for information technology services and now provide these services in-house. In addition, ALC was provided payroll and benefits, financial management and reporting, tax, legal, human resources and reimbursement services from EHSI. The cost was based upon actual incremental costs of the services provided and was $0.9 million and $0.7 million for 2006 and 2005, respectively.

16. LEASE COMMITMENTS

As of December 31, 2007, as a lessee, ALC was committed under non-cancelable leases requiring future minimum rentals as follows:

	Capital Lease	Operating Leases	Total
		(In thousands)	
2008	$ 1,215	$ 14,448	$ 15,663
2009	11,557	14,717	26,274
2010	—	14,946	14,946
2011	—	14,301	14,301
2012	—	12,067	12,067
After 2012	—	24,551	24,551
Total minimum lease payments	$ 12,772	$ 95,030	$ 107,802
Less amounts representing interest (at rates from 2.8% to 13.5%)	1,385		
Present value of net minimum capital lease payments	11,387		
Less current maturities of capital lease obligations	505		
Capital lease obligations, excluding current maturities	$ 10,882		

Lease agreement with LTC Properties, Inc.

Effective January 1, 2005, ALC entered into two new master lease agreements with LTC Properties, Inc. ("LTC") relating to 37 residences leased to ALC by LTC. Under the terms of the master lease agreements, ALC agreed to increase the annual rent paid to LTC by $250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10 year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms, to be exercised at the option of ALC. There are no significant economic penalties to ALC if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2007 through 2009 are $10.2 million, $10.7 million and $10.9 million, respectively. The minimum rent will increase by 2% over the prior year's minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase a minimum of 2% over the minimum rent of the immediately preceding year. In accordance with FASB Technical Bulletin 85-3, ALC accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.

LTC obtained financing for five of the leased properties in the State of Washington through the sale of revenue bonds that contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. Refer to Note 17 for further details.

Lease agreement with Assisted Living Facilities, Inc. ("ALF")

ALC has leases for five properties in the State of Oregon with ALF that contain options to purchase the properties in July 2009. The options were determined to be at bargain purchase prices, requiring that the classification of these leases as capital leases (see Note 11). ALF obtained financing for these properties through the sale of revenue bonds that contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. In addition, upon exercise of the option to purchase, ALC would be required to assume the underlying revenue bonds. See Note 17 for further details. In addition, a capital replacement escrow account is required to be maintained for the ALF leases to cover future expected capital expenditures.

17. COMMITMENTS AND CONTINGENCIES

Revenue Bonds

ALC owns six assisted living facilities in Oregon, financed by Oregon Revenue Bonds that mature between 2021 through 2026. Under the terms and conditions of the debt agreements, ALC is required to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the revenue bonds outlined below.

In addition, ALC formerly financed 15 assisted living facilities located in the States of Washington, Idaho and Ohio by revenue bonds that were prepaid in full in December 2005. The aggregate amount of the revenue bonds upon repayment was $21.1 million. However, despite the prepayment of the revenue bonds, under the terms and conditions of the debt agreements, ALC is required to continue to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the revenue bonds. The original scheduled maturity dates were 2018 for the Washington Revenue Bonds, 2017 for the Idaho Revenue Bonds, and 2018 for the Ohio Revenue Bonds.

Under the terms of the debt agreements relating to the revenue bonds, ALC is required, among other things, to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. This condition is required in order to preserve the federal income tax exempt status of the revenue bonds during the term they are held by the bondholders. There are additional requirements as to the age and physical condition of the residents that ALC must also comply. ALC must also comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the State of Oregon, Housing and Community Services Department, for the Oregon Revenue Bonds, the Washington State Housing Finance Commission for the former Washington Revenue Bonds, the Ohio Housing Finance Commission for the former Ohio Revenue Bonds, and Idaho Housing and Community Services for the former Idaho Revenue Bonds. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs.

In addition, ALC leases five properties from ALF in Oregon and five properties from LTC in Washington that were financed through the sale of revenue bonds and contain certain terms and conditions within the debt agreements. ALC must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease for ALC. The leases require, among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which the Company must also comply. Pursuant to the lease agreements with ALF and LTC, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement.

Expansion Plans

On February 27, 2007, we announced plans to add a total of 400 units onto our existing owned residences. As of December 31, 2007, we had finished the design phase on most expansion units and were receiving construction bids on the additions. To date, bids have been consistent with our original estimated cost of $125,000 per unit. Construction is expected to be completed during the second half of 2008. Following construction of the additions, we expect to take an additional 12 months to stabilize occupancy (as well as cash flow at the expanded residences).

Insurance and Self-insured Liabilities

ALC insured certain risks with affiliated insurance subsidiaries and third-party insurers prior to the Separation and insures these risks with a wholly owned subsidiary and third-party insurers subsequent to the Separation. The insurance policies cover comprehensive general and professional liability (including malpractice insurance) for ALC's health providers, assistants and other staff as it relates to their respective duties performed on ALC's behalf, workers' compensation and employers' liability in amounts and with such coverage and deductibles as determined by ALC, based on the nature and risk of its businesses, historical experiences, availability and industry standards. ALC also self insures for health and dental claims, in certain states for workers' compensation and employer's liability and for general and professional liability claims up to a certain amount per incident. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities.

Litigation

ALC is subject to claims and lawsuits in the ordinary course of business. The largest category of these relates to workers' compensation. ALC records reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, ALC has not recognized in the accompanying consolidated financial statements all potential liabilities that may result. While it is not possible to estimate the final outcome of the various proceedings at this time, such actions generally are resolved within amounts provided. If adversely determined, the outcome of some of these matters could have material adverse effect on ALC's business, liquidity, financial position or results of operations.

18. INCOME TAXES

ALC's results of operations are included in a consolidated federal tax return.

The income tax expense (benefit) consists of the following for the years ended December 31:

	2007	2006	2005
		(In thousands)	
Federal:			
Current	$ 7,951	$ 6,529	$ 4,286
Deferred	234	1,042	2,612
Total Federal	8,185	7,571	6,898
State:			
Current	1,902	609	448
Deferred	225	547	773
Total State	2,127	1,156	1,221
Total income tax expense	$ 10,312	$ 8,727	$ 8,119

The differences between the effective tax rates on income before income taxes and the United States federal income tax rate are as follows:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in tax rate resulting from:			
Non-deductible stock issuance cost	—	5.9	—
State income taxes, net of federal income tax benefit	4.7	3.9	3.8
Work opportunity credit	(0.0)	(0.1)	(0.1)
Deductible goodwill amortization	(1.6)	(0.4)	—
Other, net	(0.6)	1.0	0.3
Effective tax rate	37.5%	45.3%	39.0%

ALC made payments to Extendicare of $0 million, $6.1 million and $5.2 million in 2007, 2006 and 2005, respectively, for federal income taxes.

Unrecognized tax benefits — FIN 48

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

The Company had $0.6 million of gross unrecognized tax benefits as of January 1, 2007. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.3 million as of January 1, 2007. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. As of January 1, 2007, we had accrued interest and penalties related to unrecognized tax benefits of $0.1 million.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$ 570
Increases in tax positions for prior years	60
Gross unrecognized tax benefits at December 31, 2007	$ 630

Included in the balance of unrecognized tax benefits at December 31, 2007 and January 1, 2007 are tax positions related to past state income tax filings which will not reoccur in the future. There are no unrecognized tax benefits related to federal income tax issues.

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.3 million at December 31, 2007. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. At December 31, 2007, we had accrued interest and penalties related to unrecognized tax benefits of $0.2 million.

ALC and its subsidiaries file income tax returns in the U.S. and in various state and local jurisdictions. At December 31, 2007, ALC is under examination by the Internal Revenue Service (IRS) for calendar year 2004. Tax returns for all years after 2003 are open for examination by tax authorities. See Note 24 for further developments on the resolution of the 2004 audit. Our gross unrecognized tax benefits balance will not change upon completion of the exam.

The components of the net deferred tax assets and liabilities as of December 31 are as follows:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Employee benefit accruals	$ 3,464	$ 3,041
Accrued liabilities	326	726
Accounts receivable reserves	391	508
Deferred Revenue	387	—
Operating loss carryforwards (net of valuation allowance)	12,732	14,755
Goodwill/Intangibles	908	121
Fair value adjustment for leases	1,340	1,520
Fair value adjustment for debt	171	422
Deferred financing fee	481	661
Alternative minimum tax carry forward	870	898
Other assets	2,651	2,576
Total deferred tax assets	23,721	25,228
Deferred tax liabilities:		
Depreciation	27,502	27,136
Miscellaneous	1,147	1,686
Total deferred tax liabilities	28,649	28,822
Net deferred tax assets (liabilities)	$ (4,928)	$ (3,594)

	2007	2006
	(In thousands)	
Deferred tax assets (liabilities) as presented on the Consolidated Balance Sheet:		
Current deferred tax assets	$ 4,080	$ 1,552
Long-term deferred tax (liabilities)	(9,008)	(5,146)
Net deferred tax liabilities	$ (4,928)	$ (3,594)

ALC paid state income taxes of $1.9 million, $0.6 million and $0.8 million in 2007, 2006 and 2005, respectively.

ALC has $52.6 million (before an $18.4 million valuation allowance) of net operating losses available for federal income tax purposes, which will expire between 2009 and 2025. These net operating losses were partially generated prior to and after ALC's emergence from bankruptcy on January 1, 2002. The emergence from bankruptcy created an ownership change as defined by the IRS. Section 382 of the Internal Revenue Code imposes limitations on the utilization of the loss carryforwards and built-in losses after certain ownership changes of a loss company. ALC was deemed to be a loss company for these purposes. Under these provisions, ALC's ability to utilize the pre-acquisition loss carryforwards generated prior to ALC's emergence from bankruptcy and built-in losses in the future will generally be subject to an annual limitation of approximately $1.6 million. Any unused amount is added to and increases the limitation in the succeeding year. ALC's net unrealized built-in losses were $42.8 million as of December 31, 2007, and $42.5 million as of December 31, 2006. The deferred tax assets include loss carryforwards and built-in losses and their related tax benefit available to ALC to reduce future taxable income within the allowable IRS carryover period.

The Acquisition also created an ownership change as defined under Section 382 of the Internal Revenue Code. ALC's loss carryforwards generated subsequent to its emergence from bankruptcy are available to ALC subject to an annual limitation of approximately $5.5 million. Any unused amount is added to and increases the limitation in the succeeding year.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not ALC will realize the benefits of these deductible differences, net of the valuation allowances.

19. EARNINGS PER SHARE

ALC computes earnings per share in accordance with SFAS No. 128, *Earnings Per Share*. SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted, and present per share data for all periods in which statements of operations are presented. For all periods prior to December 31, 2006, basic and diluted earnings per share are computed using our shares outstanding as of the Separation Date. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of common stock and common stock equivalents outstanding. Common stock equivalents consist of incremental shares available upon conversion of Class B Common Stock.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for 2007, 2006 and 2005:

	2007	2006	2005
	(In thousands, except per share data)		
Basic earnings per share calculation:			
Income from continuing operations	$ 17,179	$ 10,535	$ 12,710
Loss from discontinued operations, net of tax	—	(1,526)	(368)
Net income to common stockholders	$ 17,179	$ 9,009	$ 12,342
Weighted average of common shares outstanding	68,172	69,326	69,322
Income from continuing operations	$ 0.25	$ 0.15	$ 0.18
Loss from discontinued operations, net of tax	—	(0.02)	—
Basic net income per share	$ 0.25	$ 0.13	$ 0.18
Diluted earnings per share calculation:			
Income from continuing operations	$ 17,179	$ 10,535	$ 12,710
Loss from discontinued operations, net of tax	—	(1,526)	(368)
Net income to common stockholders	$ 17,179	$ 9,009	$ 12,342
Weighted average of common shares outstanding	68,172	69,326	69,322
Assumed conversion of Class B shares	691	879	883
Diluted weighted average of common shares outstanding	68,863	70,205	70,205
Income from continuing operations	$ 0.25	$ 0.15	$ 0.18
Loss from discontinued operations, net of tax	—	(0.02)	—
Diluted net income per share	$ 0.25	$ 0.13	$ 0.18

20. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of ALC's financial instruments at December 31 are as follows:

	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
ASSETS:				
Cash and cash equivalents	$ 14,066	$ 14,066	$ 19,951	$ 19,951
Investments	4,596	4,596	5,332	5,332
Supplies, prepaid expenses and other current assets:				
Deposits	2,482	2,482	2,420	2,420
Other assets (long-term):				
Restricted cash	8,943	8,943	10,947	10,947
Cash designated for acquisition	14,864	14,864	—	—
Property tax, insurance and capital expenditure trust funds	1,546	1,546	1,290	1,290
Fund held under deferred compensation plan	656	656	430	430
Security deposits	151	151	462	462
LIABILITIES:				
Long-term debt, including current maturities	$129,719	$131,896	$ 90,636	$ 90,862

Trade receivables and payables have an estimated market value equal to their carrying value. The fair value of long-term debt is estimated based on approximate borrowing rates currently available to ALC for debt equal to the existing debt maturities.

21. DISCONTINUED OPERATIONS

There were no discontinued operations during 2007. The following is a summary of the results of operations for residences that were disposed of in 2006 and 2005.

	2006	2005
	(In thousands)	
Revenues	$ 541	$ 2,900
Residence operations (exclusive of depreciation and amortization and residence lease expense shown below)	863	3,021
Residence lease expense	118	399
Depreciation and amortization	60	171
Loss on impairment of long-lived assets	1,938	—
Loss from discontinued operations	(2,438)	(691)
Interest (expense) income	(7)	(1)
Loss from discontinued operations before income taxes	(2,445)	(692)
Income tax benefit	919	324
Net loss from discontinued operations	$ (1,526)	$ (368)

The above summary of discontinued operations includes the following:

(a) Closure and Disposition of Assisted Living Residence in Texas

In the first quarter of 2006, due to future capital needs of the residence and poor financial performance, ALC decided to close an assisted living residence (60 units) located in San Antonio, Texas and actively pursue the disposition of the property on the market. In the first quarter of 2006 certain required structural costs were identified which resulted in the decision to close the residence. As a result, ALC has reclassified the financial results of this residence to discontinued operations and recorded an impairment charge of $1.7 million.

(b) Closure of Assisted Living Residences in Washington

In the first quarter of 2006, the lease term ended for an assisted living residence (63 units) in Edmonds, Washington, and ALC decided to terminate its operations due to poor financial performance. ALC concluded its relationship with the landlord on April 30, 2006. As a result, ALC has reclassified the financial results of this residence to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.

(c) Closure of Assisted Living Residence in Oregon

In the first quarter of 2006, due to poor financial performance, ALC decided to close an assisted living residence (45 units) located in Klamath Falls, Oregon. The remaining assets were written off and resulted in an impairment charge of $0.2 million.

(d) Conversion of Assisted Living Units

In addition, a 12-unit facility in Washington was discontinued in 2005. These units were within a larger skilled nursing facility and were converted to skilled nursing units.

22. QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following is a summary of our unaudited quarterly results of operations for 2007 and 2006.

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
2007					
Revenues	$ 57,521	$ 57,426	$ 57,898	$ 56,502	$ 229,347
Income from continuing operations before taxes	7,625	6,728	6,819	6,319	27,491
Net income	4,727	4,172	4,225	4,055	17,179
Basic earnings per common share:					
Income from continuing operations	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25
Loss from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Basic net income per share	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25
Diluted earnings per common share:					
Income from continuing operations	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25
Loss from discontinued operations, net of tax	0.00	0.00	0.00	0.00	0.00
Diluted net income per share	$ 0.07	$ 0.06	$ 0.06	$ 0.06	$ 0.25

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)				
2006					
Revenues	$ 56,776	$ 56,998	$ 58,820	$ 58,554	$ 231,148
Income from continuing operations before taxes	5,667	4,379	1,698	7,518	19,262
Loss from discontinued operations, net of tax	(1,168)	(105)	(225)	(28)	(1,526)
Net income	2,310	1,832	296	4,571	9,009
Basic earnings per common share:					
Income from continuing operations	$ 0.05	$ 0.03	$ 0.01	$ 0.07	$ 0.15
Loss from discontinued operations, net of tax	(0.02)	0.00	0.00	0.00	(0.02)
Basic net income per share	$ 0.03	$ 0.03	$ 0.01	$ 0.07	$ 0.13
Diluted earnings per common share:					
Income from continuing operations	$ 0.05	$ 0.03	$ 0.01	$ 0.07	$ 0.15
Loss from discontinued operations, net of tax	(0.02)	0.00	0.00	0.00	(0.02)
Diluted net income per share	$ 0.03	$ 0.03	$ 0.01	$ 0.07	$ 0.13

23. LONG-TERM EQUITY-BASED COMPENSATION PROGRAM

Effective October 31, 2006, the Board of Directors approved and adopted and our sole stockholder approved the Assisted Living Concepts, Inc. 2006 Omnibus Incentive Compensation Plan (the "2006 Omnibus Plan"). The 2006 Omnibus Plan is administered by the Compensation/Nomination/Governance Committee of the Board of Directors (the "Committee") and provides for grants of a variety of incentive compensation awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash incentive awards and other equity-based or equity-related awards (performance awards).

A total of 4,000,000 shares of our Class A Common Stock are reserved for issuance under the 2006 Omnibus Plan. Awards with respect to a maximum of 200,000 shares may be granted to any one participant in any fiscal year (subject to adjustment for stock distributions or stock splits). The maximum aggregate amount of cash and other property other than shares that may be paid or delivered pursuant to awards to any one participant in any fiscal year is $2 million.

On March 30, 2007, the Committee approved the 2007 Long-Term Equity-Based Compensation Program and granted awards of tandem non-qualified stock options and stock appreciation rights ("Options/SARs") to certain key employees (including executive officers) under the terms of the 2006 Omnibus Plan. The aggregate maximum number of Options/SARs granted to all participants was 380,000. The Options/SARs had both time vesting and performance vesting features. If the established performance goals (related to reductions in Medicaid occupancy and maintenance of overall occupancy) were achieved in fiscal 2007, the Options/SARs would become exercisable in one third increments on the first, second and third anniversaries of the grant date. Once exercisable, awards could be exercised either by purchasing shares of Class A Common Stock at the exercise price or exercising the stock appreciation right. The Committee has sole discretion to determine whether stock appreciation rights are settled in shares of Class A Common Stock, cash or a combination of shares of Class A Common Stock and cash. The Options/SARs had an exercise price of $11.80, the closing price of the Class A Common Stock on the New York Stock Exchange on the grant date, and expire five years from the grant date. On February 26, 2008, the Committee determined that the performance goals were not achieved and Options/SARs expired without becoming exercisable.

In December 2004, the FASB issued SFAS No. 123 (revised), *Share-Based Payment* ("SFAS No. 123R"), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS No. 123R requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock awards. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized when incurred. ALC adopted SFAS 123R in connection with its initial grants of Options/SARs effective March 30, 2007. A summary of Options/SARs activity for 2007 is presented below.

	# Options / SARs	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)
Outstanding on January 1, 2007	—	—	
Granted	380,000	$ 11.80	
Exercised	—	—	
Cancelled/Forfeited	60,000	—	
Outstanding on December 31, 2007	320,000	$ —	$ —
Options Exercisable on December 31, 2007	—	$ —	$ —
Weighted average fair value of options	$ —		
Weighted average contractual term	—		

ALC uses the Black-Scholes option value model to estimate the fair value of stock options and similar instruments. Stock option valuation models require various assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, and forfeiture rate. In estimating the fair value of the Options/SARs granted on March 30, 2007, ALC used a risk free rate equal to the five year U.S. Treasury yield in effect on the grant date. The expected life of the Options/SARs (five years) was estimated using expected exercise behavior of option holders. Expected volatility was based on an average of a peer group's historical volatility for a period equal to the Options/SARs' expected life, ending on the date of grant. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. Because of a lack of history, the forfeiture rate was estimated at 0 percent of the Options/SARs awarded. The Options/SARs have characteristics that are significantly different from those of traded options and changes in the various input assumptions can materially affect the fair value estimates. The fair value of the Options/SARs was estimated at the date of grant using the following weighted average assumptions.

	2007
Expected life from grant date (in years)	5
Risk-free interest rate	5.45%
Volatility	53.1%
Dividend yield	—
Weighted average fair value (per share)	$ 6.01

The grant of the Options/SAR's had no impact on the diluted number of shares in 2007. It was determined that the performance goals (related to reductions in Medicaid occupancy and maintenance of overall occupancy) were not achieved at the end of the year. As a result, no compensation expense was recorded in 2007. Unrecognized compensation cost at December 31, 2007, is $0.

24. SUBSEQUENT EVENTS

On January 1, 2008, we acquired the operations of eight assisted living residences consisting of a total of 541 leased units for a purchase price including fees and expenses of $14.9 million. The lease has an initial term expiring in March 2015 with three five-year renewal options. We financed this transaction with borrowings under our $100 million credit facility. In connection with the lease, the Company guarantees certain quarterly minimum occupancy levels and are subject to net worth, minimum capital expenditure requirements per residence, per annum and minimum fixed charge coverage ratios. Failure to comply with these covenants could result in an event of default on the lease.

As was disclosed in Note 18 "Income Taxes," ALC was under examination by the IRS for calendar year 2004. In March 2008, the Company entered into a settlement agreement with the IRS. As a result of this settlement the Company will reverse $2.4 million of valuation allowance recorded at December 31, 2007, against goodwill in the first quarter of 2008, as this is the period in which management has determined that its tax position would be sustained upon examination. See Note 18.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 12, 2008.

ASSISTED LIVING CONCEPTS, INC.

By: /s/ Laurie A. Bebo
Laurie A. Bebo
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:		
/s/ Laurie A. Bebo Laurie A. Bebo	Principal Chief Executive Officer and Director	March 12, 2008
Principal Financial Officer and Principal Accounting Officer:		
/s/ John Buono John Buono	Senior Vice President, Chief Financial Officer and Treasurer	March 12, 2008
(1) Alan Bell	Director	
(1) Jesse C. Brotz	Director	
(1) Derek H.L. Buntain	Director	
(1) David J. Hennigar	Director	
(1) Malen S. Ng	Director	
(1) Melvin A. Rhinelander	Director	
(1) Charles H. Roadman II, MD	Director	
/s/ Michael J. Spector Michael J. Spector	Director	March 12, 2008

(1) Michael J. Spector, by signing his name hereto, does hereby sign and execute this report on behalf of each of the above named directors of Assisted Living Concepts, Inc. pursuant to powers of attorney executed by each such director and filed with the Securities and Exchange Commission as an exhibit to this report.

By: /s/ Michael J. Spector — March 12, 2008
Michael J. Spector, *Attorney in Fact*



EXHIBIT INDEX TO 2007 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Description
2.1	Arrangement Agreement (incorporated by reference to Exhibit 2.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2	Separation Agreement (incorporated by reference to Exhibit 2.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2.1	Tax Allocation Agreement (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
2.2.2	Agreement for Payroll and Benefit Services (incorporated by reference to Exhibit 2.2.2 to Assisted Living Concepts, Inc. on Form 10-K filed on March 28, 2007, File No. 001-13498)
2.2.3	Agreement for Reimbursement Services (incorporated by reference to Exhibit 10.3 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
3.1	Amended and Restated Articles of Incorporation
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
4.1	Article V of the Amended and Restated Articles of Incorporation, Article II of the Amended and Restated Bylaws, and other relevant portions of Exhibits 3.1 and 3.2 above defining the rights of security holders
4.2	Credit Agreement dated as of November 10, 2006 (incorporated by reference to Exhibit 10.7 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498) Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request
10.1	Separation Agreement (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)
10.2	2006 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)*
10.3	Employment Agreement — Laurie A. Bebo (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on August 25, 2006, File No. 001-13498)*
10.4	Employment Agreement — John Buono (incorporated by reference to Exhibit 10.5 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)*
10.5	Employment Agreement — Eric B. Fonstad (incorporated by reference to Exhibit 10.6 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)*
10.6	Employment Agreement — Walter A. Levonowich (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on August 25, 2006, File No. 001-13498)*
10.7	Credit Agreement dated as of November 10, 2006 (incorporated by reference to Exhibit 10.7 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498) (Also included as Exhibit 4.2 above)
10.8	Summary of Director Compensation (incorporated by reference to Exhibit 10.8 to Assisted Living Concepts, Inc.'s Form 10-K filed on March 28, 2007, File No. 001-13498)*
10.9	Form of Purchase and Sale Agreement pertaining to EHSI assisted living facilities (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Assisted Living Concepts, Inc.'s Form 10 Registration filed on July 21, 2006, File No. 001-13498)

10.10 Master Lease Agreement (I) between LTC Properties, Inc. and Texas-LTC Limited Partnership, as Lessor, and Assisted Living Concepts, Inc. and Extendicare Health Services, Inc., as Lessee, dated January 31, 2005 (incorporated by reference to Exhibit 10.5 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on June 7, 2006, File No. 001-13498)

10.11 Master Lease Agreement (II) between LTC Properties, Inc. as Lessor, and Assisted Living Concepts, Inc., Carriage House Assisted Living, Inc. and Extendicare Health Services, Inc., as Lessee, dated January 31, 2005 (incorporated by reference to Exhibit 10.6 to Assisted Living Concepts, Inc.'s Form 10 Registration Statement filed on June 7, 2006, File No. 001-13498)

10.12 Amended and Restated Master Lease Agreement, dated as of January 1, 2008, between subsidiaries of Assisted Living Concepts, Inc. and Ventas Realty, Limited Partnership (incorporated by reference to Exhibit 10.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated December 31, 2008, File No. 001-13498)

10.13 Guaranty of Lease dated as of January 1, 2008, by Assisted Living Concepts, Inc. for the benefit of Ventas Realty, Limited Partnership (incorporated by reference to Exhibit 10.2 to current report of Assisted Living Concepts, Inc. on Form 8-K dated December 31, 2007, File No. 001-13498)

10.14 Form of 2008 Cash Incentive Compensation Award Agreement as approved February 26, 2008*

21.1 Subsidiaries of Assisted Living Concepts, Inc.

24.1 Powers of Attorney

31.1 Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) or Rule 15d- 14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1 Information Statement of Assisted Living Concepts, Inc. dated November 10, 2006 (incorporated by reference to Exhibit 99.1 to current report of Assisted Living Concepts, Inc. on Form 8-K dated November 10, 2006, File No. 001-13498)

---

* Denotes management contract or executive compensation plan or arrangement required to be filed pursuant to Item 15 of Form
10-K.



Board of Directors

David J. Hennigar (E)
Chairman
Chairman of Annapolis Group Inc., High Liner Foods Incorporated and Aquarius Coatings Inc. Chairman and CEO of Landmark Global Financial Corporation and Chairman and founder of Acadian Securities Inc. Director of Crombie Real Estate Investment Trust, MedX Health Corp., Sentex Systems Ltd., SolutionInc Technologies Limited, and VR Interactive Corporation.

Mel Rhinelander (E)
Vice Chairman
Trustee and Vice Chair of Extendicare Real Estate Investment Trust and director of Empire Company Limited

Laurie A. Bebo
President and Chief Executive Officer of Assisted Living Concepts, Inc.

Malen S. Ng (A)
Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario. Director of Empire Company Limited and Jacques Whitford.

Alan Bell (CNG), (A)
Corporate partner of the law firm of Bennett Jones LLP specializing in mergers and acquisitions, private and public financing and corporate governance.

Charles H. Roadman II, MD (A)
Retired President and Chief Executive Officer of the American Health Care Association and the former Surgeon General of the U.S. Air Force.

Jesse Brotz (A)
Director of Scotia Investments Limited

Mike J. Spector (CNG)
Retired Chair and Managing Partner of Quarles & Brady LLP

Derek H.L. Buntain (E), (CNG), (A)
President of The Dundee Bank, a private bank offering banking services to international clients, and President and Chief Executive Officer of Goodman & Company (Bermuda) Limited.

(A) Audit Committee member
(CNG) Compensation/Nominating/Governance Committee member
(E) Executive Committee member

More information about our Directors can be found in our Proxy Statement. Copies of our Audit Committee, Compensation/Nominating/Governance Committee and Executive Committee charters can be found in the Investor Relations section of our website at: www.alcco.com.

Executive Officers

Laurie A. Bebo
President and Chief Executive Officer

John Buono
Senior Vice President, Chief Financial Officer and Treasurer

Eric B. Fonstad
Senior Vice President, General Counsel and Secretary

Walter A. Levonowich
Vice President and Controller

Shareholder Information

Corporate Headquarters
Assisted Living Concepts, Inc.
W140 N8981 Lilly Road
Menomonee Falls, WI 53051
Tel: 262-257-8888
Fax: 262-251-7627
Web site: www.alcco.com

Shareholder Inquiries
John Buono
Senior Vice President, Chief Financial Officer and Treasurer
Tel: 262-257-8999
email: jbuono@alcco.com

Exchange Listing
Assisted Living Concepts, Inc. Class A common stock is listed on the New York Stock Exchange and trades under the symbol: ALC.

Transfer Agent
Computershare Shareholder Services

Questions: call: 1-781-575-4747
Email: web.queries@computershare.com
or write to:
Computershare Shareholder Services
P.O. Box 43078
Providence, RI 02940

Address for overnight delivery:
Computershare Shareholder Services
250 Royall Street
Canton, MA 02021

Annual Meeting
The Annual Meeting of stockholders of Assisted Living Concepts, Inc. is scheduled to be held on May 5, 2008 at 4:00 PM Central Time at W140 N8981 Lilly Road, Menomonee Falls, Wisconsin.

Corporate Information
The Assisted Living Concepts, Inc. annual report is available for viewing or printing at www.alcco.com. This web site also contains news releases, quarterly reports and other filings made with the Securities and Exchange Commission. Printed copies of the Annual Report are available upon request to: Corporate Secretary, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, WI 53051.

CEO and CFO Certifications
The Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to the enclosed Assisted Living Concepts, Inc. Annual Report on Form 10-K.

Additionally, on December 3, 2007, Assisted Living Concepts, Inc.'s Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

END



Assisted Living Concepts, Inc.

W140 N8981 Lilly Road • Menomonee Falls, WI 53051
Toll Free: 888-252-5001 • Office: 262-257-8888 • Fax: 262-251-7627
www.alcco.com

